Committed to empowering a brighter future.



MUFG Report 2025

Integrated Report

What's
MUFG Way



Values
Values to be shared

Purpose
Reason for being

Vision
Medium- to long-term vision

Code of Conduct

MUFG Way

Purpose
Committed to empowering a brighter future.

Values
Integrity and Responsibility
Professionalism and Teamwork
Challenge and Agility

Vision
Be the world's most trusted financial group

Code of Conduct

MUFG Way serves as the basic policy in conducting our business activities, and provides guidelines for all group activities.
MUFG Way also is the foundation for management decisions, including the formulation of management strategies and management plans, and serves as the core value for all employees.

Committed to empowering a brighter future.

In these rapidly changing times, stakeholders are striving to address challenges and transition to a sustainable future.
Committed to empowering them and doing our best to make their wish come true.
This is MUFG's unchanging purpose for the future.
Our employees have regular opportunities to think and to have dialogues as to whom they want to empower and be of help, and each of them has made the MUFG Way their own.
We positioned the period from FY2024 to FY2026 as the three years to aggressively pursue and produce growth.
We, at MUFG, aim to fulfill our unique potential to "bridge" the divided world by uniting powers of diverse employees and strive to address issues faced by all stakeholders including customers, communities and society, next generation, shareholders, and investors.



My Way
Personal beliefs and values

MUFG Way
Guidelines for all activities at MUFG

Intersection of the Ways

Employees apply the MUFG Way in a personal dimension through dialogue

Special website: *Tsunagaru* My Way



Editorial Overview

Editorial Structure



Officer in Charge of IR

Group CEO

Group CFO — Group CSO

Financial Planning Division — Corporate Administration Division — Corporate Planning Division

- Collaborates on SR[*2]
- Collaborates on governance disclosure

Office of the CFO — Investor Relations Office — Sustainability Office

- Collaborates on debt IR[*1]
- Collaborates on ESG

Institutional investors, individual investors, publications

- Response to institutional investors and analysts
- Response to rating agencies
- Response to bond investors, debt IR
- Overseas SR

- ESG
- Holding seminars
- Response to individual investors, holding seminars
- Publications such as Integrated Reports

*1 IR for bond investors   *2 Shareholder Relations: Response to shareholders

Information Disclosure System



Environmental	Social	Governance	Financial

Integrated Report

Sustainability Report

MUFG Driving Social & Environmental Progress -for our Brighter Future-

Climate Report

Human Rights Report

Corporate Governance Report

TNFD Report

TCFD Report

Human Capital Report[*3]

Transition White Paper

Asia Transition White Paper

*3 Japanese only, the English version will be released in late September

ESG Data Book

Annual Report

Editorial Overview

To best explain our efforts to create sustained value to our investors and other stakeholders, we, Mitsubishi UFJ Financial Group, or MUFG, have compiled this integrated report, *MUFG Report 2025*, with reference to such guidelines as the International Framework recommended by the IFRS Foundation as well as the Guidance for Collaborative Value Creation issued by the Ministry of Economy, Trade and Industry.
Further details on our financial status are available on our website. For details of sustainability initiatives, see various reports available on the sustainability page of our website.



Environment Social Governance

Guidance for Collaborative Value Creation

Reporting Period

April 1, 2024 to March 31, 2025
(The report includes some information pertaining to activities undertaken up to July 2025.)

Reporting Scope

Mitsubishi UFJ Financial Group and its group companies

Disclaimer

This report contains forward-looking statements with regard to the expectations, forecasts, targets, and plans of Mitsubishi UFJ Financial Group, Inc. and its subsidiaries and affiliates. These forward-looking statements are based on information currently available to the Group and are stated in this document on the basis of the outlook at the time that this document was produced. In producing these forward-looking statements, certain assumptions (premises) have been utilized that are subjective and may prove to be incorrect. Should any underlying assumption prove to be incorrect, actual results in the future may vary materially from some of the forward-looking statements in this document. The Group has no obligation or intent to update any forward-looking statements contained in this document. In addition, information on companies and other entities outside the Group that is included in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the Group and cannot be guaranteed. All figures contained in this report are calculated according to generally accepted accounting principles in Japan, unless otherwise noted.

CONTENTS











Definitions of figures used in this document

Consolidated: Mitsubishi UFJ Financial Group (consolidated)
Non-consolidated: Simple sum of MUFG Bank (non-consolidated) and Mitsubishi UFJ Trust & Banking Corporation (non-consolidated)
the Bank (consolidated): MUFG Bank (consolidated)
R&D: Retail & Digital
CWM: Commercial Banking & Wealth Management
JCIB: Japanese Corporate & Investment Banking
GCIB: Global Corporate & Investment Banking
GCB: Global Commercial Banking
AM/IS: Asset Management & Investor Services
GM: Global Markets
MUFG: Mitsubishi UFJ Financial Group
the Bank (BK): MUFG Bank
the Trust Bank (TB): Mitsubishi UFJ Trust & Banking Corporation
the Securities HD (SCHD): Mitsubishi UFJ Securities Holdings
MUMSS: Mitsubishi UFJ Morgan Stanley Securities
MSMS: Morgan Stanley MUFG Securities
MS: Morgan Stanley
NICOS: Mitsubishi UFJ NICOS
MUAH: MUFG Americas Holdings Corporation
MUB: MUFG Union Bank
KS: Bank of Ayudhya (Krungsri)
Bank Danamon (BDI): Bank Danamon Indonesia
FSI: First Sentier Investors

Management Message

CEO Message

Beyond Awakening
Envisioning a Future MUFG

Hironori Kamezawa
President & Group CEO

Management Message

CEO Message

Gratified & ready to manage through epic change

This message is written in an unsettling atmosphere, marked by turbulent shifts in tariff policies that are upending presumptions from earlier this year.

At the World Economic Forum meeting in Davos in January, I heard two dominant themes: the *United States and Artificial Intelligence*. Broad enthusiasm for the US was evident—marked by hope the American economy would push ahead with new deregulation and productive changes—with a sense of urgency to join the momentum and not miss out.

But barely three months later came a flurry of tariff discussions. The haphazard dynamics of these monumental market manipulations have been described as the biggest challenge to the global economic order in the 80 years since WWII ended.

The other dominant Davos topic was AI, a *de facto* component of virtually all discussions, and we didn't seem able to consider anything of substance free of its context. I was reminded again how profoundly this tectonic technology is destined to transform business—a process well underway, as we all know.

Can we dispute that these two Davos themes, forces of the current US administration and AI, are historic disrupters of the existing order? Can we visualize how they will alter society's global apparatus, even in the short time before this message is published? Clearly, no.

At the end of April I visited New York, then proceeded to

Europe at the beginning of May. As you might expect, I encountered a variety of thoughtful minds and perspectives —and it seemed clear that the heady Davos atmosphere had evaporated.

Uncertainty eclipsed excitement; a risk-off mood predominated; and funds and capital appeared to struggle in search of a destination. Some participants appeared apprehensive too, yet despite their anxieties sent signals that skimping on preparations to seize the next opportunity might be a mistake.

I intuitively felt this was going to be a tough but fascinating 2025, a year we'll likely look back on as an inflection point in history. At the same time, I felt grateful and honored to be in a CEO position during an epoch-shaping moment like this, leading an institution prepared to navigate wisely with substantive management.

When uncertainty and its risks abound, it's vital to integrate a sense of purpose[*1] with a sense of direction. This requires habitually weighing a host of factors and decisions with prudence and independence, which MUFG has done well in the past. Our environment has always been difficult, and management has never been easy. During the 20 years since MUFG was established, we have worked smart to interpret trends and forces, and worked hard to adapt to change. That is why MUFG is where we are today.

Below, I'll begin by recognizing the environment and identifying challenges related to the US and AI themes, among others, and explain how we intend to manage through today's uncertainty.

Ongoing environment and challenges

The current US administration policy shifts could be seen as a resurgence of conservatism. But if so, it's the first case I can remember in the absence of an economic crisis. Instead, they seem to spring from pent-up US dissatisfaction due to imbalances in the current international order.

It's important to understand this as a structural issue that can't be autonomously corrected in the present international monetary system. In fact, it's possible that it can't be solved at all without reforming the global economic order.

Given these circumstances, Japan needs to reformulate its national strategy for long-term economic growth. And as a representative financial group in Japan, MUFG has a responsibility to help generate robust growth in its economy. Fortunately, we've built a business portfolio and network that's unique among our global peers over the 20 years; there's much more we can do for Japan and the world by leveraging our capabilities.

Regarding AI, ChatGPT 4 sent shockwaves around the world when it was introduced in 2023, and its effect has snowballed ever since. In my CEO message two years ago, I wrote that AI was still incapable of genuinely "understanding" meaning. Last year, I wrote it had likely drawn closer to upending that assumption. Since then, generative AI has evolved remarkably with the release of OpenAI o1 by OpenAI.

And it continues to evolve. Research is advancing across borders and disciplines with diversity, divergence—and speed. These advances include mathematical approaches; quantum and other physical approaches; and biological approaches such

 *1 What's MUFG Way   Page 2

CEO Message

as neuroscience, all with the potential for breathtaking leaps. Humans already outsource a portion of our thinking to AI, starting with the Digital Transformation of human thinking, and it likely has made much deeper inroads than we realize. What interests me most at the moment is what it means to *understand*.

A central question is what we humans actually do with language. I had always thought of it as a tool for communication, but when I was struggling with communicating in English when I worked in the US, it dawned on me that at its core, language is in fact a tool for thinking. Conversing in Japanese, like all native speakers I was subconsciously spinning an ongoing cycle of speaking while thinking and thinking while speaking. But because I could not think that fluidly in English, I really couldn't speak without inhibition or deepen my thinking through conversation.

You probably have experienced a conversation when something you hadn't realized suddenly became clear, when a point suddenly snapped into sharper focus as your perceptions began to shift and reorganize. This is language at work, guiding human beings to think and learn and understand.

Until now, digital and IT technologies have been external tools to support our activities. But generative AI has the potential not only to substitute for some elements of our thinking; it can also expand our intellectual horizons by actually *integrating* with our inner cognitive processes as they form our thoughts. How we grasp and capitalize on this potential is destined to be a key management theme for financial institutions, and indeed all sectors.

Mr. Marc Benioff, CEO of Salesforce, has said, "Today's CEOs are the final generation of executives who will lead exclusively human workforces." Future executives can expect to lead

Column 1

Essence of AI—Replacement and Expansion, Concrete and Abstract

What is the essence of AI? When reflecting on this question, I came across Seisei AI jidai no gengoron (Linguistics in the Era of Generative AI), a thought-provoking book by Professor Masachi Osawa, a renowned sociologist. It offered a wealth of insights that resonated with me. On impulse, I reached out to Prof. Osawa—and we ended up having a discussion.

I believe that humans are fundamentally better at abstraction and generalization. That said, using AI allows for deeper discussions—and in some cases, even higher levels of abstraction. When people talk about AI, the conversation often turns to concerns about replacement and job loss. Indeed, machines have long replaced human labor, IT systems have taken over clerical work, and now AI is capable of performing tasks that involve thinking. For example, some say that junior analysts may lose their roles because AI can efficiently handle part of corporate analysis. But I don't believe that this is the true essence of AI.

There is another important perspective—one I learned from Prof. Osawa—about how we take responsibility for failure. AI-generated answers can sometimes be wrong, and we must approach those outputs with a critical mindset. The key question is: are we prepared to take ownership of an AI



At a dialogue with Prof. Masachi Osawa

failure as if it were our own? We need to clearly define roles: AI may handle processes, but humans must maintain control of objectives. If we delegate even the task of setting the agenda to AI, we run the risk that it grabs it and runs.

What is required of us as human beings are a high level of thinking and the ability to act. Prof. Osawa remarked that humans have the potential to achieve breakthroughs by strategically leveraging AI as a disposable tool. I wholeheartedly agree. For humans, Liberal arts, with their timeless value, are essential for cultivating critical thinking. Equally important is building experiential knowledge—real-world wisdom that accumulates through action. At MUFG, we strive to steadily strengthen these capabilities in each colleague and evolve into an "AI native" organization that seamlessly integrates the strengths of both AI and human resources.

Management Message

CEO Message



organizations with the assumption that AI is part of the team. Our generation needs to prepare for that reality.

Looking back on 20 years of MUFG

MUFG is celebrating our 20th anniversary this year. When the company was established in 2005, I was launching a new department, the Credit Portfolio Management Office in the Credit Policy & Planning Division. To quantify and proactively manage credit risks is standard practice today, but it was a new concept back then, and support for the effort was scarce from both internal and external stakeholders. Still, as head of the new department, I brought my colleagues together and worked step-by-step to build the strategy, organization and policy & procedures.

Since then, MUFG has transformed significantly. Time after time, challenges like what I worked on two decades ago have risen throughout the organization. And today, I can see firsthand that by embracing these challenges, MUFG has evolved as a result of three significant transformations.

The first phase was to establish MUFG and build its foundation. During this period, we forged a business alliance with Morgan Stanley and strengthened our investment banking capabilities. In Japan, we launched Mitsubishi UFJ NICOS and made ACOM a subsidiary of MUFG. The group foundation established in this phase is still in place as our bedrock today.

In the second phase, we strengthened our presence in the ASEAN region. We were active investors in commercial banks across Asia, including Bank of Ayudhya (KS) in Thailand and Bank Danamon (BDI) in Indonesia, expanding our regional footprint. Combined with the first phase, this formed the basis for MUFG's unique business portfolio[*2].

The third phase was marked by challenges to transform our business model. In Japan, we became more resilient; overseas, we shifted our focus from business quantity to business quality. Our growing earning power such as increasing fee income led to an increase in net profits. Remarkably, we improved our risk/return profile by placing more emphasis on profitability. We also consolidated branches in Japan to make our financial structure more muscular and lean.

With a new focus, we vigorously pursued acquisitions in the AM/IS field, invested in domestic and international digital fields, and established new funds. At the same time, we completed the sale of Union Bank, reinvigorated our portfolio decisively through swift investments and divestments, and inculcated the spirit of a new MUFG byword into our culture: *Agility*.

To bolster ROE management, we optimized the business portfolio in line with our stated *Purpose*, to be "Committed to empowering a brighter future" as the guiding principle for management

decisions. We consistently aimed our transformation at delivering financial capabilities aligned with contemporary needs. As these efforts bore fruit, in fiscal 2024 our profit doubled from its pre-pandemic level, and ROE improved significantly to 9.9%, achieving our medium- to long-term ROE target range of 9–10% while delivering quantity and quality growth.

Envisioning a future MUFG

With 20 years of history for hindsight, the question now is: Where is MUFG heading?

In May, we announced an increase in our medium- to long-term ROE target (with the standard defined by JPX) to 12%, and our aim to achieve market capitalization of 30 trillion yen. To succeed, we need to refine and strengthen the portfolio we've built over the years.

As Japan's largest financial institution, MUFG has a role to help drive the nation's industrial and energy policies, and fuel its growth along with that of our customers, especially as the Japanese economy is expected to continue on its dynamic new trajectory.

In the retail business, we will place "M-tto," a new service brand announced in May, at the center of the business, and build a resilient platform to coalesce our teeming customer base in cooperation with partner companies. We will meet challenges such as AM/IS, Asia, digital, and inorganic investment in growth regions like the US and India, while refining our unique portfolio accordingly.

But beyond all this, the ultimate fact is that our business


*2 Business Portfolio Supporting MUFG Growth
Page 27

CEO Message

cannot grow and stay strong without helping resolve issues that hamper society. So our seven business groups will leverage their combined strengths to champion positive social and economic values on a global basis, and raise the corporate value of MUFG in the process.

At the same time, we will keep working on the linchpin of our business strategies, corporate transformation. Since my appointment as CEO, I've been advocating cultural reform to create an organization where colleagues are expected—and equipped—to think independently, make informed decisions, and act on them quite naturally.

AI will assume a vital role in this regard too, but while discussions on AI tend to focus on applications and use cases, what truly matters is whether we can build a highly functional foundation comprising data, processes, and rules—with AI in the mix. We're committed to unlocking and managing the value of data while building an environment where AI and humans can seamlessly engage, communicate, and collaborate in decision-making. AI agents will help us transform data into knowledge and knowledge into power. Envisioning the future beyond is exhilarating. As we pursue robust growth, we will transcend our current frontiers and transform into a thriving organization determined to bring innovation to society beyond what's expected of a traditional financial institution. This will propel us toward fulfilling our vision: to be the world's most trusted financial group.

Still, it must be said that all other measures of success in our business would crumble without the bedrock of trust. MUFG faced a serious misconduct case last year that shook that trust and the credibility we've carefully built over the years. The entire industry felt the impact, and as CEO, obviously I take

this extremely seriously. We are reviewing our risk awareness, our internal control systems, and our in-house rules top-to-bottom, and are committed to deploying all measures necessary to prevent any recurrence.

It bears repeating, again and again, that without the trust and confidence of our customers and society, we simply cannot perform or function—or ultimately even exist. No matter how society evolves, it's imperative to comply with its laws, regulations, social norms and ethical standards. This requires rock-steady judgment about what must change, and what absolutely must not.

Delivering on commitments to a brighter future[*3]

Fulfilling our commitment to empowering a brighter future is at the strategic heart of our current Medium-term Business plan. We've recently made notable progress on its strategies, including "Driving Social & Environmental Progress."

A Confucian principle says, *Put righteousness before profit*. It clearly sets the priority—moral behavior is primary and paves the path to rewards. In the same spirit, as a financial institution we first have a duty to identify society's challenges and understand that our business exists to help overcome them. It's easy to reverse those priorities when we're immersed in our daily work. We have to pay active attention to keep them in the Confucian order: We're here to help solve social issues through the power of our financial services. Profit will follow. Not vice-versa.

I believe this so strongly that I envision MUFG ten years from

now being defined by how well we honor those priorities. Our role and responsibilities are to connect the social and economic values of our customers with our own, and put them to work symbiotically.

In April, we published a paper, *Driving Social & Environmental Progress -for our Brighter Future-*[*4], about MUFG's commitment to help solve social issues. We explain initiatives led by MUFG colleagues, the positive impact we wish to offer society, and the vision of a brighter future we commit to fulfill. That said, our journey in confronting society's challenges is far from complete. For example, when setting "impact indicators"— metrics assessing how our initiatives actually have a useful effect—we took the conspicuous challenge of defining quantitative targets to hit. Admittedly, we haven't been able to measure our impact across all concerns—yet. But with ongoing feedback from all manner of stakeholders, we will pursue and capture substantive data.

Seize the growth[*5]

Regarding the "profit" side of the Confucian "righteousness" principle, our MTBP is keenly focused on growth. As mentioned, we're refining and fortifying one of MUFG's greatest strengths—the unique business portfolio we've built over the past 20 years—to grow alongside the global and Japanese economies. We believe its unique and diversified profile is particularly powerful for uncertain times. So are the bold revisions we've made to our processes and structures to support sustainable growth.

Outlined here are several key strategic themes, discussed in more detail on page 39.

📖 *3 CSO / CSuO Message
   Pages 46-47



📖 *4 MUFG Driving Social
   & Environmental
   Progress -for our
   Brighter Future-



📖 *5 CFO Message
   Pages 14-21



Management Message

CEO Message

Strengthening the domestic retail customer base

A strategic focus for MUFG is the relationship with our retail business in Japan, and the scale of its strong customer base. This enormous community is preparing to pass assets to the next generation, and we must build relationships with it, too. By transitioning Mitsubishi UFJ eSmart Securities and WealthNavi to wholly owned subsidiaries, and through the system integration of Mitsubishi UFJ NICOS, we're now more relevant and accessible to younger generations, while still familiar and convenient to customers across all age groups.

This May, we launched a new service brand, M-tto[6], with the core concept of creating "connection." This comprehensive, life-stage-based financial service offers people gentle support through their daily activities and spans entire life stages. As a first step, we seamlessly integrated various financial services around the MUFG Bank app. We also developed a new point-accrual program that makes it easy to earn credits from daily routines. These build value and can be conveniently used at Visa-affiliated merchants worldwide.

We plan to launch several additional initiatives in fiscal 2026, including a loyalty program rewarding customers for maintaining connection with the MUFG Group, and a unified point system across the Group, "M-tto Points." We are also establishing a new digital bank based on a fresh concept combining the best of both digital and physical face-to-face channels. And to become the trusted partner for major life events, such as inheritances, we're developing a digital platform to help transfer valuable assets to the next generation.

MUFG is already the only financial group in Japan offering the full range of financial services an individual might need

throughout a lifetime—from banking to trust and securities, settlement, and asset management. All these services, now seamlessly connected, set a standard of flexibility and responsiveness to individual needs as they change through life—assets to use, save, grow, and pass along—delivering financial services across generations.

The heart of our strategy is a steadfast commitment to the customer-first philosophy. Their convenience is top priority. We intend to deliver core financial *services* entirely within the MUFG Group with a *platform* strengthened by collaboration with external partners. M-tto will serve as a centerpiece to deepen connections with customers and collaboration across Group companies. Our goal is to become a truly integrated, thoroughly connected MUFG—and an exceptional platform provider.

Strengthening APAC business and platform resilience

Asia accounts for approximately 20% of MUFG revenue, and the world's largest lending exposure within the APAC region[7]. KS and BDI have performed powerfully through retail services such as auto loans, helping drive a fivefold increase in net operating profits in Asia over the past decade. In fiscal 2024, profits reached a record high of around 500 billion yen. Despite emerging macroeconomic headwinds, including persistently high household debt, aging populations, and interest-rate cuts, the region's long-term growth potential remains high, and MUFG will continue to see Asia-Pacific as our second home market. We are committed to strengthening the competitiveness of our partner banks while building what we describe as an "MUFG Economic Sphere" through initiatives that include expanding digital investments, deepening collaboration with local conglomerates, and capturing growth opportunities in India.

In fiscal 2029—the final year of our next Medium-Term Business Plan three-year cycle—we aim to increase net income (excluding amortization of intangible assets) to approximately 1.6 times compared to fiscal 2024. As we grow our overall earnings in Asia and advance our "Asia x Digital" strategy [brief descriptive phrase], we will establish an even more stable and well-balanced business portfolio where digital businesses account for roughly 20% of the GCB Business Group's net operating profits.

It's also important to expand our business in Asia to help overcome social challenges using financial inclusion tools. By expanding access to financial services for a large population with limited choices, and creating new opportunities for commerce, we aim to help reduce poverty and elevate the quality of life throughout the region.

The GCIB-GM integrated model & collaborating with Morgan Stanley

Our business model took a major evolutionary step when the GCIB and GM Business Groups integrated operations; an initiative to build fee income through Origination & Distribution and cross-selling has produced steady results; and the balance sheet now shows notably better profit. Moving forward, we will further enhance risk diversification and risk-taking through strengthening our securitization business and other initiatives.

In particular, our business in the US—the world's largest economy—accounts for 30% of MUFG's total revenues. Following the sale of Union Bank in 2022, we shifted our management resources to focus on wholesale operations, a business that now offsets the decline in revenues after the sale while delivering strong profit growth. In project finance, one of

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 *6 "M-tto" Concept Movie
*Japanese only

 *7 Exposures in APAC region   Page 27



CEO Message

MUFG's core strengths, we've maintained our No.1 position in the US for 15 consecutive years—and No. 1 in the world for three—consistently outperforming competitors.

Our partnership with Morgan Stanley continues to evolve steadily and warmly. In May, I had the opportunity to appear on stage with Morgan Stanley CEO Ted Pick at the Japan Summit[8], co-hosted by our two organizations. To an audience of around 2,000, we shared the achievements of our partnership so far, and our vision for the future. I've known Ted for more than 20 years, and at the Davos conference was invited to a small dinner hosted by Morgan Stanley. Ted introduced me to prominent investors and CEOs there, and shared a personal story from 2008—when MUFG first invested in Morgan Stanley—along with heartfelt words of appreciation. His sincere remarks moved me deeply.

This partnership is not only built on my relationship with Ted, but also on the expanding network of colleagues engaged across both organizations in joint efforts on a broadening range of activities. I truly feel that collaboration between our two firms is also deepening through many layers, and a unique and unparalleled relationship of trust has taken root. We will continue to build on this robust foundation of mutual trust as our partnership continues to grow in new dimensions.

Accelerate transformation & innovation

Cultural reform
Equipping MUFG to excel in a dynamic environment, I've championed cultural reform through *Challenge* and *Agility*— two themes newly added to our statement of *Values*. Cultural reform has come to the forefront of importance given how

deeply and quickly society is changing, thus requiring more nimble, less timid organizations. The key to showcase how "MUFG has changed" to outside observers is to transform the internal mindset of colleagues and create a culture hungry for the next new challenge. So instead of looking backward, our focus should face forward to what we want to become.

I remind colleagues that the future is not a simple extension of the present, and clinging to the present—much less the past—means we can never help shape our own future.

One key theme of our current MTBP is *Agility*. To build an organization able to quickly respond to new circumstances, we launched the *Agility Transformation Promotion Office*, a cross-functional team promoting collaboration across the organization, and began implementing agile management. We will expand this initiative across the organization to seed and feed corporate transformation.

Collaboration with digital companies in Japan and abroad has also encouraged cultural reform, in the sense that exposure to forward-facing technology helps invigorate the MUFG mindset. The CEO of one of our investees told me, "At first I assumed that as the biggest financial institution in the country, MUFG would be incredibly slow to act. But I've been astonished by how quickly decisions are made." That's affirmation that our culture is in fact reforming, and more proof that working alongside stimulating partner cultures can inspire our own evolution.

Human capital management[9]
Frankly, I'm not fond of the term "human capital." I understand it's widely used, but I can't shake the feeling it treats people as assets—and that doesn't sit well with me. People should be

treated as people; our colleagues embody our company itself. A company has no intrinsic presence, but any one of our colleagues who directly interacts with the public shows our human face, offers our handshake of integrity, and makes the eye contact so vital to trust.

In June, we published the *Human Capital Report*[10], to express how, and how seriously, we value our colleagues. It states our beliefs about people and draws the connection between how they're treated and what we profess are our values. It describes the nature of people MUFG hopes to attract and develop, and the type of workplace we aim to create, where colleagues think for themselves and speak up with passion. I want MUFG to be an appealing company richly populated with such people.

Drawing strength from awakening 1,200 MUFG teams

"I want to awaken MUFG."

This was the message I shared in last year's CEO Message. A year has passed since then, and my conviction has only grown stronger.

In April, we held our most comprehensive MUFG general managers meeting ever. Around 1200 department and branch managers from MUFG, the Bank, the Trust Bank, the Securities, NICOS, ACOM, Mitsubishi UFJ Asset Management, and our partner banks in Japan and abroad—these all came together for one event, the first in-person gathering of this scale since MUFG was established in 2005. It was a breathtaking moment for me.

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[8] CEOs' Fireside Chat between MUFG and Morgan Stanley Page 32



[9] CHRO Message Pages 54-55



[10] Human Capital Report *Japanese only, the English version will be released in late September



Management Message

CEO Message



Roundtable discussion on the use of generative AI at MUFG   Page 57

Of course, I took full advantage to convey my "awakening" message to these 1,200 general managers, and several approached me later to say "I will awaken my team" at the branch or division. That struck a chord with me. Behind those managers stand more than 150,000 colleagues. Considering MUFG is a collective of 1200 unique organizations, if each of these unleashes its potential and truly awakens, I am convinced that MUFG would be much stronger than ever.

Our company has earned trust through a long heritage of integrity, and is now supported by a formidable customer base, a global network, and the imposing strengths of our collective Group. My role as CEO is clear: to lead this impressive enterprise to its next transformation of cultural reform, remove both visible and invisible barriers to agility and spirit, offer an open workplace where colleagues freely engage in thought, and build an environment where everyone can eagerly embrace challenges without fear of change, retribution, or even failure. Over the years, I've seen enough to know that those with the courage to welcome what's new are those who open doors to the future. Supporting this process of awakening is my mission and responsibility.

Precisely because of the power of change, certain things must stay constant. Among them is fidelity to purpose. MUFG's stated *Purpose* to be *Committed to empowering a brighter future* for all stakeholders demands that we anchor ourselves in its ethos.

As each colleague develops the ability to think independently, make informed decisions, and act with speed and resolve, one by one we move closer to an awakened MUFG.

Putting righteousness first and profit second, we can produce profound social and economic value, and meet our responsibility to serve stakeholders with integrity that deserves their trust.

The view from my window shows on the horizon a future MUFG, awake with a vision to pioneer far ahead.

H. Kamezawa

Hironori Kamezawa
President & Group CEO

Column 2

Another CEO Message[11]

I began to wonder—could AI write a CEO message?

With that question in mind, I decided to experiment with generative AI and created an "AI version" of the CEO Message.

I had the AI study my past CEO Messages, as well as my external and internal communications, along with evaluation criteria from external agencies who review the integrated reports. The AI tool also referred to the CEO messages of Mr. Masahiro Okafuji, Chairman & CEO of ITOCHU Corporation—whose integrated reports consistently receive high praise.

The first draft the AI produced was well-written but felt flat and impersonal. As Prof. Osawa observed, "AI's output is excellent, but average"—and that was exactly the impression it left. Still, there were some moments that made me think, That's clever or That's insightful. Using those AI-generated expressions as a starting point, I was also able to deepen my own thinking and truly experience how AI can help expand the thought process.

Please feel free to check out the AI-generated version. We will continue expanding our use of AI in various fields.

 [11 AI CEO Message



Management Message

A Guide to Quickly Understanding Where MUFG Is Now

Keyword	Message summary	Locations of detailed descriptions
Purpose	In a time of rapid change, MUFG's Purpose to be *Committed to empowering a brighter future* for all stakeholders remains constant. Anchoring ourselves in this Purpose, we cultivate a culture where each colleague develops the ability to think independently, make informed decisions, and act with speed and resolve, aiming for sustainable corporate value enhancement.	📖 MUFG Way Page 2 📖 Mid- to Long-Term Vision Page 23
Improving ROE	In FY2024, we achieved ROE of 9.9% and raised our medium- to long-term ROE target to 12% (JPX Basis). We will continue to prioritize improving ROE as our most important commitment. By leveraging the collective strength of our seven business groups, we will pursue both social and economic values, thereby enhancing MUFG's corporate value. While working to enhance our business portfolio, MUFG will continue to grow in tandem with the growth of the global and Japanese economies.	📖 CFO Message Page 15
Capital Policy / Shareholder Returns	In FY2024, we increased dividend per share by ¥23 from the previous fiscal year to ¥64, and repurchased ¥400 billion worth of our own shares. We aim to maintain a dividend payout ratio of about 40% through profit growth and strive to continuously improve ROE through disciplined capital management.	📖 CFO Message Page 18
Expand & Refine Growth Strategies	To achieve growth, we have outlined seven strategies to expand our business portfolio in a balanced manner, aiming for sustainable growth even in an environment of increasing uncertainty. In the domestic retail sector, we will place our new service brand "M-tto" at the center, strengthening our customer base further.	📖 Expand & Refine Growth Strategies Pages 39-45
Drive Social & Environmental Progress	We have identified ten priority issues under the themes of "Sustainable Society," "Vibrant Society," and "Resilient Society," aiming to contribute to solving social challenges through financial services. Guided by the principle of "*putting righteousness before profit*," our responsibility is to connect and enhance both the social and economic values of our customers and MUFG symbiotically.	📖 Drive Social & Environmental Progress Pages 48-52 📖 CSO / CSuO Message Pages 46-47
Accelerate Transformation & Innovation	Continuous "Transformation & Innovation" is the foundation that supports the pillars of "Expand & Refine Growth Strategies" and "Drive Social & Environmental Progress." We are committed to fostering an open workplace where free and vigorous discussions take place, and each employee is encouraged to continuously challenge themselves. In our MTBP, we particularly emphasize "speed" and have begun implementing agile operations. Additionally, our newly published "Human Capital Report" highlights MUFG's efforts in human capital management and its connection to corporate value.	📖 Accelerate Transformation & Innovation Pages 53-58 📖 Mid-Career Hires Round Table Pages 59-61 📖 CHRO Message Pages 54-55
Utilizing AI	Artificial intelligence has the potential of expanding human thinking, and a major theme is whether we can incorporate this potential into business. We aim to enhance our ability to think, act and transform ourselves into an AI-native organization. Check out the AI version of the CEO message created through the process of "thinking expansion."	📖 Accelerate Transformation & Innovation Page 57 📖 Another CEO Message Page 12



Management Message

CFO Message

Committed to pursuing improvement of corporate value and further enhancement of shareholder returns through sustainable growth and improvement in ROE

Jun Togawa
Senior Managing
Corporate Executive Group CFO

Review of Operating Results

FY2024 results

In fiscal 2024, signs of a virtuous cycle of rising prices and wages in Japan led the Bank of Japan to raise interest rates. Meanwhile, significant changes to the political situation and financial policies in various countries, kept the financial markets volatile through the fiscal year also due to the impact of the Ukrainian war, conflicts in the Middle East, and other geopolitical risks. Against this backdrop, profits attributable to owners of parent totaled ¥1,862.9 billion, setting a record for the second consecutive year.

Net operating profits fell year on year, primarily due to measures that contribute to future profit growth. These measures included rebalancing of portfolio with focus on foreign bonds, utilizing one-time profits such as gains on reduction of equity holdings, or reversal of allowance for credit losses. Net operating profits[*1] of our customer segments in real terms, excluding the impact of these measures, rose around 20% year on year, demonstrating robust growth. (Figure 4 on page 15)

In terms of breakdown, gross profits increased by ¥86.7 billion. Net interest income and revenue from commission grew significantly, even after excluding the impact of the change in the consolidated closing period (Figure 2 below) for the Bank of Ayudhya (KS). We capitalized on the rise in JPY interest rate and improved the interest margin, with the increase in net fees and commissions, largely driven by increases in fees related to foreign loans and the expansion of AM/IS and wealth management businesses in addition to the acquisitions, mainly in Asia, also contributing. On the other hand, we recorded approximately ¥780.0 billion in losses from rebalancing our bond portfolio mentioned earlier under net gains (losses) on debt securities, resulting in a slight increase in overall gross profit.

While general and administrative expenses increased by ¥339.3 billion due to resource allocation for growth, inflation, etc. in addition to the impacts from the change to KS' consolidated closing period and overseas acquisition projects, the actual expense ratio remained 60% or less.

Among items under net operating profits, ordinary profits increased significantly by ¥541.5 billion. This owes primarily to the reversal of credit costs overseas and progress in reduction of equity holdings under net gains (losses) on equity securities in addition to the rise in equity earnings of Morgan Stanley as an equity method investee reflecting its strong performance. As a result, profits attributable to owners of parent rose to the highest ever as described earlier.

Figure 1 FY2024 Consolidated Income Statement Summary

	MUFG (consolidated) (Billions of yen)	FY2023 Results	FY2024 Results	FY2024 Change
1	Gross profits	4,732.5	**4,819.3**	86.7
2	G&A expenses	2,888.7	**3,228.1**	339.3
3	Net operating profits	1,843.7	**1,591.1**	-252.5
4	Total credit costs	-497.9	**-108.7**	389.1
5	Ordinary profits	2,127.9	**2,669.4**	541.5
6	Profits attributable to owners of parent	1,490.7	**1,862.9**	372.1

Figure 2

Impact in the change of consolidated closing period of KS[*2]	FY2024
Gross profits	165.0
Expenses	85.5
Net operating profits	79.5
Credit costs	-43.4
Net profits	22.0

*1 Consolidated net operating profits on a managerial accounting basis. See Figure 4 Net Operating Profits on page 15 for details.
*2 In FY2024, the consolidated closing period of KS was changed from December 31st, 2024 to March 31st, 2025.

Management Message

CFO Message

Progress in Medium-Term Business Plan

MTBP financial targets—toward the improvement of ROE

In FY2024, both profits attributable to owners of parent at ¥1,862.9 billion (MTBP target of ¥1,600 billion) and ROE at 9.9% (MTBP target of around 9%) achieved the respective MTBP targets in the first fiscal year of the plan.

At the same time, the global economy is currently facing increasing uncertainties due to the changes in trade policies of major countries. If the trade negotiations prolong and the downward pressure on the Japanese economy increases, the pace of interest rate hikes could slow down.

Hence, there is a good chance that the financial targets for the final fiscal year of the MTBP would change significantly given the present uncertainties, and therefore we have decided to reconsider and announce the policy after thoroughly assessing the environment.

We continue to place ROE improvement as our most important commitment in the current MTBP and have positioned profits, expenses, and RWA as the three drivers for improving ROE. Profits have grown by ¥205.0 billion in the past one year as we steadily drove forward the seven strategies for growth with the increase in JPY interest rate as a tailwind. Expense ratio, at 57.6% after excluding the earlier mentioned impact of rebalancing of bond portfolio, also was below the MTBP target of 60% as we ensured discipline both in terms of ratio and amount of expenses for each field while allocating necessary resources for growth and infrastructure development. As for RWA, we have achieved the MTBP target of reduction of unprofitable assets (¥5 trillion in total) ahead of schedule, and will continue allocation to highly profitable businesses.

Figure 3 Breakdown of ROE Improving Factors (Logic Tree)



*1 Return on risk-weighted assets (an indicator suggesting capital profitability)
*2 Expense ratio after adjusting for the impact of rebalancing of bond portfolio. The expense ratio before the adjustment for the said impact is 66.9%.

Expand & Refine Growth Strategies

As I have mentioned earlier, net operating profits increased by ¥205.0 billion in the first fiscal year of the MTBP buoyed by the rise in JPY interest rates, and growth strategies are being steadily implemented. In "Strengthen corporate x WM business," loan and asset management revenues related to business succession have been strong. Regarding "Contribute to making Japan a leading asset management center," we steadily expanded the scope of the business with the tailwind of government policies, while cross-selling has been steady in "Evolve GCIB-GM integrated business model." In "Strengthen domestic retail customer base," the customer base, which is Japan's largest but had long been on a declining trend, is turning around.

Meanwhile, in "Strengthen APAC business and platform resilience" the pace of growth has slightly slowed due to the recent stagnation in the economies of various countries. However, cross-selling in foreign exchange, payment, etc. has been strong and it is steadily making progress in sowing the seeds for the future such as investment in "Asia x Digital." While revenue contribution from "Support Value Chain in Green Transformation (GX)" is still small, it is an important measure for realizing sustainable growth and we will continue to actively work to implement the strategy.

For improvement in ROE in the future, it is extremely important to first realize the growth strategies under the current MTBP. We will continue to steadily carry out the growth strategies while making necessary investments such as those for development of corporate infrastructure and systems.

Figure 4 Status of Net Operating Profits[1]



* 1 Managerial accounting basis. Local currency basis
* 2 The impact of change in the consolidated closing period of KS is included in Others and excluded from the results of Expand & Refine Growth Strategy.

Management Message

CFO Message

Capital allocation and ROE

The figure below shows the relationship between capital allocation and ROE.

In addition to profit increase capturing the rise in JPY interest rates, Commercial Banking & Wealth Management Business Group, where balances of both deposits and loans have been steady, and JCIB, which has been growing solution revenue in M&A finance projects, etc., have been driving the company-wide ROE together with progress in reduction of the equity holdings. Morgan Stanley, which is an equity method investee, is also maintaining high ROE.

ROE of GCIB continues to improve, driven by ongoing improvement in loan margin and strengthened non-interest income. Amortization of goodwill, etc. is weighing on ROE of GCB and AM/IS, but both have a double-digit ROE before the amortization of goodwill, etc.

RD, which is catering to individual customers (other than wealth management) and an important business supporting MUFG's balance sheet, will have a relatively low ROE during the current MTBP period due to upfront digital and infrastructure development investments. We will steadily carry out transformation and raise its capital efficiency.

Figure 5 Capital Allocation[*1] and ROE[*2] (FY2023–FY2024)

- Lighter colors indicate FY2023 results and darker colors FY2024 results
- Figures in brackets indicate a change in ROE in FY2024 compared to FY2023


ROE (%)
Revised medium- to long-term ROE targets (around 12%)
Existing medium- to long-term ROE targets (9–10%)
13.0% (+4.5 ppt)
14.5% (+2.5 ppt)
Before amortization*4 12%
14.0% (+1.0 ppt)
Before amortization*4 10%
9.5% (-4.0 ppt)
7.5%*3 (+1.0 ppt)
Before amortization*4 4.5%
6.5% (-2.5 ppt)
4.0% (-2.5 ppt)
3.0% (-1.0 ppt)
Capital allocation
RD
CWM
JCIB
GCIB
GCB
AM/IS
Global Markets (excl. the impact of rebalancing of bond portfolio)
Morgan Stanley

*1 Estimated RWA on the finalized and fully implemented Basel III basis to be applicable from March 31, 2029 (R&D, CWM, JCIB, GCIB and GCB) or economic capital (AM/IS and Global Markets). Managerial accounting basis
*2 Managerial accounting basis (Net profits basis)
*3 For GCIB, estimated RWA individually adjusted for large-scale credit costs, interest income, and RWA for FY2023 and FY2024. Its ROE before the adjustment is 13.5%
*4 ROE excluding goodwill amortization

FY2025 target and future outlook

In FY2025, MUFG aims for ¥2.0 trillion in profits attributable to owners of parent, which is a record high since its establishment. Achievement of this puts 10% in ROE (JPX basis) within the reach.

While outlook for the business environment is extremely uncertain, we reviewed the assumptions of financial indicators such as US and Japanese interest rates, foreign exchange rates, and stock price as shown in Figure 6, assuming certain progress in trade negotiations of major countries and that there will be no serious damage to the global supply chain. Based on this, we formulated a profit increase plan with profits attributable to owners of parent rising to ¥137.1 billion compared with FY2024.

Factors contributing to changes compared with FY2024 are shown in the graph of Figure 6. As for factors having negative impact on net operating profits, we are assuming a reaction to the change in the consolidated closing period of KS recorded in FY2024, a negative impact on revenue from the stronger yen, increases in strategic expenses and costs of corporate infrastructure development, and reaction to the reversal of large-scale credit costs in the previous year. At the same time, we are assuming positive factors including profit increases in customer segments, a rise in net interest income from rebalancing of bond portfolio, and rebound from losses on sales recorded in the said rebalancing.

While we are expecting temporary reactions to positive and negative effects recorded in the previous fiscal year, the main driver for profit increase for FY2025 is growth in net operating profits, which indicates the earnings power of its core business. If there is a major deviation of the business environment outlook from the assumption, we will consider revising the targets during the fiscal year.

Figure 6 FY2025 Target[*1]


(¥bn)
+¥137.1 bn
Benefits from rebalance of bond portfolio
1,862.9
2,000.0
Growth of customer segments
KS impact
FY24
NOP (excl.①②)
①Strategic Investments & Expenses*2
②Impacts from rebalance of bond portfolio etc.
Reversal of credit costs, etc.
FY25 target

<Current assumption of financial indicators>

BOJ policy rate	FF rate	Nikkei Stock Average	USD/JPY
Approx. 0.5%	Lower 4% range	Approx. ¥37,000	Approx. ¥140


Expected economic impact at present*3
Japan
Decline in exports and CAPEX could potentially lower the real GDP growth by 0.3%
Asia
Weak external demand, restrained investment and drop in consumer sentiment could weigh on the economy
U.S.
Continued imposition of tariffs could potentially lower the real GDP growth rate by close to 2%
Financial indicators
outlook as of Feb 25
outlook as of Apr 25
JPY policy rate hikes: slow down
1.00%
0.75
0.50
0.25
Mar. 26
USD/JPY: further appreciation in JPY
149.52
Middle of 130s range
Mar. 25
Mar. 26
Mar. 27
Nikkei: expand volatility
¥35,618
Approx. ¥40,000
Mar. 25
Mar. 26
Mar. 27

*1 Breakdown is on an after-tax basis *2 Strategic allocation of resources for future growth *3 Outlook as of Apr. 25

Management Message

CFO Message

For FY2026, the final fiscal year of current MTBP also, we aim to achieve continued growth and the levels exceeding the FY2025 performance targets of ¥2.0 trillion or more in profits attributable to owners of parent and ROE of 10% or more, if the environment is within the expected range.

Growth potential driven by rises in interest rates

An increase in the JPY interest rate is expected during the current MTBP. The following estimates indicate a positive net operating profit impact calculated based on certain assumptions. It assumes the positive impact from the rise in JPY interest rates to manifest gradually, and we aim at further profit growth by leveraging the strength of our balance sheet, which is the largest among Japanese private sector banks.

Figure 7 Impact of rises in JPY interest rates[1] (¥bn)



Net Interest Income sensitivity to rate hikes

¥180.0 bn per +25 bps[2] + Further upside potential from B/S rebalance

- 25→50 bps
- 10→25 bps
- Exit from Negative Interest Rate Policy

FY2024: 90.0 (20.0 / 25.0 / 45.0)
FY2025: 215.0 (110.0 / 40.0 / 65.0)
FY2026: 315.0 (160.0 / 80.0 / 75.0)
FY2027: 345.0 (180.0 / 90.0 / 75.0)

*1 Assumptions for estimates: No change in the balance sheet structure at the timing of each interest rate rise. The rise in market rates is the same as the interest rate hike
*2 The impact in the third year from the immediate rise in interest rate

Capital Management

Basic Policy

We consider capital management to remain a key matter in terms of achieving the ROE target under the current MTBP.

MUFG has been focused on capital management that achieves an appropriate balance among the "capital triangle" objectives, as illustrated below. Upholding this basic policy, we will endeavor to maintain creditability and reliability, which are the indispensable traits of a financial institution and largely dependent on its financial soundness. Accordingly, we will strive to improve our corporate value by steadfastly maintaining our financial soundness while further enhancing shareholder returns as well as undertaking investment in growth fields to raise profitability.

Figure 8 Capital Triangle



❶ Enhance further shareholder returns

MUFG's Corporate Value

❷ Maintain solid equity capital

❸ Strategic investments for sustainable growth



❶ Further enhancing shareholder returns
- Maintain dividend payout ratio at around 40%
- Holding a maximum of approx. 5% of the total number of issued shares

Consider
- Performance progress / forecast and capital situation
- Strategic investment opportunities
- Market environment including share price

Progressive dividends
Flexible share repurchase
Share cancellation

❷ Maintain solid equity capital
- Target range of CET1 ratio[1]: 9.5%–10.5%

❸ Strategic investments for sustainable growth

Organic investments
- Continue to replace low-profitability assets with highly profitable assets
- Allocate to areas with high profitability expectations strategically

Inorganic investments
- Continue to focus on areas such as Asia, Digital, and Global AM/IS
- Consider investments in new business areas

Maintain solid equity capital

We have set a target range for the CET1 capital ratio[1] (CET1 ratio), which indicates financial soundness, at 9.5% to 10.5% in the current MTBP. This target range was determined by considering such factors as the results of the multifaceted verification of the necessary stress buffer and the level of capital required of a financial institution deserving of the A rating granted by external rating agencies. Based on a CET1 ratio stipulated by minimum regulatory requirements applied to MUFG (8.5%, excluding the countercyclical capital buffer as a variable element), the bottom line of 9.5% was defined by adding a 1.0% buffer. The target range was set with a breadth of 1.0%, resulting in the upper limit of 10.5%.

Figure 9 Target Range for Capital Management



Maintain progressive dividends

10.8% ◆
Upper limit 10.5%

Target range 9.5–10.5%

Lower limit: 9.5% (Level required by the regulation + buffer)

CET1 ratio[1]

Maintain progressive dividends

Make additional shareholder returns or strategic investments for sustainable growth

Consider the following options taking into account the environment
- Additional shareholder returns
- Strategic investments for sustainable growth
- Accumulation of capital

Consider stable dividends

Accumulate capital to improve CET1 capital ratio to the target range

The ratio as of March 31, 2025 was 10.8%, which is above the upper limit of the range as shown in the figure below (Figure 9). This was due to the impact of foreign exchange at subsidiaries with differing accounting periods for consolidated account settlement, and is at a level near the upper limit in real terms. While there is a risk scenario assuming global economic stagnation, we, in principle, plan to manage capital within the median and upper limit of the target range during this period of high uncertainties as a financial institution representing Japan to ensure sufficient capital supply capability. We will continue with disciplined capital management.

*1 Estimated on the regulations to be adopted at the end of March 2029 following finalization of Basel III framework (fully implemented). Excluding net unrealized gains on available-for-sale securities

Management Message

CFO Message

Strategic investments for sustainable growth

As discussed earlier, we consider undertaking strategic investments aimed at raising profitability essential to securing sustainable growth and improving corporate value.

Under the current MTBP, we set forth the four key focus areas of digital-related, Asia, Global AM/IS, and new businesses and are making strategic investments. In FY2024, MUFG further expanded its economic sphere in Asia and made additional investments in Ascend Money in Thailand in June as well as Global Fintech Innovations in the Philippines and DMI Finance in India in August to capture the growth as well as increasing financial needs of the region. In April, we acquired Link Administration Holdings Ltd. (former name[1]) to further expand and strengthen the Global IS Business.

In February 2025, MUFG strengthened its online securities business strategy by making WealthNavi, which offers managed operation investment service, into a wholly owned subsidiary. With the self-trade service offered by Mitsubishi UFJ eSmart Securities (former au Kabucom Securities), which was made a wholly owned subsidiary in January, the Group aims to capture both the managed operation and self-trade investment needs.

These strategic investments include various projects such as those expected to have high profit growth over the medium- to long-term and those with gradual profit growth with high capital efficiency. Together, they are expected to contribute to the diversification of future growth and revenue. We expect the combined effect of these investment projects and fund investments to eventually be translated into an improvement of over 10% in consolidated ROE in the medium- to long-term. We will consider strategic investments, etc. that contribute to improvement in ROE with discipline and build an appropriate portfolio.

Figure 10 FY2024 Investees[2]



*1 Current name: MUFG Pension & Market Services Holdings Ltd.
*2 Total investments including additional investments in the past fiscal years (Additional investments in FY2024: Approx. ¥49.0 billion in DMI Finance and approx. ¥16.0 billion in WealthNavi)
*3 ROE is before amortization. The timing of reaching ROE exceeding 10% differs by project.
*4 Made into a wholly owned subsidiary through revision of capital relationship.

Freeing up capital: Reduction of equity holdings, etc.

Reduction of equity holdings is MUFG's basic policy. Based on the strong recognition that further reduction is necessary, in May 2024 we set forth a target of selling ¥350.0 billion[1] worth of such equity holdings during the current MTBP. Subsequently, changes in the external environment and proactive initiatives contributed and sales made progress at a pace significantly exceeding the plan, based on which we, in September 2024, raised the sale target to ¥700.0 billion[1], or double the initial target. In the 10 years from FY2015 to FY2024, we sold ¥1,685.0 billion worth of equity holdings and the balance[2] of the equity holdings was 20.1% of consolidated net assets[3] as of March 31, 2025. We also brought forward the goal of reducing it to below 20% to the current MTBP period from the next MTBP period.

Equity holdings reduction is essential from the perspective of freeing up capital resources and maintaining robust RWA control. Discussion on reviewing cross-shareholdings is an important theme for Japanese corporations involving the restructuring of shareholder compositions. We aim to further reduct equity holdings while engaging in dialogue with our corporate clients to secure their understanding.

We are also reviewing our investees every year, and in FY2024 we sold part of our stake in U.S. Bancorp and transferred our stake in au Jibun Bank. We will continue to review our investees constantly.

*1 On an acquisition cost basis   *2 Market value basis. Including the balance of "deemed holdings"
*3 Net assets at the end of March 2024

Further enhancing shareholder returns

In line with our Basic Policies for Shareholder Returns, MUFG strives to enhance the content of shareholder returns, with cash dividends defined as the primary means to this end, while giving due consideration to achieving an optimal balance between shareholder returns, capital soundness, and growth investment. MUFG aims for stable and sustainable increases in dividends per share through profit growth and maintains the dividend payout ratio at around 40%. At the same time, we take a flexible stance toward executing share repurchases that take into account performance progress / forecast and capital situation, strategic investment opportunities, and the market environment, including share prices, as share repurchases constitute a shareholder return measure contributing to improvement in capital efficiency. Lastly, MUFG will cancel treasury shares in excess of approximately 5% of the total shares outstanding. In line with the above policy, we increased the full-year dividend for fiscal 2024 by ¥23 per share year on year to ¥64 per share. In addition, we made share repurchases amounting to ¥400.0 billion annually. We have allocated approximately ¥1.14 trillion to shareholder returns, which comprised cash dividends and share repurchases, from profits attributable to owners of parent of around ¥1.86 trillion.

As for our dividend forecasts for FY2025, we intend to pay a full-year dividend of ¥70 per share, up ¥6 per share year on year. The dividend payout ratio is about 40.3%. We will continue to aim for a stable and sustained increase in dividends per share through steady earnings growth and maintaining an approximately 40% dividend payout ratio.

Management Message

CFO Message

For the first half of FY2025, MUFG has decided to repurchase up to ¥250.0 billion worth of shares in pursuit of an optimal balance between equity capital accumulation and strategic investment for growth. We continue to believe that share repurchases will be an important option for achieving the ROE target and improving the earnings per share. MUFG will maintain a flexible stance toward executing share repurchases that considers performance progress / forecast and capital situation, strategic investment opportunities, and the market environment, including share prices.

Figure 11 Breakdown of Net Profits During Current MTBP (concept)



❶ Share repurchase

❶❸❹ Based on the disciplined capital management and contribute to sustainable ROE improvement

❷ Dividend
Aim for stable and sustainable increase by profit growth and maintain dividend payout ratio at around 40%

❸ Investment for growth: Inorganic
Utilize capital for business expansion and improving profitability

❹ Investment for growth: Organic
Accept to build up RWA to a certain level for increasing highly profitable assets

Figure 12 Result of Capital Allocation (FY2024)

Net profits: ¥1.86 tn

❶ Share repurchase: ¥400.0 bn

❷ Dividends: Approx. ¥742.0 bn

❸ Strategic investment*1: Approx. ¥320.0 bn Organic growth

❹ Profit accumulation

Accumulation Allocation

❶ Implemented share repurchase worth ¥400.0 bn
❷ FY2024 DPS up by ¥23 compared with FY2023
❸ Capital utilization toward earnings growth mainly in Asia x digital
❹ Accumulating profits according to the outlook for the external environment

*1 Capital consumption due to investment

Figure 13 Results and Forecasts of Dividends per share and EPS)



■ Dividends per share ⬭ Dividend payout ratio
● EPS (yen) ● EPS (yen; excl. the impact of share repurchases)*1

*1 Calculation based on the condition that the total shares outstanding has been unchanged since FY2017
*2 Dividend payout ratio amounts to 37% when the impact of the one-time amortization of goodwill is excluded
*3 Excluding the impact of the change of the equity method accounting date for Morgan Stanley on FY2023 results
*4 Excluding the FY2024 estimated impact of the change in the consolidated closing period for Krungsri

Enhancement of shareholder value

Revision of medium- to long-term ROE target

In FY2024, which is the first fiscal year of the current MTBP, we changed the medium- to long-term ROE target from 9- 10% to around 12% (JPX basis). This change was based on two key factors. First, the achievement of the initial MTBP financial targets of around 9% in ROE and ¥1.6 trillion in profits attributable to owners of the parent. Second, changes in premises since the drafting of the MTBP, such as the rise in Japan's policy interest rate and progress in the reduction of equity holdings, which will be described later.

As Figure 15 shows, there is no change to our policy to continue raising ROE over the medium- to long-term regardless of the current uncertain environment. The 12% figure was reached after considering the levels of interest rates and leverage of the respective mother markets compared to the high ROE, high valuation group of major US and European banks.

We also changed ROE's definition to the one stipulated by the Japan Exchange Group. Previously, we used to eliminate the impact of the fluctuation of net unrealized gains on available-for-sale securities and other times from the denominator of ROE to present capital profitability of our main business. We carried out the change considering the declining trend in net unrealized gains on available-for-sale securities given the recent progress in reduction of equity holdings.

To continuously maintain a share price that ensures 1 in PBR, which is the lowest required level, or above, we need to stably secure ROE exceeding 10% and improve it further. I believe we can achieve the improvement in ROE by implementing the various initiatives presented in Figure 3 Breakdown of ROE Improving Factors on page 15.

Further, we believe improvement in ROE and continued growth in EPS, described later, facilitate improvement in anticipated growth rate, which will more effectively link the expansion in equity spread with improvement in PBR as shown in Figure 14. We will continue to strive to improve shareholder value through sustainable improvement in ROE through initiatives for profit growth and disciplined capital management.

Figure 14



Our recognition of issues

• Currently stagnant PBR is attributable to our ROE falling short of the cost of capital
• Aim to enhance ROE through strategies for growth, structural reforms and capital management

$$PBR = 1 + \frac{Equity\ spread\ (ROE - Cost\ of\ capital)^{*1}}{Cost\ of\ capital - Growth\ rate}$$

*1 Based on the Gordon Growth Model

Management Message

CFO Message

Figure 15 Relationships Between PBR and ROE



*1 ROE is based on JPX basis
*2 As of December 31, 2024
Source: Bloomberg

EPS growth. I think capital policy is also important from the perspective of EPS growth. Flexible implementation of share repurchases reduces the number of outstanding shares while increasing the EPS. The two lines in Figure 16 show the significant contribution of the continued share repurchases to improvement in EPS.

Figure 16 Trends in EPS and Total Number of Outstanding Shares



*1 Calculation based on the condition that the total shares outstanding has been unchanged since FY2013
*2 Figures for FY2006 have been retrospectively adjusted for the share split in FY2007.
*3 Shares in common stock (excl. treasury shares)

In connection with the review of the medium- to long-term ROE target, I believe that it is necessary to once again consider the level of capital ratio we should aim for in the future. While the current target range for CET1 ratio (9.5% to 10.5%) is based on excluding net unrealized gains of available-for-sale securities, the buffer provided by unrealized gains will shrink as we continue to reduce equity holdings. Most recently, we hedged part of the impact of the fluctuation of yen-dollar rate on foreign currency translation adjustment from the perspective of reducing fluctuation of CET1 ratio. Regarding the buffer against the regulatory value, we need to consider price fluctuation risk of assets that remain after the reduction of equity holdings and the risk appetite necessary for realizing ROE of around 12% among others.

Disciplined capital management and maintenance of solid equity capital are important themes and we will continue with the current target range management during the current MTBP period to ensure continuity and predictability of capital management. For the next MTBP, we will consider an ideal capital ratio for the medium- to long-term referring to the levels of global competitors and other factors.

Growth in earnings per share (EPS) and toward maximization of TSR
As I have explained so far, I believe that sustainable growth of EPS in addition to a rise in ROE is important for improving corporate value.

As Figure 16 shows, our EPS has significantly improved since the collapse of Lehman Brothers and it has doubled or more over the past 10 years. Under the negative interest rate environment of Japan since 2016, we grew net interest income in foreign currencies as well as commission fees, combined with the strong performance of the Japanese customer segment following the current normalization of interest rates, resulting in two consecutive years of record profits. This diversification of revenue base made the earnings structure resilient and became a major driver of

As Figure 18 on the following page illustrates, our TSR also grew considerably owing to the improvement in EPS and progressive increases in dividends. The share price of MUFG more than tripled compared with April 2021, when the previous MTBP was introduced and dividends also grew 2.5 times compared with FY2021 given the ¥70 per share in annual dividend forecast for FY2025. Our TSR is at an extremely high level compared with not only Japanese peers but also financial institutions in Europe and US.

MUFG has been implementing various initiatives toward improvement of shareholder value (Figure 17 on page 21). Efforts for growing profits, disciplined capital management, and achievement of both shareholder returns and growth investment are the important drivers.

Moreover, initiatives such as establishment of diverse and resilient business portfolio and lowering of stock price fluctuation risk of our assets through reduction of equity holdings contribute to control of performance volatility. We are also actively working to solve information asymmetry through dialogue with stakeholders, sustainability management-related initiatives, and publication of various reports, which are expected to lower capital costs.

These efforts further ensure our sustainable growth, and helping investors gain a good overview of our efforts in turn will contribute to a rise in share price, which together with the progressive dividend will lead to maximization of total shareholder return (TSR).

We will continue and enhance our various initiatives toward maximization of TSR.

Management Message

CFO Message

Figure 17 MUFG's Initiatives to Enhance Shareholder Value and Ideal State



*1 EPS: Earnings per share
*2 PER: Price earnings ratio
*3 TSR: Total shareholder return

Figure 18 Total Shareholder Return (TSR)



(Closing price as of March 31, 2021 = 100)

Source: Earnings

Human capital management and sustainability initiatives

The Group contributes to addressing social issues through financial services and as a result raises economic values of customers and MUFG. We implement our business based on the idea that we connect customers with the social and economic values of MUFG and grow both synergistically.

We are disclosing our initiatives in sustainability management to our stakeholders through various reports including the Climate Report published in April 2025. (Please refer to p. 3 for a list of major reports.)

We often hear "people are assets" and, in my understanding, what is called human capital is intangible assets which is not expressed by our financial equity capital. In the financial industry, people are one of the sources of added values and I believe that it is included in PER and PBR when assessing corporate growth potential and sustainability in terms of corporate value. From this perspective, we set forth budgets for the framework for corporate infrastructure in the cost plan of the MTBP launched in April last year, and we plan to actively make investment in human capital. We will continue to work on human capital management and sustainability management for improvement of MUFG's corporate value and sustainable growth from the financial aspect.

Engagement with shareholders and other stakeholders

As we aim to help our stakeholders gain good insight into MUFG's strategic endeavors that employ its unique and extensive business portfolio, we believe it is important to provide accurate and timely explanations of our operations. Furthermore, the provision of sufficient information to stakeholders will lead to the elimination of informational asymmetry between MUFG and investors, which is expected to contribute to a reduction in the cost of capital. Accordingly, we are striving to enhance the content of information disclosure, including non-financial information.

My "MUFG Way" is "to further develop the company and pursue self-improvement to empower all stakeholders." Engagement with our stakeholders, including shareholders, investors, and rating agency representatives, provides valuable opportunities and insights. Going forward, we will focus on maintaining such engagement, stepping up investor relations (IR) and shareholder relations (SR) activities with those charged with exercising voting rights. Stakeholder opinions are shared among Board members and given due consideration in the course of business operations and capital management. We always welcome candid opinions about MUFG.

I will listen to opinions with an open mind for the further growth of MUFG and myself.
We ask for your continuous support in this endeavor.

MUFG's Corporate Value

CONTENTS



Mitsubishi UFJ Information Technology Nakano office

MUFG's Corporate Value

Mid- to Long-Term Vision

The ideal state is for MUFG to embody our purpose, and it should be consistent across mid-to long-term, regardless of the era.

MUFG group companies also have the unique ability to build meaningful bridges connecting our diverse stakeholder communities. With these abilities, MUFG intends to play a cohesive societal role by bringing various stakeholder communities together through financial empowerment. This concept is central to embodying our purpose through the current MTBP.



● MUFG[1] ● Global Peers[2]
(PBR)

Morgan Stanley
JP Morgan
Goldman Sachs
Approx. **12%**
Bank of America
End of Mar 2026
HSBC
⊙ MUFG
End of Mar 2025
Barclays Santander
BNP Paribas

(%; ROE)

*1 JPX basis   *2 As of the end of Dec. 2024 (source) Bloomberg

---

Creation of economic value

ROE: approx. 12% (mid- to long-term target)

ROE: approx. 10% (FY2025 target)

ROE: 9.3% (FY2024 result)

Committed to empowering a brighter future.

Business partners
- Support more customers through our business

Future generations
- Realize a sustainable society
- Asset and business succession

Customers
- Meet our customers' needs and help them attain a prosperous life (retail customers)
- Resolve our customers' management challenges and help realize growth (corporate customers)

MUFG Colleagues
- Create a workplace where employees can thrive and grow
- Focus on holistic well-being of employees

Communities and society
- Efforts for regional revitalization
- Cultivate industries by supporting corporate clients

Shareholders / Investors
- Enhance corporate value and shareholder value through dialogue

Creation of social value

MUFG's Corporate Value

Value Creation Model



Financial / non-financial capital
Inputs

Financial capital

- Deposits ¥**228.5** trillion
- Net assets ¥**21.7** trillion

Human Capital

- Employees: approximately **150,000** (overseas **65%**)*1

*1 Excluding part-time and temporary employees

Intellectual capital

MUFG's unique strengths
- The broadest product lineup among financial institutions

Social and relationship capital

- A robust customer base, Japan's largest of its kind (approximately **34** million retail accounts and **1** million corporate clients)
- Number of bases (**430** bases in Japan and approximately **1,500** bases overseas)

Natural capital

- Total energy consumption volume **716,538** MWh (FY2023)

Output

Creation of economic value and **creation of social value**
> P5 CEO Message

Strategies to Improve Corporate Value
> P37

Expand & Refine Growth Strategies
> P39

Drive Social & Environmental Progress
> P48

Accelerate Transformation & Innovation
> P53

Foundation Supporting the Corporate Value
> P62

Purpose
Committed to empowering a brighter future.

Value delivered to stakeholders
Outcomes

| Results for fiscal 2024 | Targets and visions |

Financial capital > P14 CFO Message

- Profits attributable to owners of parent ¥**1.86** trillion
- ROE **9.9%** (MUFG definition)
- Common Equity Tier 1 capital ratio **10.8**%

- ¥**2.0** trillion or more (fiscal 2026)
- **10.0**% or more (JPX basis; fiscal 2026)
- Target range **9.5**% to **10.5**%

Human Capital > P54 CHRO Message

- Ratio of women in management positions in Japan **24.0**%
- Engagement score **76**%
  Human Capital Report（Japanese）

- **27**% (fiscal 2026)
- Improvement compared with fiscal 2023

Intellectual capital

- Made WealthNavi a wholly owned subsidiary
- Changed the name of au Kabucom Securities to Mitsubishi UFJ eSmart Securities and made it a wholly owned subsidiary

- Evolving into an overwhelming presence as a platform provider

Social and relationship capital

- Enhanced lineup of services along with the expansion of business portfolio
- Direct MAU*2 **8.8** million (fiscal 2024)
- Number of branches (the Bank)*3 **324** branches (fiscal 2024)

- Become a financial group that accompanies customers throughout their lives

Natural capital > P46 CSO / CSuO Message

- GHG emissions of financed portfolio Progress toward net zero emissions in 2050*4
- GHG emissions from own operations Progress toward net zero emissions in 2030*4
  MUFG Climate Report 2025
  Transition White Paper 3.0 (2024)
  MUFG TNFD Report 2025

- **Net zero** (fiscal 2050)
- **Net zero** (fiscal 2030)

*2 Monthly active users of Mitsubishi UFJ Direct, internet banking service for individual customers
*3 Based on the registration with the Financial Services Agency
*4 See MUFG Climate Report 2025 for more information

MUFG's Corporate Value

Trajectory of MUFG's Corporate Value Enhancement

Hard-earned trust backed by a history spanning more than 360 years and a robust customer base



Source: Konoike Limited Partnership Company

2005 MUFG inaugu-rated

2005–
Strengthened investment banking operations

2005
• MUFG inaugurated; Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities inaugurated



2006
• Bank of Tokyo-Mitsubishi UFJ (now MUFG Bank) inaugurated

2007
• Mitsubishi UFJ NICOS inaugurated

2008
• Strategic alliance with Morgan Stanley



• UnionBanCal Corporation became a wholly owned subsidiary of MUFG
• ACOM became a subsidiary of MUFG (JGAAP only)

2010
• Mitsubishi UFJ Morgan Stanley Securities, Morgan Stanley MUFG Securities inaugurated

2012–
Enhanced our presence in the ASEAN region

2013
• Conversion of Bank of Ayudhya (Krungsri), a major commercial bank in Thailand, into a subsidiary



• Capital and operational alliance with Vietnam Joint Stock Commercial Bank for Industry and Trade (VietinBank), a national bank in Vietnam

2015
• Transitioned to a "company with three committees" structure

2016
• Capital and business alliance with Security Bank Corporation in the Philippines

2018
• Integrated corporate lending operations of the Bank and Trust Bank

2019
• Conversion of Bank Danamon, Indonesia, into a subsidiary



• Conversion of Australia-based asset manager First Sentier Investors into a subsidiary

2020
• Capital and business alliance with Grab Holdings Inc.

2021–
Started to take on the challenge of business model reforms

2021
• Established the MUFG Way (renamed from Corporate Vision)
• Launched the Digital Service Business Group, transitioning to a seven-business group structure
• Announced the MUFG Carbon Neutrality Declaration

2022
• Sold MUFG Union Bank
• Decided investment of approximately ¥200 billion in digital finance field in Asia

2023
• Alliance 2.0—Enhancement of strategic alliance with Morgan Stanley



• Decided strategic investment in Global AM/IS area (AlbaCore, Link)

2024
• Converted Mitsubishi UFJ Asset Management into a wholly owned subsidiary
• Converted WealthNavi into a wholly owned subsidiary

2025
• Changed the name of au Kabucom Securities to Mitsubishi eSmart Securities and converted it into a wholly owned subsidiary

2025 20th anniversary of establish-ment

Committed to empowering a brighter future.

MUFG's Corporate Value

MUFG's Consolidated Strength for Creating Corporate Value

MUFG is a comprehensive financial group comprised of top-tier group companies in various fields, such as commercial banking, trust banking, investment banking, securities, asset management, consumer finance, and more. Group companies with high expertise and knowledge work together to provide our customers with the best possible solutions.



Commercial banking

Investment banking, Sales & Trading, Wealth management

Trust and banking, Asset management, Investor service

Credit card, Consumer finance

*1 Strategic Alliance

MUFG's Corporate Value

Business Portfolio Supporting MUFG Growth

MUFG's advantage lies in a unique business portfolio, which maximizes the comprehensive strength of our group. In Japan, our largest customer base and balance sheet will be the source of our future competitiveness and profitability. Our exposure in the APAC region is already the largest in the world. In addition to concentrating our resources in the wholesale business and continuing steady profit growth, through Morgan Stanley, we are also able to capture stable growth of the US economy as a whole. We will further evolve this portfolio and grow in tandem with the global economy.



Japan

The largest domestic customer base and balance sheet against the background of breaking away from deflation and normalization of the interest rate trend

| Retail | • **34 mn accounts** |
| Corporate | • **1 mn** accounts
• **Domestic main bank research No.1 for 12 years in a row**[1] |

JPY deposit balance **¥175 tn**[2]

(¥tn) — MUFG / Domestic bank A / Domestic bank B

MUFG NOP + MS Equity in earnings of equity method investees[7]

Mitsubishi UFJ Financial Group (MUFG)

44% / 30% / 21%

US

Realize growth in the world's largest economic zones and capture stable size of the market through MS

Concentrate resources in the wholesale area and drive MUFG's growth
NOP in Americas grows steadily after the sale of MUB[5]

NOP in MUB — 100 / 180 — FY 20 21 22 23 24 26

Capturing US economic growth through equity in earnings from MS
MS's balanced business portfolio[6]

ISG — IM&WM

Projected GDP growth in 2026[3] (%)

India 6 / ASEAN 4 / US 2 / EU 1 / Japan 1

Exposures in APAC region (excl. China and Hong Kong)[4]
(US$bn)

MUFG / Foreign bank A / Foreign bank B

Capture growth from various perspectives through investments in ASEAN commercial banks and digital finance business

Asia

*1 (Source) "Corporate main bank" investigation issued by Tokyo Shoko Research in 2024
*2 MUFG's balance is sum of the Bank and the Trust Bank. Other banks' figures are calculated based on disclosures of JPY or domestic deposit balances as at end of March 2025
*3 (Source) IMF "World Economic Outlook Database, April 2025"
*4 MUFG's figures include PBs. Calculated based on each bank's disclosures as at end of March 2025
*5 FY20 result = 100
*6 Net revenues. ISG:Institutional Securities IM:Investment Management WM:Wealth management (source) MS Earnings update
*7 Managerial accounting basis

MUFG's Corporate Value

MUFG's Group x Global Management

Our vision is to be the world's most trusted financial group with group companies contributing globally through the pursuit of social and economic values. We are driving forward Group x Global management in various fields in the group including governance, human resource development, and internal cultural reforms that form the base for the business. We will leverage our network spread across the world and share our insights to become a world-leading financial institution by strengthening our international competitiveness.

Mitsubishi UFJ Financial Group (MUFG)

Sustainability management

Sustainable environment and society are the prerequisites for the sustainable growth of MUFG. Our sustainability management is based on this concept, where we engage in value creation by integrating resolution of social and environmental issues and MUFG's management strategy as a single entity, and we will further enhance this initiative.



A global financial institution with Asia as its home market
EMEA 19 Trillion Yen
Japan 86 Trillion Yen
APAC 26 Trillion Yen
Americas 38 Trillion Yen
No.1 worldwide*4
in project finance for renewable energy (cumulative over the last 10 years)

Overview of climate change measures: Key features of our portfolio
(P11 of MUFG Climate Report)

Business strategy

We are building a business portfolio unique to MUFG by maximizing the functions of each group company operating globally. In addition to these functions, we will further grow the potential of the business by collaborating with MS as well as digital companies in Asia.









Collaboration with MS
(P30–32)

Expansion of Asia business
(P34–35)

Cultural reform

Nurturing a culture where each employee thinks independently and makes informed decisions, and acts on them quickly is the key to MUFG growing to an even stronger organization. We will raise the level of engagement with the almost 150,000 employees in and outside Japan to accelerate the creation of an agile culture empowering employees to tackle challenges.



MUFG Way体現者特設サイト
つながる
My Way
BOOST PROJECT

Tsunagaru My Way: Site introducing employees embodying the MUFG Way

Governance

MUFG, with the group working together as one, is building an advanced corporate governance structure from a global standpoint. Directors with specialized knowledge of various fields discuss the business, risks, sustainability, and other matters from various perspectives.



Global Advisory Board Annual Meeting

Human capital and human resource development

With the aim of developing management personnel who can succeed not only across the MUFG Group but also globally, we are implementing multi-faceted training for understanding organizational management and instilling culture including exchanges with management. We are working on nurturing leadership for the future.



Global Leaders Forum
(Human Capital Report P25)

MUFG Group x Global Management



MUFG's Corporate Value

MUFG Global Service (in India): MUFG's business efficiency strategy

MUFG Global Service initiatives

MUFG Global Service ("MGS") functions as the Global Capability Center ("GCC") for MUFG Group, primarily providing services to overseas offices in Europe, the Americas, and Asia. It is tasked with enhancing the business efficiency of the entire Group. Along with an extensive talent pool and relative cost advantages, we anticipate that MGS will deliver high-value-added functions, including global business efficiency and transformation.

With the growth of the Indian economy, MGS will become vital for MUFG's value creation.

History of MGS

MGS was established in January 2020 in Bengaluru, India, to provide systems development support and services to MUFG's overseas offices.

The growth of its business was gradual immediately after the launch, partly due to the impact of the COVID-19 pandemic. However, MUFG established a strategy during the previous MTBP period (FY2021-FY2023) to effectively utilize MGS on a global basis and quickly promoted the contracting of operations from new regions/countries and business areas.

Five years since its establishment, MGS currently has 1,600 employees, providing a wide range of services to all regions, including Europe, the Americas, and Asia (including Japan).

Number of employees



FY 2020	FY 2022	FY 2024
90	530	1,600

Business area expansion



At the time of establishment in 2020

Systems development/maintenance/management	Compliance
Administration	Accounting
Credit/middle office	Human Resources
Financial crimes compliance framework	Legal Affairs
Operations	Risk
KYC (Know Your Customer) customer identification	Internal Audit

At the end of March 2025

Promoting business process transformation: Process Excellence Team

India's GCC centralized business operations from various regions and promoted business process standardization and automation. As a result, many professionals with expert skills and knowledge in financial industry standardization and automation are active at the center. The Process Excellence Team ("PEX") was created to recruit such experts and enhance MUFG's business process efficiency. PEX will analyze centralized business operations, design optimal standard processes, and provide solutions that achieve standardization and automation.

PEX Team Head (Priyak Purkayastha): Significance of working for MUFG

PEX is a newly established team that provides cross-functional consulting in business transformation, promoting standardization and automation. It began with just me when I joined in September 2024. With strong leadership and support from management, PEX was launched smoothly, and I can sense that the transformation initiatives are penetrating the organization.

A critical factor for the success of corporate transformation initiatives, such as PEX, is fostering the right mindset and execution capabilities, supported by strong leadership and empowerment from management. Such culture and values are deeply rooted in the MUFG Group.

At MUFG, everyone from management to local staff is very receptive and flexible, actively embracing the identification of issues in business operations. Additionally, they are passionate about discussing solutions and improvements for process enhancement. During the first 90 days after joining, I observed the operations of various departments, identifying opportunities for standardization and efficiency in many areas. Currently, we are promoting the visualization of optimal business processes in each area, making improvement proposals, and facilitating project materialization and implementation.

I have executed various standardization and automation projects at another global bank. I would like to fully leverage my experience and knowledge to contribute to the improvement of business efficiency and corporate culture at MUFG.



PEX team members (I'm at the right)



Diverse people at MGS

MUFG's Corporate Value

Tripartite dialogue between MUFG and Morgan Stanley



Alliance Progress
Executive Reflections on Our Partnership's Journey and Future Directions

Hiroyuki Seki
Senior Managing Corporate Executive
Group Head, Global Markets Business Group
Mitsubishi UFJ Financial Group

Daniel Simkowitz
Co-President
Morgan Stanley

Fumitaka Nakahama
Senior Managing Corporate Executive
Group Head, Global Corporate &
Investment Banking Business Group
Mitsubishi UFJ Financial Group

In reflecting on the partnership so far, what has been driving the success of the alliance between MUFG and Morgan Stanley (MS)?

Simkowitz: Our friends at MUFG became our partners during the 2008 Global Finance Crisis. Since then, we have spent 17 years deepening our mutual understanding. The management of both companies has reinforced their relationship through the Global Steering Committee (GSC) held twice a year, and I have personally had a relationship with MUFG for over 30 years. In May this year, we held our board meeting in Tokyo for the first time in 10 years, and this provided both our Board and Operating Committee with the opportunity to hold an engaging session with MUFG board members. I believe that the trust built through these regular interactions is the foundation that generates collaboration and drives our success.

Seki: When MUFG initially invested in MS, I served as the leader of the project team under Nobu Hirano, who later became CEO[1]. It was unprecedented for a Japanese bank to make this type of investment and enter into such a comprehensive alliance with a global leading financial company, and we faced numerous challenges in a market environment where the future was highly uncertain. Seeing the relationship with MS become stronger from there is deeply moving.

Simkowitz: Mr. Seki and I have been close for a very long time and the idea of "Alliance 2.0" was brought up during our discussions about the market environment and shared concerns. I am very pleased that our teams have closely collaborated through "Alliance 2.0" and have worked together to better serve clients.

Nakahama: In the GCIB area that I oversee, we have been

seconding employees to MS since the beginning of the partnership. The first group of junior employees we sent to MS is now actively working in strategically important roles in our GCIB area. Through various projects with MS, we have built trust at a variety of levels, enabling us to collaborate in a timely manner.

Simkowitz: That's right. The employee secondment from MUFG has expanded to new areas such as asset management, and we have cumulatively had over 100 MUFG employees spend time at Morgan Stanley over the years. We want to pass on this relationship between the two companies to the next generation.

*1 Nobuyuki Hirano: Bank President from 2012 to 2016, Holding Company President from 2013 to 2019

How do you evaluate the collaboration between the two companies so far and the "Alliance 2.0" announced in 2023?

Nakahama: We have been working alongside MS in investment banking globally since the beginning of the partnership. The partnership with MS, a leader in the industry, is a significant differentiator vs. our peers. When talking with global corporate clients, it is important to discuss business strategies including how to increase the profitability of a portfolio and how to think strategically about M&A. By leveraging MS's global expertise, we have been able to provide more sophisticated solutions to our clients. In the US, we have been involved in several large M&A deals where MS served as an advisor and both companies provided financing. We have built a track record in Asia and Europe as well.

Simkowitz: The collaboration between the two companies has also expanded to areas such as wealth management and asset management. In "Alliance 2.0," we announced that we would partner in global markets and in research to fully harness the power of what had historically been separate franchises. I am pleased to say that things are going even better than expected.

Seki: As you said, I am pleased that things are progressing smoothly without significant issues. One of our strengths is that we can build a unique business model by leveraging the

MUFG's Corporate Value

Tripartite dialogue between MUFG and Morgan Stanley

strengths of both companies, rather than relying on a separate, siloed approach. As an example, we have started using MS's FX trading platform to further improve MUFG's price offering capabilities and expand our product and service lineup. Currently, the trading volume through MDP[2], an FX trading channel for institutional investors and large corporations, in Tokyo time has doubled compared to our initial plan. This is truly beyond expectation. Feedback from clients have been positive, particularly for the speed and efficiency of our price quotations. We will continue to expand our partnership and provide better services to our clients with the aim to be in the top five globally in FX trading volume on a combined basis.

Simkowitz: Last year, we began expanding the use of Morgan Stanley's platform for domestic transactions, and now we are extending it to include overseas transactions and products such as options, expecting further growth. Another "Alliance 2.0" collaboration focuses on Japanese equities sales and research for institutional investors, born from the idea of enhancing our competitive positioning by leveraging the strengths of both companies. Thanks to this, the number of Japanese stocks covered by our research has increased to over 500 companies, and we have received positive feedback from our clients about the great quality of reports that include global insights. In 2023, MUMSS was ranked 8th and MSMS[3] 9th in an external Japanese equity research ranking[4]. As a result of the integration of our research teams, we made a great leap to 3rd place. Through further collaboration across the joint venture, we aspire to be the top securities firm in Japan.

*2 MDP (Multi Dealer Platform, an electronic trading platform for customers where multiple banks simultaneously offer prices and customers can trade with the bank offering the best price) is one of the channels.
*3 "Mitsubishi UFJ Morgan Stanley Securities (MUMSS)" and "Morgan Stanley MUFG Securities (MSMS)"
*4 (source) Extel





How do you see the collaboration between the two companies going forward?

Nakahama: In Japan, we are at a historic turning point with the arrival of a "world with interest rates" and growing momentum for asset management. Investor interests in Japan is also definitely increasing. With guidelines from the government and the Tokyo Stock Exchange, we are seeing an increase in cross-border M&A activities and we want to seize these opportunities together.

Simkowitz: We often hear from global investors that they want to increase their exposure to Japanese markets and are interested in strategic advice and direct investment opportunities in Japanese companies. In May this year, we co-hosted our flagship "Japan Summit" conference with MUFG in Tokyo, attracting about 2,000 attendees from around the world. The energy was tremendous. In addition to having Chief Cabinet Secretary Hayashi speak, the Fireside Chat with Kamezawa-san and Ted[5] was also a great success. It was a powerful showcase of our MS-MUFG alliance. Despite the global uncertainty, we believe that Japan's opportunities are significant, and we want to contribute to Japan's growth through collaboration with MUFG.

Seki: That's great to hear. We also want to expand collaboration in the still nascent areas of private credit and the power business in Japan. We believe that private credit, where funds directly lend to companies, will develop significantly in Japan. Although indirect finance is still mainstream in Japan, MUFG aims to be a pioneer in this area, and we launched a dedicated subsidiary on May 19th this year focusing on private

credit solutions[6]. Additionally, to build a sustainable society and contribute to developing infrastructure in the Japan power market, MUFG has launched its clearing business for power futures transactions and power spot trading through its investment in eClear[7]. By leveraging MUFG's relationships with domestic clients and MS's expertise in the North American power market, we aim to provide sophisticated risk hedging solutions to clients who have demand in this area.

Simkowitz: We are a major player in these businesses in the US and our extensive experience and insights could be valuable to MUFG. Today, technology is transforming finance, and we are also sharing knowledge in advanced technology such as AI and cybersecurity.

Nakahama: We aim to further expand our collaboration globally, not just in Japan. Currently, we are working on a collaboration in a growing market as well as Asia, the second mother market for MUFG, called "Asia Joint Marketing." Through this collaboration, MS and MUFG will strategically select joint pitch targets. We are also discussing strengthening collaboration in the US middle market and promoting MS referrals in commodity derivatives, and we expect our collaboration to develop further.

Simkowitz: Our relationship with MUFG is longstanding and remains solid. We look forward to the opportunity to deliver differentiated client value and growth across all client segments with our valuable partner MUFG.

*5 Ted Pick, Chairman and CEO of Morgan Stanley
*6 "Business Launch of MUFG Morgan Stanley Credit Solutions Co., Ltd." dated May 19, 2025
*7 "MUFG to Commence Power Futures Trade Execution and Clearing Services and Invest in eClear Corporation" dated August 30, 2024

MUFG's Corporate Value

CEOs' Fireside Chat between MUFG and Morgan Stanley



Ted Pick
Morgan Stanley Chairman & CEO

Hironori Kamezawa
Mitsubishi UFJ Financial Group CEO

The session was moderated by Gokul Laoria, CEO of Morgan Stanley Asia and Co-Head of Global Equities.

**In May 2025, MUFG co-hosted a large-scale event, "Japan Summit 2025," with Morgan Stanley (MS) in Roppongi, Tokyo, aimed at issuers and investors.
Here, we present a portion of the dialogue between the CEOs of both companies.**

How do you view the current macroeconomic trends and its impact on business?

Pick: Amid increasing uncertainties surrounding tariff negotiations, it is natural for companies to be cautious about inflation and economic downturns. However, there are also positive elements for momentum such as deregulation. Companies need to identify green light-areas where they can act immediately, as well as yellow- and red-light areas with uncertain prospects, to proceed with what they can. The emergence of several ECM deals is a good sign. The M&A pipeline is also continuing to grow, and if the situation improves, we will see real M&A activity that's been held back for a number of years.
Kamezawa: We are closely monitoring the progress of the US-Japan auto tariff negotiations. The automotive industry is a key sector for Japan accounting for about 20% of total exports. If tariffs are imposed, it could negatively impact Japan's GDP. However, if progress continues, the outlook will be positive. We will continue to monitor progress and support our customers' supply chain restructuring.

What are your thoughts on AI?

Kamezawa: I am optimistic and positive. The advent of generative AI has enabled "DX of thinking," outsourcing thought processes, which is a game-changer for all industries. The key is open innovation. MUFG has established an AI intelligence team internally and is collaborating with fintech companies which we invested in and are learning from partners like MS. Going forward, we cannot survive without AI.
Pick: That's a great answer. The AI trend is inexorable. AI and AI tools are better served by large corporations in terms of investment scale and risk management. However, the importance of "humans" remains unchanged. In once-in-a-lifetime company mergers or allocation events, you will always want to talk to a human. The key is how to utilize the time freed up by AI and by leveraging this, advisors can create the highest added value through deeper client coverage.

Why should one invest in MS and MUFG?

Kamezawa: The answer is short and simple- because MUFG is "cheap." Our current PBR is about 1.1 times, which includes the impact of our investment in MS, whose PBR exceeds 2 times. Excluding this, our PBR is still at a reasonable level. MUFG has the largest customer base and balance sheet in Japan, and if interest rates rise, the revenue environment will improve further. Internationally, we have a unique position in Asia and a partnership with MS, making our business portfolio very unique.
Pick: MS is also has opportunity for upside. MS operates the largest Wealth manager in the United States and is a top tier global investment bank. No other company excels in both areas like Morgan Stanley. We raise, manage, and allocate capital, and are enhancing our competitiveness through the Integrated Firm. This growth is supported by a stable financial foundation, our culture, that is ambitious yet humble, and with world-class partners like MUFG.

Finally, why do you think the alliance between MS and MUFG has been successful so far?

Kamezawa: There are many reasons, but the short answer is culture. We just held the 31st semi-annual steering committee between the two institutions, and I felt once again that our cultures are shared at all levels, every layer including at the board. Ted and I have known each other for long time, since before MUFG invested in. Such relationships are also very important.
Pick: MUFG saved Morgan Stanley. And that is something that will not be forgotten by our firm. In other cases, relationships can change when management retires, but our relationship is solid. This is because both companies have pushed very hard for the next. And I fully agree with Hiro - it's culture. In 2023, we launched new collaborations in equity research and FX under Alliance 2.0, achieving significant results. We will continue global discussions for new initiatives.

MUFG's Corporate Value

Building MUFG's Economic Sphere in Asia

Partner bank strategy

Since the early 2010s, MUFG has accelerated its investment in rapidly-growing Asia, building a conventional financial platform consisting of four partner banks. Collaboration between these banks and MUFG has steadily deepened, and partner banks have grown to account for roughly 60% of MUFG's net operating profits for the Asia business.

Net Operating Profit Portfolio



"Asia x Digital" strategy

To further capitalize on the growth of Asia's rapidly-digitalizing consumer finance segment, MUFG is building a digital financial platform through strategic investment. In the previous fiscal year, MUFG invested in two top payments players in Thailand and the Philippines, expanding its digital finance user base to 67 million in Asia.

Investment in two top payment players



70% of Thai population have used its payment systems.

 

80% of Filipino population have used its payment systems.

FY2024 Digital Finance Users (in millions)



Consolidation of the conventional and digital financial platforms

In recent years, MUFG has been promoting collaborative business between companies in its conventional and digital financial platforms, linking the stable customer base of commercial banks with the vast user base of digital finance players. MUFG will continue to forge a unique economic zone in Asia, aiming to deliver financial services to a broad range of customers.



MUFG's Corporate Value

Building MUFG's Economic Sphere in Asia: Dialogue with the Bank of Ayudhya

Reviewing Growth in Thailand to Date and Discussing Future Prospects





Duangdao Wongpanitkrit
Bank of Ayudhya
Chief Financial Officer

Yasushi Itagaki
Global Commercial Banking
Business Group Head

What has the partnership between MUFG and the Bank of Ayudhya (Krungsri) achieved?

Duangdao: Since MUFG's investment in 2013, the combination of Krungsri's strengths in retail banking and MUFG's strengths in corporate banking has greatly enhanced our competitiveness in Thailand. Thanks to MUFG's investment, our bank has been designated by the Bank of Thailand as a D-SIB[1] and is included in the Stock Exchange of Thailand's sustainable stock index.

Itagaki: By joining forces, both Krungsri and MUFG have broadened the range of services we can offer and expanded our customer bases. What is more, I believe that the designation as a D-SIB signifies the heightened recognition of Krungsri by the local authorities. MUFG and Krungsri will continue to work together to boost our presence in Thailand.

Duangdao: In recent years, we have focused on investing in ASEAN countries, and I think our accomplishments in this endeavor are the result of our partnership with MUFG and your expertise in global business. We have only been investing for a short while, but I believe that the growth of our portfolio companies will bear significant fruit over the medium to long term.

Itagaki: We were in a similar situation at MUFG when the Bank of Tokyo-Mitsubishi and UFJ Bank merged in 2005. At that time, overseas business only accounted for about 20% of our profits, but as of last year, it has increased to around 50%. However, I believe that Krungsri's overseas business is still at its starting point, and I expect it to make a big leap in the next five to ten years.

What do you think is the key to a successful partnership?

Duangdao: There's no such thing as partnership without people. Krungsri employees are tolerant of changes to begin with, and MUFG respects our business and culture while utilizing its expertise to provide us with full support. It was this healthy relationship that led to the growth of Krungsri after the investment.

Itagaki: Indeed. Without mutual respect there can be no successful partnership. This is not limited to Krungsri – whenever MUFG invests in a company, we always start by sharing our values. As long as there is mutual understanding of what matters, everything else is not so difficult. Both MUFG and Krungsri have been working on developing management talent, and I believe that people working together is what will bring stability and sustainability to the collaboration between MUFG and Krungsri.

Could you share the future outlook for both sides of the partnership?

Duangdao: Looking ahead, there are three main aspects to consider. The first is compliance with regulations. We will enhance our competitiveness as a commercial bank by absorbing MUFG's knowledge of products and services, while strengthening our governance by referring to MUFG's imperatives in this area. The second is technological innovation. We live in a time when AI technology dramatically improve efficiency and productivity. We will utilize the digital platform built by MUFG to incorporate more digital know-how in our business. The third is collaboration in the area of environment, society, and governance (ESG). In Thailand, ESG is becoming increasingly critical, and the scope of responsibility and expectations from financial institutions is expanding. I believe that we can respond more effectively to such changes with MUFG's support, as it is a leader in the financial industry in terms of ESG.

Itagaki: With respect to compliance, the regulatory environment is changing day by day, and the situation varies depending on the country and line of business. I believe we should build relationships with regulators through close communication. As for technology, we aim to provide an open forum for sharing expertise with the MODE[2] initiative, and I hope that you will make full use of the knowledge available from within and outside MUFG. Lastly, ESG is also an important theme. MUFG is actively promoting ESG in Asia through the publication of the Asia Transition White Paper among other approaches.

Duangdao: Last year, in collaboration with MUFG, Krungsri supported the world's third issuance of sustainability-linked government bonds as joint lead underwriter. Thanks to MUFG sharing its know-how in the field, Krungsri has upgraded its ESG initiatives and is highly regarded not only by the market, but also by the government and regulators.

Itagaki: I am very happy to hear that. We will continue to do our best, so let us work together to bring about a better society.

*1 Domestic Systematically Important Bank.
*2 Digital ecosystem initiative, MUFG Openly-connected Digital Ecosystem (MODE).
  https://www.mufg.jp/profile/strategy/dx/articles/0119/

MUFG's Corporate Value

Building MUFG's Economic Sphere in Asia: Dialogue with the Bank Danamon Indonesia

Discussing our Expectations for Indonesia and how the Partnership is Driving the Transformation of Corporate Culture



Yasushi Itagaki
Global Commercial Banking Business Group Head

Honggo Widjojo Kangmasto
Bank Danamon Indonesia Vice President Director

What has the partnership between MUFG and Bank Danamon Indonesia (BDI) achieved?

Honggo: When MUFG made Bank Danamon a consolidated subsidiary in 2019, you spoke with conviction about the significance of MUFG's strategy for Indonesia. Since that time, Bank Danamon has grown significantly, mainly in the auto ecosystem business. We are deeply grateful to have MUFG as our partner.

Itagaki: MUFG's vision and expectations for Indonesia remain unchanged since our investment. I am glad that our unwavering support for Bank Danamon has paid off and the business is expanding year by year.

Honggo: MUFG places great value on contributing to Indonesia as a country. The continued support for Indonesian companies during the COVID-19 pandemic is a perfect example of this. This stance has been well received by the Indonesian authorities, and since MUFG's investment, Bank Danamon's status within the country has improved remarkably.

Itagaki: In our overseas business, we are always thinking about what we can do not only for our customers, but also for the local communities. We aim to be recognized as a responsible financial institution in Indonesia along with Bank Danamon.

Has the partnership brough any changes to the internal cultures of both firms?

Honggo: We value MUFG's principles just as we do our own. MUFG's culture of giving top priority to corporate governance has brought about positive changes within our organization.

Itagaki: There are two aspects of culture: social and corporate. The deeply-rooted cultures of MUFG and Bank Danamon have come together and blended in both of these spheres. Right after the investment, I remember being thrilled to witness the birth of an unprecedented new culture as CEO of Bank Danamon.

Honggo: I was impressed by MUFG's corporate culture, in which employees are seen as an asset. This way of thinking has now spread to our bank. The Danamon Bankers Trainee program, established shortly after MUFG's investment, is an example of accelerated talent development and recruitment. Meanwhile, during the COVID-19 pandemic, we provided support not only to our employees but also to their families. This marked the first such initiative undertaken by a private bank in Indonesia.

Itagaki: Corporate culture is shaped by the disciplined actions of each and every employee. MUFG places great importance on creating an environment where employees can continue to work with peace of mind and providing support for their taking on new challenges and further growth.

Could you share the future outlook for both sides of the partnership?

Honggo: Bank Danamon and MUFG are a family, and our commitment to working shoulder to shoulder to contribute to the development of Indonesia will not change. Moreover, the MUFG family in Indonesia is not limited to Bank Danamon. The MUFG Jakarta Branch, Adira, Mandala, Home Credit Indonesia, and Akulaku offer a wide range of services, and the MUFG Group is working together as one team in Indonesia to provide services to our customers.

Itagaki: MUFG began investing in digital finance providers several years ago with the aim of giving people in Asia without bank accounts access to financial services. Home Credit Indonesia is one example of this initiative. Moving forward, MUFG aims to build our own unique economic sphere by combining our conventional financial platform, centered around Bank Danamon, with a digital financial platform.

Honggo: We are also facing challenges in new areas such as the utilization of AI and sustainable finance initiatives, but we are confident that the combined expertise of MUFG and Bank Danamon will enable us to overcome these challenges.

Itagaki: The key is to maximize the use of MUFG's resources in Indonesia. I look forward to the continued concerted efforts of our MUFG family, with Bank Danamon at its heart, empowering a brighter future for Indonesia.

MUFG's Corporate Value

Building MUFG's Economic Sphere in Asia: Examples of Initiatives in Indonesia

Providing financial services in Indonesia

In Indonesia, MUFG is closely involved in people's lives from the perspective of financial services, not only with respect to the business activities of our corporate customers but also the various purchasing activities of our retail customers. Drawing on the strengths of Bank Danamon Indonesia, MUFG's Jakarta Branch, Adira Finance, Mandala Multifinance, Home Credit, Akulaku, and others, MUFG is striving to deliver customer-centric services.

Corporate
Manufacturing
Logistics
Retail
MUFG
Danamon
A member of MUFG
Individuals
Danamon
A member of MUFG
Retail
Purchasing activities
PAY
Home electronics
HOME CREDIT
Akulaku
Automobiles
ADIRA FINANCE
MANDALA FINANCE
Housing
Danamon
A member of MUFG

Consolidation of financial platforms in Indonesia

By investing in partner banks and digital players in Asia's unique economic zone, MUFG is striving to deliver financial services to a broad range of customers. In Indonesia, we are enabling more and more customers to access financial services by proposing solutions that use digital finance and bringing together digital players that have different sales channels and customer bases.







MUFG x PB x New investee
Supporting NITORI's business expansion in Indonesia
1 Collaboration
2 Coordinate
MUFG
Danamon
HOME CREDIT
Communication with the parent company
3 Joint proposal
5 POS*1 loan
NITORI
(Head office)
Coordinate
NITORI
(Local subsidiary)
4 Product sales

New investee x New investee
Fee-based customer referrals between HCI*2 and Akulaku Group
1 Access
HCI app user
HOME CREDIT
2 Pass KYC data
4 Referral fees
3 Provide credit application and loan disbursement
Akulaku

Our mission is to become one of the top five financial groups in Indonesia. We leverage MUFG's scale, brand, and collaborative strength. Group-wide efforts grow through knowledge sharing, partner networks, and cross-selling — even beyond Indonesia. This is only the beginning. Blending the MUFG Way with local insight, digital capabilities, and expertise, we strengthen the ecosystem. The potential is limitless.

Animesh Narang
Home Credit Indonesia Chief Executive Officer

*1 Point of Sales loans. Installment loan offered when purchasing a product at a durable goods store, etc. *2 Home Credit Indonesia

Strategies to Improve Corporate Value

CONTENTS



Mitsubishi UFJ Information Technology Nakano office

Strategies to Improve Corporate Value

Review of the Previous Medium-Term Business Plan (MTBP)

	FY2018-2020	FY2021-2023	FY2024-2026
Basic Policy	**Group-Integrated Operations** Realize simple, speedy and transparent group-integrated operations	**Purpose-Driven Management** Strive to realize our Purpose, "Committed to enpowering a brighter future.": beginning with addressing challenges each stakeholder is now confronting and delivering our strategic solutions to such challenges	**Three years to pursue and produce growth** Serve as a unifying presence in an era of division, pursuing not only economic value but also social value, and embodying our purpose of "Committed to empowering a brighter future."

Key Strategies	• Redefine business segmentation
	• Promote the effective and efficient utilization of the Group's resources
	• Implement the "Eleven Transformation Initiatives"
		• Aim to be the "premier business partner that pioneers the future through the power of finance and digital services" by the development of a business model finely tuned to the evolving business environment
		• Three strategic pillars
		  • Corporate Transformation—Change our modes of operation and business execution
		  • Strategies for Growth—Strengthen profitability
		  • Structural Reforms—Ensure business resilience
			• Three Strategic Pillars
			  • Expand & Refine Growth Strategies (P. 39)
			  • Drive Social & Environmental Progress (P. 48)
			  • Accelerate Transformation & Innovation (P. 53)

Results Summary ● Major achievements ▲ Reasons for not achieving targets	● Made progress in the development of a group-wide, integrated management structure and diversified profit sources by securing an extensive overseas business portfolio consisting of a robust commercial banking platform in the ASEAN region and global asset management operations ▲ Failed to meet ROE and expense ratio targets mainly due to growing costs arising from organizational expansion and the impact of the COVID-19 pandemic	● Achievements in corporate transformation, growth strategy, and structural reform improved "earning capacity"	
Issues	• Strengthen revenue base from the domestic business • Reshape global business (shift to improvement in "quality") • Secure capabilities to swiftly respond to changes in the environment • Reshape a portion of our strategies under the "Eleven Transformation Initiatives" to address shortfalls in their outcomes	• Take the change in environment as an opportunity to pursue and produce growth • Shift the gear for driving social and environmental progress and clarify the relationship with and impact on management strategies • In addition to employees' increased willingness to take on new challenges, further focus on agility	

Indicators	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023	FY2024
ROE	6.4%	3.8%	5.6%	7.7%	7.0%	8.5% (8.1%)*2	9.9% (9.3%)*3
Net profits	¥872.6 bn	¥528.1 bn	¥777.0 bn	¥1,130.8 bn	¥1,116.4 bn	¥1,490.7 bn	¥1,862.9 bn
CET1 capital ratio*1	11.4%	11.7%	11.9%	10.4%	10.3%	10.1%	10.8%

*1 FY2018-FY2020: estimated Common Equity Tier 1 (CET1) ratio reflecting the RWA increase calculated on the finalized Basel III reforms basis, including net unrealized gains on available-for-sale securities. FY2021-FY2023: estimated Common Equity Tier 1 (CET1) ratio calculated based on the finalized Basel III reforms to be applied at the end of March 2029, excluding net unrealized gains on available-for-sale securities.

*2 Excluding the impact of change of the equity method accounting date of MS

*3 JPX basis

Strategies to Improve Corporate Value

Expand & Refine Growth Strategies

We will (1) enhance retail customer base to maximize the Life Time Value (LTV) and (2) strengthen the succession business by accelerating the Corporate x WM model, to generate growth in Japan. In overseas, (3) GCIB and Global Markets will collaborate to improve profitability and we will (4) capture growth in Asia through collaboration between MUFG and partner banks. In the (5) asset management and (6) green transformation area, we will pursue both the solution of societal issues and improvement of economic and social values, to (7) build a new business portfolio that will drive MUFG's growth in the mid- to long-term.



Expand & Refine Growth Strategies

Drive Social & Environmental Progress

Accelerate Transformation & Innovation

		Scope	Vision
1	**Strengthen Domestic Retail Customer Base** P41	Domestic retail business (excluding wealth management)	Maximize "LTV (Lifetime Value) x customer base" is the most important KPI.. Build a medium- to long-term customer relationship by expanding customer touchpoints through the three channels: "Real (face-to-face) × Remote × Digital" and deliver an integrated customer experience that connects Group company services.
2	**Strengthen Corporate x WM Business** P42	Corporate and retail business with owner companies and families.	Capture the entire ecosystem of owner companies through: Corporate-oriented business, e.g., business/asset succession, and individual-oriented business, e.g., asset management, inheritance, and real estate
3	**Evolve GCIB-GM Integrated Business Model** P42	GCIB-GM integrated operation for Global Corporates / Financial Institutions	Enhance collaboration across business groups / entities, strengthen our capability to provide solutions, and improve balance sheet profitability
4	**Strengthen APAC Business and Platform Resilience** P43	Retail banking business, wholesale banking business (Japanese / non-Japanese corporate clients), and other businesses engaged by the investees in APAC	• Enhance the profitability of existing businesses by expanding their functionalities and improving operational efficiency while continuing to explore investment opportunities (digital startups, etc.) • Actively capture growth in Asia and empower the growth of our customers and MUFG
5	**Contribute to Making Japan a Leading Asset Management Center** P43	Improve domestic and global AM/IS, pension area, investment management, advice, and financial literacy	Empower people to build more prosperous lives by contributing to making Japan a leading asset management center
6	**Support Value Chain in Green Transformation (GX)** P44	GX-related transactions for Japanese and non-Japanese customers	Promote GX investment and financing by leveraging our expertise accumulated through dialogue with various governments and related parties to support customers in developing transition stories and creating new value chains
7	**Challenge to Build a New Business Portfolio** P44	Initiatives to create new business areas/portfolio for MUFG	In response to the evolving business environment, pursue the development of new business areas to establish the pioneering position and uniqueness of MUFG's business strategies, thereby enhancing corporate resilience and value

Strategies to Improve Corporate Value

Expand & Refine Growth Strategies

To expand and refine growth strategies, seven growth strategies were formulated for "Products x Channel" in quadrants. Through the strategies, we will generate growth in Japan and capture the upside of overseas growth, starting with Asia. Furthermore, we will contribute to solution of societal issues worldwide, and promote growth strategies for the whole of MUFG.



The breakdown of net operating profits*1

FY 2023 — ¥1.6 tn

(1) Strengthen Domestic Retail Customer Base

(2) Strengthen Corporate x WM Business

(3) Evolve GCIB-GM Integrated Business Model

(4) Strengthen APAC Business and Platform Resilience

(5) Contribute to Making Japan a Leading Asset Management Center

(6) Support Value Chain in Green Transformation (GX)

(7) Challenge to Build a New Business Portfolio*2

Expand & Refine Growth Strategies +¥205.0 bn

Improving Balance Sheet Profitability

Others (treasury revenue, etc.)

FY 2024 — ¥1.3 tn ········· ¥2.0 tn

Excluding impact of bond portfolio rebalancing

Position of each strategy in Products x Channels quadrants

New Channels

2 Existing Products x New Channels | 4 New Products x New Channels

Improving Balance Sheet Profitability

Existing Products — New Products

1 Existing Products x Existing Channels | 3 New Products x Existing Channels

Existing Channels

*1 Managerial accounting basis. Local currency basis
*2 KS impact is excluded from Asia Platform but included in Others.

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies



1 Strengthen Domestic Retail Customer Base

Progress of major KPIs (FY2024 results ▶ FY2026 targets)

No. of IB MAU

8.8 million ▶ **10** million

Balance of financial assets from retail customers

Approx. ¥**97** tn ▶ Approx. ¥**100** tn

Progress of key strategies

(1) Further expansion of customer base: Reversed the downward trend in new account openings and card membership with measures that emphasize convenience and value, centering on waiver of credit card annual fees and various campaigns. We have a dominant individual deposit balance of approximately ¥93 trillion, recording top growth among the mega and online financial institutions at approximately ¥14 trillion increase over the past five years.

(2) Enhance products and services: Housing loans balance increased thanks to the strategic pricing operation and new disbursements exceeded ¥1 trillion. In addition, we enhanced online securities functions with the full acquisition of Mitsubishi UFJ eSmart Securities and WealthNavi, establishing a framework that can meet various asset management needs of our customers.

(3) Expansion of customer touchpoints: In the BaaS business, "&BANK" application which provides general financial services function was released, and we have also increased BaaS products specialized in particular functions, such as asset management. Branches are positioned as spaces for providing added value unique to face-to-face transactions, and we will aim to further expand customer touchpoints, including by opening new branches.

No. of account openings

| Increased for the first time in 16 years |



2008   2009   2023   2024   (Year)

Number of card membership

| Increased for the first time in 17 years |



2007   2008   2023   2024   (Year)

Housing loan balance

| Increased for the first time in 8 years |

Disbursements Over ¥1 tn



2016   2017   2023   2024   (Year)

Topic

Announced the retail strategy concept and launched a new service brand "M-tto"

Rapidly changing environment is making financial services increasingly complex. MUFG has the responsibility of empowering the customers' life and invigorating the economy by providing financial services that are easy to understand for everyone and can be entrusted throughout life. To further enhance our consolidated strength, which is the strength of MUFG, and deepen our connection with the customers, we announced the new retail strategy concept in May.

The new service brand "M-tto," which will be the core of the new retail strategy, was launched in June. M-tto is a comprehensive financial services provider for every life stage, offering one-stop access to retail products and services from Group companies through the MUBK internet banking app. Our goal is to create a stress-free society for customers to manage their finances. We will provide comprehensive support for life events related to money, including payments, savings, investments, and inheritances, through M-tto.

MUBK app was upgraded to a comprehensive financial services app that offers one-stop access to Group company services for M-tto. We also released a new reward program with up to 20% point return rate for MUFG Card. In FY2026, we will introduce Group-wide M-tto points, and launch a loyalty program that offers better value with more use. Furthermore, we are planning to launch a digital bank to flexibly and promptly meet the customers' needs. MUFG retail business will continue to develop around M-tto. Please stay tuned.



Released on June 2, 2025	**To be released in FY2026**
MUBK app full update	A new **digital bank** that is completely different from conventional banks / Group-wide reward points **M-tto points**
New reward program launch	**Loyalty program** that offers better value for more use
MUFG Card app full update	New form of asset succession **New digital platform for inheritance**
Point payment app launch	**Gradual launch** / Open new branches in commercial facilities **M-tto square (Focus on individuals)**

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

2 Strengthen Corporate x WM Business

Progress of major KPIs (FY2024 results ▶ FY2026 targets)

Loan balance related to business succession

¥1 tn (100% progress vs MTBP) ▶ ¥1 tn

WM net operating profits

¥110.0 bn ▶ ¥140.0 bn

Progress of key strategies

By enhancing internal organization and customer approach, and improving our ability to capture large deals, FY2024 results expanded to ¥1 trillion in business succession-related loans (up ¥0.3 trillion vs FY2023) and WM net operating profits of ¥110.0 billion (up ¥40.0 bn vs FY2023).

(1) **Enhancing internal organization:** Internal organization was enhanced by establishing an internal certification system on business and asset succession and M&A for the front office and accelerating the fostering of professionals and career recruitment for the head office. (Increase of 640 professionals vs FY2023, including with internal certification).

(2) **Enhancing customer approach:** Enhanced customer approach by professionals to accelerate deals and explore unvisited customers who have intention for succession (number of target companies visited by professionals increased by 6,000 vs FY2023).

(3) **Improving ability to capture deals:** By enhancing the internal organization and customer approach, our ability to capture large deals has improved (large loan deals with amount of ¥5.0 billion or more increased by 2.3 times vs FY2023).

Improve solutions for business and asset succession



3 Evolve GCIB-GM Integrated Business Model

Progress of major KPIs (FY2024 results ▶ FY2026 targets)

GCIB-GM ROE

8.2% ▶ 8.3%
(7.8% in FY2023)

Syndication / DCM Wallet Rank

IG No.12
Non-IG No.17 ▶ No. 10

FIC[1] growth rate

Growth rate of peers[2] or more ▶ Growth rate of peers or more

*1 Fixed Income and Currencies   *2 Growth rates of peers are calculated from Coalition Greenwich data

Progress of key strategies

Our earning capacity steadily improved under integrated operations, driven by structured financing with global-level strength and FX transactions that captured market movements. This resulted in gross profits increasing by approximately 8% year on year, and ROE reaching near the FY2026 target. Collaboration among the business groups deepened further, as seen in the following symbolic developments.

(1) **Enhancing bank/securities integrated platform:** Overseas securities subsidiary will be reorganized as a subsidiary of the bank; implement swift decision-making and agile resource allocation; strengthen the platform that supports business.

(2) **Establishment of Global Structured Solutions (GSS):** Joint venture providing customized solutions through combined expertise of the two business groups to generate new projects that meet customers' needs and improve ROE.



Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

4 Strengthen APAC Business and Platform Resilience



Progress of major KPIs (FY2024 results ▶ Next MTBP)

ROE	Net operating profits
9% ▶ Over 10%	¥502.5 bn ▶ Over ¥600.0 bn

5 Contribute to Making Japan a Leading Asset Management Center



Progress of major KPIs (FY2024 results ▶ Next MTBP)

Asset under management	BPO contracting balance
¥127 tn ▶ ¥200 tn	¥87 tn ▶ ¥100 tn

Progress of key strategies

The measure aims to achieve both the enhancement of existing businesses and ongoing growth investment, to capture growth in Asia. Main results for FY2024 (Year 1) are the following:

Among existing businesses, deposit income was steady, and India's GIFT branch, which was established in 2022, increased non-JPY lending by 11 times in the past two years. In the growth area, we invested in top payment players in Thailand and the Philippines, making significant progress toward building a unique MUFG economic sphere. On the other hand, Thailand, which accounts for approximately 40% of Asian net operating profits, has experienced slower growth due to a decline in lending resulting from a deteriorating macroeconomic environment. Going forward, we will accumulate steady profits through traditional CIB business and income from various countries, in addition to increased lending and the establishment of a lean business platform in Thailand. Furthermore, we aim to capture profits in potential growth areas, including Asia x Digital and India.

Progress of key strategies

Initiatives to enhance investment capabilities: Originated and launched EMP Fund No. 1 for the emerging managers program. Also making steady progress in various measures to enhance investment capabilities. This includes the introduction of the new HR/compensation systems to focus on investor-oriented asset management at MUAM, completion of investment framework for securitization products (CLO, etc.) by consolidating expertise and functions within the Group, and enhancing product line for customers in the alternative investment area such as real estate.

As part of BPO service for asset managers, we have launched new services that enable seamless data connection among asset managers and the trust banks using BlackRock's Aladdin®. In addition, we have also started providing trustee services for a publicly offered investment trust that invests in unlisted shares, the first of its kind in Japan. This will contribute to diversifying investments and supplying growth capital for startup/growth companies, and we also provide support through BPO for the emerging managers that originated the investment trust.



Achievements

● Loan growth at GIFT branch*1

Non JPY Lending*2

11 x vs FY22

FY22 (Launched)   FY24

● Record high at two PB

Equity earnings*3 (¥bn)
■ SBC*4 ■ VTB*5

FY21	FY22	FY23	FY24
12.3	14.9	20.1	25.4

Updating record profits

● Completion of investments of digital finance companies

ascend money — Executed approx. ¥30.6 bn deal

mynt — Executed approx. ¥63.3 bn deal

● Business generation through Business Groups collaboration

Japanese Corps   Asian conglomerates

🏠 Real estate   📡 Telecom   ⚡ Energy   Infrastructure

*1 Located in India   *2 Average balance   *3 Managerial accounting basis   *4 Security Bank Corporation   *5 VietinBank

Asset under Management

(¥tn)



FY23	FY24	FY26	⋯⋯	FY29
123	127	145		200

Increase of ¥10 tn

BPO contracting balance

(¥tn)



FY23	FY24	FY26	⋯⋯	FY29
65	87	95		100

Increase of ¥25 tn

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

6 Support Value Chain in Green Transformation (GX)



Progress of major KPIs (FY2024 results ▶ FY2026 targets)

Number of co-created GX projects

34 ▶ 50

7 Challenge to Build a New Business Portfolio



Progress of key strategies

To promote GX, we have financed reusable energy projects, including solar, storage batteries, and onshore wind. In addition, we have collaborated with customers at various stages and co-created projects toward the social implementation of new technologies that contribute to the transition, such as hydrogen/ammonia and SAF. We will continue to build GX value chains with customers and aim to contribute to achieving carbon neutrality and creating business opportunities.

Advocacy/Engagement
- Published MUFG Transition Whitepaper 3.0. Dialogue with management of a broad range of corporations, including energy, materials, transportation, and manufacturing sectors.
- Held an event in Europe to discuss hydrogen value chain issues with customers and experts.

Business concept/origination
- Supported customers through investment, consulting, and FA, etc., for hydrogen and SAF area projects.
- Led a fund framework for supporting emerging market transition through blended finance.

Progress of key strategies

MUFG is developing a new business portfolio beyond conventional financial services in response to the evolving business environment surrounding financial institutions. Building on a series of initiatives, we aim to establish the pioneering position and uniqueness of MUFG's business strategies and contribute to enhancing corporate resilience and value from a medium- to long-term perspective.

Multiple new businesses have been launched since FY2024. For example, we entered the power futures and spot trading markets in Japan. In addition, we launched an initiative for creating Japanese entertainment titles through collaboration with Kodansha Ltd. and CREDEUS Inc (as in the below diagram). Previously launched business initiatives also progressed, with MUFG Strategic Investment, which began operations in January 2024, executing three corporate restructuring investments.

Business co-creation investment in LanzaJet[1]

Aim to build SAF value chain through supporting financing for expanding the SAF manufacturing plant and licensing technologies, etc.



Blended finance[2] initiatives: GAIA Fund

A public-private partnership fund that provides long-term loans to emerging markets for adapting to climate change. MUFG led the framework as the only Japanese bank among the founding members



Private capital ⊚ MUFG ➡
Public capital ➡
GAIA Fund ➡
25 emerging countries Developing countries

[1] US company with technology for manufacturing sustainable aviation fuel (SAF) based on ethanol
[2] Financing combining public and private capital

New business — **Initiative to develop a structure and business model for new entertainment titles**
(Japan Creative Works No. 1 Investment LP: JCW1)

Fund suppliers — Mitsubishi UFJ Trust and Banking | MUFG Bank, other investors
Structuring and management — Funding — Funding

Project scheme — JCW1 → Limited Liability Company → Works of entertainment — Creation
Establishment

Creators of Works — CREDEUS Inc. | KODANSHA Ltd.

Purpose
- Create a new way of raising funds for the creation of entertainment titles through collaboration between financial services and entertainment industries
- Contribute to improving the international competitiveness of Japanese entertainment industry with a business model that creates large-scale and high-quality titles

Strategies to Improve Corporate Value | Expand & Refine Growth Strategies

Results by Business Group

Net Operating Profits by Business Group[1]
(¥bn)

Legend: R&D · CWM · JCIB · GCB · GCIB · Global Markets · AM/IS

FY2024
268.7[2] | 286.4 | 559.7 | 351.2[2] | 345.9 | 138.3 | 124.3[2]
¥2.0 tn[3] (excludes impacts from rebalance of bond portfolio)[4]

¥1.3 tn
approx. ¥(780.0) bn (impact from rebalance of bond portfolio)

FY2023
206.5 | 207.3 | 517.5 | 258.9 | 288.5 | 112.6 — ¥1.6 tn[3]
25.1

FY2020
190.5 | 53.8 | 237.1 | 272.7 | 146.1 | 334.1 | 79.8 — ¥1.2 tn[3]



Seven Growth Strategies
1. Strengthen domestic retail customer base
2. Strengthen corporate x WM business
3. Evolve GCIB-GM integrated business model
4. Strengthen APAC business and platform resilience
5. Contribute to making Japan a leading asset management center
6. Support value chain in green transformation (GX)
7. Challenge to build a new business portfolio[5]

Retail & Digital Business Group (R&D)


1 Domestic retail
5 Making Japan a leading AM center

Tadashi Yamamoto
Group Head
R&D

Commercial Banking & Wealth Management Business Group (CWM)


2 Corporate × WM
5 Making Japan a leading AM center

Yutaka Miyashita
Group Head
CWM

Japanese Corporate & Investment Banking Business Group (JCIB)


4 APAC business
6 GX value chain

Masakazu Osawa
Group Head
JCIB

Global Commercial Banking Business Group (GCB)


4 APAC business

Yasushi Itagaki
Group Head
GCB

Global Corporate & Investment Banking Business Group (GCIB)


3 GCIB-GM integration
4 APAC business
6 GX value chain

Fumitaka Nakahama
Group Head
GCIB

Global Markets Business Group (GM)


3 GCIB-GM integration
5 Making Japan a leading AM center

Hiroyuki Seki
Group Head
Global Markets

Asset Management & Investor Services Business Group (AM/IS)


4 APAC business
5 Making Japan a leading AM center

Takafumi Ihara
Group Head
AM/IS

Please refer to the details of each business group below.



MUFG Investors Day 2025

Webcast
Presentation Material
Speech Script
Main Q&A

---

*1 On a managerial accounting basis. Different exchange rates are applied to FY2020 and FY2023, FY2024. Therefore, the increase in net operating profits from FY2020 to FY2023 includes the impact of foreign exchange   *2 Includes amortization of goodwill   *3 Including net operating profits for headquarters and Other segments (FY2024: ¥(19.4) bn, FY2023: ¥(29.5) bn, FY2020: ¥(144.6) bn)   *4 Excluding losses from rebalance of bond portfolio by GM (approx. ¥(780.0) bn)   *5 Strategies undertaken by all business group

Strategies to Improve Corporate Value

CSO / CSuO Message



Empowering a Brighter Future Through Power of Teamwork

Hideaki Takase
Managing Corporate Executive
Group CSO & Group CSuO

Role of CSO at MUFG

When I meet someone for the first time, I sometimes share my role as a Chief Strategy Officer (CSO), in addition to introducing myself. This is because, although many people are familiar with the title "CSO," very few have a grasp of what the job entails. CSO has a wide-ranging role at MUFG, including formulation of global strategies and organizational reform, brand strategy, corporate communications, and external relations. CSO not only formulates and manages the annual plan for each fiscal year, but also considers strategies from a medium- to long-term perspective. I lead from the front in drawing up the Medium-term Business Plan (MTBP), which includes Driving Social & Environmental Progress and Accelerate Transformation & Innovation, both of which I will explain shortly. I also promote various initiatives under the plan.

Looking back on my career, following my work in Japan, I was engaged in business administration and corporate sales at MUFG Union Bank. I directed the overall overseas strategy including partner banks such as the Bank of Ayudhya (KS) and Bank Danamon (BDI). I was also responsible for the management of our European subsidiary in the Netherlands. During my stints abroad, I also faced tough management situations, such as the collapse of Lehman Brothers and negative interest rates in Europe. Even in the midst of those troubled times, I always felt that the strength of MUFG lies in its deep customer base and global network, supported by human resources in Japan and around the world. I like the phrase "power of teamwork" and I often bring it up in meetings. I strive to fulfill MUFG's Purpose, "Committed to empowering a brighter future" by leveraging my experience so far and demonstrating MUFG's global power of teamwork to the fullest, delivering services that exceed the expectations of our customers and other various stakeholders—especially in this time of uncertainty, as geopolitical risks rise and divisions deepen around the world.

Message Embedded in Driving Social & Environmental Progress

One of the main pillars of MTBP is Driving Social & Environmental Progress. A company cannot exist without a sustainable society, and contributing to its realization is the 'reason for being' of financial institutions. MUFG had previously established priority issues in its sustainability management to realize a sustainable environment and society, and we have revised such priority issues considering environmental changes, expectations from society, and importance to our business upon formulating the MTBP.

Global warming, the advancement of digital and AI technologies, widening economic disparities, and growing geopolitical risks—there is no shortage of examples of the environmental changes we face today. In April 2025, we published the report *"MUFG Driving Social & Environmental Progress -for our Brighter Future-"* for the first time, to share our commitment to demonstrating the financial sector's power to connect in this era of fragmentation and to contributing to the resolution of social issues. By working in tandem with another MTBP pillar—Expand & Refine Growth Strategies—we aim to pursue both social and economic value and enhance our corporate value through their synergy.

The report introduces 12 major projects implemented either as top-down strategic projects or as bottom-up projects. Moreover, we selected output KPIs that point to a future we strive to achieve and disclosed impact indicators we have identified to help us understand the social & environmental effects of our initiatives. We have taken a significant step toward establishing these impact indicators by defining quantitative targets. Going forward, we will expand these initiatives—initially launched as isolated efforts by a few locations and teams—into a broader, cross-organizational movement across MUFG. While further consideration is needed to enhance our KPIs and impact indicators, we will continue to convey our firm commitment to social and environmental progress.

Strategies to Improve Corporate Value

CSO / CSuO Message

Accelerate Transformation & Innovation: Initiatives

We are also pursuing various initiatives under Accelerate Transformation & Innovation, another pillar of MTBP. While ensuring security and safety remains the most important responsibility for a financial institution, we must also offer innovation and agility to remain the preferred choice of our customers in an era of rapid change. Agility will become more important than ever, also from the perspective of increasing employee engagement.

Over the past year, we made steady progress in simplifying the procedures, manuals, and decision-making processes, which had been long-standing challenges. To fundamentally change the corporate culture and the employee mindset regarding speed from this point, we will fully implement agile organizational management, which involves closer collaboration across teams and delegation of authority and responsibility to enable rapid PDCA cycles and continuous results. We have already established the Agility Transformation Promotion Office, the organization that will drive forward this initiative. It has started working on pilot projects to achieve agile planning and development of customer-oriented products and services, and will gradually expand its application areas.

The essence of agility transformation is fostering a culture in which each individual thinks, decides, and acts for themselves— and does so swiftly. We are promoting the following three elements as an integrated approach to enable employees to make calm and confident decisions at critical moments: raising the professionalism of each and every employee, ensuring clear communication among professionals, and empowering the right person to make the decision. We have formulated action guidelines for management in which we call for "Agility over perfection: Focus on the key information needed to support pragmatic decision making, adjusting actions as necessary along the way," and are consistently encouraging them to decide even without complete information. There are times when I think that I also have some way to go. Nonetheless, I would like to take the lead and improve the agility of the organization.

Column

Aim of the KOGEI Project

In 2023, we launched the MUFG KOGEI Project. *Kogei* (crafts) symbolizes the Japanese cultural value of cherishing what we create and using it for a long time. It is something that should be accorded even greater emphasis in today's world, where sustainability is becoming more and more crucial. An approach that values heritage while embracing new ideas without being constrained by preconceived notions truly embodies the fusion of "tradition is innovation." There is so much we, as a business, can learn from this.

Meanwhile, the kogei industry on the whole is facing a major challenge: a shortage of successors to traditional craftspeople. Also, traditional materials industry, which supports kogei, is at risk of losing traditional techniques possessed by craftspeople. To make the kogei market more attractive, we must approach not only to broaden its customer base but also build a sustainable ecosystem.

We have been offering opportunities at our business locations to connect craftspeople with potential users of kogei, and have also been awarding young artisans who will lead the next generation. This year, we established the Kogei Artists League to support and nurture such artisans. Through these initiatives, we hope that more and more people will take an interest in kogei, pick up these kogei-works, and use them in their daily lives. The resulting growth in demand will help sustain the entire ecosystem surrounding kogei.

With its extensive network both in Japan and abroad, MUFG has a unique ability to connect people, goods, and ideas. It was precisely this strength that inspired us to launch this project, based on the belief that we could contribute to the development of kogei. Through this project, we aim to embody the creation of a sustainable society by achieving both social and economic value.



Special exhibition at MUFG Bank Osaka Building



To learn more about the MUFG KOGEI Project, please visit the Forbes JAPAN website: https://forbesjapan.com/articles/detail/76019 (Japanese only)

Strategies to Improve Corporate Value

Drive Social & Environmental Progress

Pursuing economic and social values is the key to improving corporate value. We identified ten priority issues under the subheads "Sustainable Society," "Vibrant Society," and "Resilient Society" and set specific targets as KPIs to strongly promote initiatives for solution of social issues.





Priority Issues

Sustainable society

1. Achievement of carbon neutral society
2. Natural capital and biodiversity restoration
3. Promotion of circular economy

Vibrant society

1. Industry development and innovation support
2. Response to aging population & low birthrate
3. Increasing access to financial services
4. Management focusing on human capital

Resilient society

1. Respect for human rights
2. Ensuring secure and safe services
3. Demonstration of robust corporate governance

Process for identifying priority issues

STEP 1
Identify sustainability issues referencing SDGs, Global Risks Report (WEF), sustainability disclosure standards, investor expectations, and peer examples, etc.

STEP 2
Narrow down by assessing the materiality for the stakeholders and MUFG

STEP 3
Gather opinions of stakeholders including external advisors, investors, and employees

STEP 4
Discuss at a management level

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

Outline of Drive Social & Environmental Progress



Sustainable society

| Achievement of carbon neutral society | Natural capital and biodiversity restoration | Promotion of circular economy |

MUFG will aim to realize corporate and social carbon neutrality by promoting and supporting funds circulation toward corporations addressing climate change and green projects. In addition to climate change measures, we must address natural capital and biodiversity issues. We recognize that sustainable economic growth will be uncertain without appropriate management and preservation of natural capital, and we aim to realize a society that coexists with nature. Furthermore, we will promote initiatives to realize a society that reduces environmental impact and promotes economic growth simultaneously, with an economic system that secures stable energy and resources, minimizes resource consumption, and reuses waste.

Related pages
> GX (P. 44)   > Responses to Climate Change (P. 51-)
Related materials

◄ MUFG Climate Report 2025
MUFG TNFD Report 2025 ►
MUFG Transition Whitepaper 2024   MUFG Asia Transition White Paper



Vibrant society

| Industry development and innovation support | Response to aging population & low birthrate | Increasing access to financial services | Management focusing on human capital |

MUFG continues to tackle business incubation and support innovation by creating growing industries, thriving venture businesses, and developing regional economies to secure sustainable economic growth. In response to the aging population and low birthrate, MUFG will promote initiatives to enhance products and services tailored to meet the needs of elderly customers and aim to create a society where all generations can facilitate smooth asset building and succession. In addition, with digital technology making financial services more accessible, we will contribute to improving the quality of life and economic independence of many people. MUFG continues to position human capital as one of the most important types of capital to contribute to society and customers by making a positive social impact and fostering a culture where our employees thrive with their diversity and expertise.

Related pages
> Asia Related (P. 33-P. 43)   > Contribute to Making Japan a Leading Asset Management Center (P. 43)
> Enhance Human Capital (P. 58)
Related materials

◄ MUFG Human Capital Report 2025
*Japanese only, the English version will be released in late September

Resilient society

| Respect for human rights | Ensuring secure and safe services | Demonstration of robust corporate governance |

Respect for human rights is a universal value that is common to all humankind and is deeply linked to MUFG's all priority issues. We will contribute to a society where this is realized throughout the supply chain. MUFG is well aware of its social responsibilities regarding securing the assets entrusted to it by its customers and its obligation to provide secure and stable financial services. We implement initiatives to ensure the uninterrupted provision of reliable financial infrastructure that supports a resilient and sustainable society. Furthermore, each and every employee of the MUFG Group acts with honesty and integrity, complies with laws and regulations in each country, and attaches importance to trends. We pay attention to the detection and prevention of global financial crimes, and are dedicated to operating with a customer-oriented, united group approach.

Related pages
> Compliance (P. 76)   > Cyber Security (P. 75)
> Global Financial Crimes (P. 76)   > Initiatives for Practicing a Customer-Oriented Approach (P. 77)
Related materials
◄ MUFG Human Rights Report 2024

Sustainable finance targets and results

MUFG has set the cumulative executed amount between FY2019 and FY2030 as our sustainable finance target for solving environmental and social issues. Against the cumulative target of ¥100 trillion, the cumulative execution amount up to FY2024 was ¥43.5 trillion (of which ¥18.4 trillion is in the environmental area) (estimates).



Total ■ Environment

¥43.5 tn   ¥18.4 tn   ¥100 tn   ¥50 tn

FY2019-FY2024 Cumulative Total   FY2030 Targets

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

Output KPIs and Impact Indicators

For each priority issue, we have established output KPIs to quantify the outcomes of our initiatives and impact indicators to represent the resulting social and environmental changes and impacts. Output KPIs and impact indicators that measure only the results without including specific targets are labeled as "Result." We will promote ongoing reviews, including those aimed at enhancing the KPIs and impact indicators.

		Output KPIs	Impact indicators
Sustainable society	Achievement of carbon neutral society	● Sustainable finance ¥100 trillion (¥50 trillion for environmental projects) (through 2030)	● Emissions from our financed portfolio (FY2023, client Scope 1 and 2 emissions) (Result) **177 MtCO₂e**
		● Number of co-created GX projects 50 projects (through FY2026)	● Amount reduced through renewable energy project finance where MUFG is involved **70 million tons** (FY2019 to FY2030) (Result) **46.83 million tons** (FY2019 to FY2023)
	Natural capital and biodiversity restoration	—	● Expanding support for startups related to natural capital and biodiversity (Result)
	Promotion of circular economy	—	● Expanding support for startups related to accelerating the transition to a circular economy (Result)
Vibrant society	Industry development and innovation support	● Initiatives for empowering startups (Result) Held MUFG Startup Summit	● Startup market capitalization ¥20 trillion (through FY2026)
		● Asset under management ¥200 trillion (through FY2029)	
		● BPO contracting balance ¥100 trillion (through FY2029)	
	Response to aging population & low birthrate	● Loan balance related business succession ¥1 trillion (through FY2026)	
		● Number of students who participated in our financial and economic education programs 800,000 students (through FY2026)	● Ratio of financial literacy questions answered correctly **70% or higher**
	Increasing access to financial services	● Mitsubishi UFJ Direct Monthly Active User count 10 million people (through FY2026)	● Share of ASEAN adult population using digital financial services provided by strategic investment targets **Approx. 1/4** (through FY2034)
		● Strategic investment support for financial digital service providers (Result)	
	Management focusing on human capital	● Core DX specialists 1,200 people (through FY2026)	● Engagement score **Improved from FY2023** (through FY2026)
		● Candidate pool for global management resources Three times or more (through FY2026)	● Inclusion score **Maintain at least 75** (through FY2026)
		● Ratio of women in management positions (Japan) 27% (through FY2026)	● Absenteeism **1% or lower** (through FY2026)
		● Ratio of eligible male employees who took childcare leave 100% (through FY2026)	● Presenteeism **15% or lower** (through FY2026)
Resilient society	Respect for human rights	● Ensure fulfillment of human rights due diligence based on the Human Rights Policy Statement, Environmental and Social Policy Framework, and the Equator Principles (Result)	—
	Ensuring secure and safe services	—	—
	Demonstration of robust corporate governance	—	—

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

Responses to Climate Change

In May 2021, MUFG announced the MUFG Carbon Neutrality Declaration. To achieve carbon neutrality, we have been pursuing various initiatives based on three unwavering commitments: to help achieve the 1.5°C target, to support a smooth transition to a decarbonized society, and to create a sustainable society by fostering a virtuous cycle between the environment and the economy.

Among the priority issues for sustainability management, the achievement of a carbon neutral society is one of the most important issues. MUFG's four main strategies to achieve carbon neutrality are (1) reducing emissions from own operations, (2) engagement and support, (3) managing our financed portfolio, and (4) risk management and governance. Main initiatives under each strategy are as follows:

(1) Reducing emissions from own operations

In FY2023, our emissions were 175,000 tCO2e, which puts us in a position to reasonably expect to meet our FY2026 interim targets of 168,000 tCO2e, a milestone for achieving net zero emissions in FY2030. In addition, we are promoting energy efficiency and conservation and renewable energy in partnership with our clients, including the use of storage batteries, renewable energy procurement from agrivoltaic grazing systems, and joint pilot demonstration of film type perovskite solar cells. We are also promoting initiatives with our business value chain, aiming to contribute to the reduction of emissions and our environmental impact.

(2) Engagement and support

We have made consistent progress in project finance for renewable energy and transition finance, maintaining our track record of being the global leader in supporting renewable energy over the past decade. Furthermore, through the GAIA Fund, a public-private partnership, we are engaged in blended finance to support climate-change adaptation in emerging and developing countries, which are particularly, and severely, affected by climate change.

In terms of engagement, MUFG offers suggestions to policymakers in collaboration with industries and government agencies, and enhance our solution capabilities. We will continue to deepen our relationships with clients, local governments, and various industries, and provide valuable insights to both industries and government agencies on emerging needs and issues related to decarbonization. We are here to collaborate with our clients toward decarbonization in a responsible manner.

Emissions reduction from own operations: Interim target and roadmap

■ MUFG Bank ■ Krungsri*1 ■ Bank Danamon*1 ■ Others
(Thousand tCO2e)



Acquired third-party assurance*2

FY2020: 336, FY2021: 232, FY2022: 189, FY2023: 175, FY2026 Interim target: 168, FY2030 Target: 0
Carbon credits (negative emissions)

*1 Asian partner banks Krungsri (Bank of Ayudhya) and Bank Danamon are MUFG consolidated subsidiaries in Thailand and Indonesia, respectively
*2 Assured from an independent third party for actual GHG emissions data

Power Generation Capacity of Renewable Energy Projects financed by MUFG
(cumulative total of 5 years from 2019 to 2023, GW)

Total capacity worldwide: 131.6 GW



EMEA 23.5 GW
Japan and APAC 23.0 GW
Americas 85.1 GW

Reducing emissions from own operations

Interim target and roadmap | Initiatives on energy efficiency and conservation
Initiatives on renewable energy | Initiatives on our business value chain

Strengthening engagement with our clients and fostering environmental awareness among employees

Steady reduction of emissions from our business activities | Contribution to reducing the environmental impact of our value chain

Refer to "SUSTAINABILITY AT WORK" ⧉ for details. *Japanese only

Engagement approach

(1) Policy suggestions in collaboration with industries and government agencies
- Transition Whitepaper
- Private Sector Initiatives
- Collaboration with Government and Public Agencies

(2) Enhancing our capability to provide solutions that support our clients' decarbonization in line with government policies and strategies
- Sustainable Finance
- Transition Finance
- Blended Finance
- Supporting the Deployment of New Technologies
- Investment and Innovation Business
- Various Solutions in Collaboration with Partners

(3) Leveraging relationships with clients, local governments, and industry associations to identify new needs and issues
- Executive Forum for Dialogue with Clients from a Management Standpoint
- Supporting Transition for Carbon-Intensive Sectors

Strategies to Improve Corporate Value | Drive Social & Environmental Progress

Responses to Climate Change

(3) Managing our financed portfolio

In fiscal year 2024, we have implemented an operating framework for our transition plan and we have made progress with managing transition support and monitoring toward 2030 targets. We have further advanced our client engagement as our approach to achieving our sector-specific interim targets. For the power and oil & gas sectors, which represent the bulk of emissions from the underwriting of bonds, equities, and syndicated loans, facilitated emission (FaE) has been incorporated into our calculations.

We are considering reviewing our interim targets, taking into account the upcoming updates to the Nationally Determined Contributions (NDCs) of each country. We will also continue to enhance our operating framework accordingly.

Progress of sector-specific interim targets

	Baseline	FY2023 results	FY2030 targets
Power (gCO$_2$e/kWh)	339	288	156 – 192
Oil & Gas (MtCO$_2$e)	92	72 (-22%)	-15% – -28%
Steel (MtCO$_2$e)	22	16 (-28%)	-22%
Commercial Real Estate (kgCO$_2$e/m^2)	65	52	44 – 47
Residential Real Estate (kgCO$_2$e/m^2)	27	25	23
Automobile (gCO$_2$/vkm)	169	158 (-7%)	-23% – -46%
Shipping (PCA score)*1	Striving 28.9% Minimum 24.3%	Striving 22.7% Minimum 17.0%	PCA≦0%
Aviation (gCO$_2$/RPK)	130	83	71
Coal (Billions of Yen)	Approx. ¥3 billion (Approx. ¥12 billion for non-OECD countries)	¥ 1.4 billion (¥ 5.6 billion for non-OECD countries)	Zero (FY2040 for non-OECD countries)

*1 Portfolio Climate Alignment: An index of alignment that indicates the difference from the required level for an entire financed portfolio related to vessels. Calculated by weighted average of the Vessel Climate Alignment (VCA) of each vessel financed as a percentage of the loan portfolio

(4) Risk management and governance

We have established a Climate Change Risk Management Framework and updated our scenario analysis by expanding its scope to encompass all sectors, and incorporating analysis related to "temperature rise" for assessing physical risks. We are also continuously strengthening our governance structure. Our Sustainability Committee, under the Executive Committee, continuously monitors and assesses a wide range of opportunities and risks related to environmental and social issues, with a focus on climate change. This committee makes decisions and formulates policies under the supervision of the Board of Directors. MUFG is also committed to developing employee capabilities. In addition to fostering awareness among all staff, we are implementing measures tailored to employees' roles, including knowledge development and strengthening of engagement skills.

Please refer to the MUFG Climate Report 2025 for details.
https://www.mufg.jp/english/csr/report/progress/index.html

Please refer to the following link for the disclosure based on TCFD Recommendations
https://www.mufg.jp/english/csr/environment/tcfd/index.html

Risk Management
- MUFG conducts scenario analysis to identify risks across its entire credit portfolio. In fiscal year 2024, MUFG broadened the scope to include all sectors and added "temperature rise" to the physical risk assessment
- Assess the transition status of clients by looking at areas such as 1.5°C alignment with interim targets, transition plans, climate-related governance structure, and past emission reduction records
- When considering an individual project, we apply the Environmental and Social Policy Framework

Governance
- Sustainability initiatives and their contents are regularly reported and discussed. Measures to enhance the competencies of the directors, such as regular study sessions and discussions with external experts, are implemented
- Established an "ESG Assessment" system into medium- to long-term performance-based stock compensations, and incorporated "contribution to the solution of social and environmental issues" into the evaluation of individual execution of duties for bonuses for the officers

Capability building
- Knowledge development and sharing for staff managing large corporate clients
- Strengthening engagement capabilities of staff managing SMEs
- Education and awareness-raising for all employees

Study sessions for Sustainable Business Promotion Leaders at sales offices 6 times	Sharing of GX-related Information 17 times
Seminar participants approx. 630 employees	Study Sessions for Sales Offices 19 times
	Number of qualification holders 2,100+ employees

Strategies to Improve Corporate Value

Accelerate Transformation & Innovation

What serves as the foundation that supports Expand & Refine Growth Strategies and Drive Social & Environmental Progress is continuous Transformation and Innovation. In addition to the transformation of intangible factors that form the basis of all business activities, such as cultural reforms and expansion of human capital, we will work on corporate transformation to change the company, such as strengthening the AI and data infrastructure and increasing system development resources.



Expand & Refine Growth Strategies

Drive Social & Environmental Progress

Accelerate Transformation & Innovation

Vision

Acceleration of Agility Transformation

P56

- Streamline procedures, review meeting protocol, and promote the use of AI and DX to improve the working environment for the goal of creating a culture in which each person independently thinks, decides, and acts immediately
- Introduce agile management to realize organizational management that adapts quickly and flexibly to changes in the environment. For agile operations, enhance collaboration between organizations, delegate authority and responsibility, and build on achievements through short PDCA cycles

Enhance AI/data infrastructure



P57

- Realize data-driven management by strengthening the data infrastructure and fostering the widespread and habitual utilization of data, including AI and BI, among all employees
- Transform into an AI-native company, through functions such as in-house consulting, that utilizes AI across all operations and approaches matters with AI as the starting point

Enhance human capital

P58

- Become a global financial group making a positive social impact and fostering a culture where our employees thrive
- To enhance human capital, focus on employee enablement and progression, improving employee engagement, driving DEI within the workforce, and embedding a culture of healthy working. These efforts will strengthen business competitiveness and foster an agile culture that empowers employees to tackle challenges effectively

Increase System Development Capability



P58

- In order to strengthen both offensive and defensive aspects, such as generative AI and cybersecurity, we increased system investment amount under the current MTBP from ¥800 billion to ¥900 billion.
- The plan is to increase development capacity through recruitment and expansion of training programs in line with increases in investment.

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

CHRO Message



Pursuing human capital management with passion for people

Masahiro Kuniyuki
Group CHRO

MUFG's Approach to Human Capital Management

Does the term "human capital" sound somewhat impersonal? It may sound a bit dry if regarded on the same level as money and goods, such as equity capital. However, at MUFG, we are passionate about the people, who form the foundation of this term.

Since my appointment as Group CHRO in April, I have felt a strong sense of mission: "How can I communicate this passion and translate it into corporate vitality?"

The work of enhancing human capital is a management initiative that enables each employee to play an active role. In particular, we are focusing on the four key initiatives: employee enablement and progression, improvement of employee engagement, DEI workforce, and embedding a culture of healthy working. Creating an environment where employees can work with both health and enthusiasm, we believe, will lead to employee well-being (enrichment of live over a medium- to long-term), and it enables us to aim to be a global financial group that contributes to society and customers.

Toward Enhanced Disclosure

Believing that we need more measures to communicate these initiatives to our stakeholders, we set and disclosed KPIs that correspond to the four key initiatives last year. This year, MUFG published *Human Capital Report* to communicate our approach to human capital management and related initiatives in an easy-to-understand manner both internally and externally. In addition to expanding disclosure of KPIs and targets, this report introduces initiatives for establishing and expanding various systems to help realize human capital management, providing opportunities for taking on challenges, and creating a comfortable working environment for diverse employees. It also carries stories about employees who take advantage of these initiatives to play active roles. Please read the report and find out about the steady

Human Capital KPIs

			Progress*1 (FY2024)	Target*1 (FY2026)
KGI		Company-wide ROE*2	9.3%	–
		Challenge score*3	78%	Improvement over FY2023 result
		Agility score*3	73%	Improvement over FY2023 result

Four key initiatives	Human Capital KPIs	Progress (FY2024)	Target (FY2026)
Employee enablement and progression	Building a human resource portfolio*4	–	Internal target achievement
	Core DX specialists	791	1,200
	IT skill acquisition*5	78.5%	100%
	Wealth management personnel	1.4X vs. FY2023 level	2.0X vs. FY2023 level
	Sustainability personnel*6	2,200*7	–
	Candidate pool for key overseas posts	3.9X	Maintain 3X or more
Improving employee engagement	Engagement score*3	76%	Improvement over FY2023 result
	Holding MUFG Way Employee Sessions*6	Held 4 consecutive years	Continue holding
	Satisfaction with office environment	(New)	Improvement over FY2025 result
DEI workforce	Ratio of women in management positions (Japan)*8	24.0%	27.0%
	Ratio of eligible male employees who took childcare leave*9	89.8%	100%
	Inclusion score*3	78%	Maintain 75 or more
	Ratio of employment of people with disabilities	2.67%*10	Maintain statutory employment ratio or more
	Women's aspirations for senior positions*6/*11	40.9%	–
Embedding a culture of healthy working	Absenteeism	0.93%	1% or lower
	Presenteeism	13.0%	15% or lower
	Percentage undergoing regular health checkups	BK:98.8% TB&MUMSS:100%	100% by each company

*1 The figures are for the three main domestic subsidiaries (bank, trust bank, securities) unless otherwise stated in KGI/KPI definitions or indices.   *2 ROE as defined by TSE   *3 Consolidated basis, including major overseas subsidiaries (Challenge, agility, engagement and inclusion scores are from Group Employee Survey.)   *4 Elimination of the gap between supply and demand for human resources set for each business area   *5 Participate in IT Passport e-learning, and acquire IT-related qualifications   *6 KPIs for which quantitative targets haven't been set but whose trends are being closely observed   *7 The figure indicated is an example of initiatives related to the development of sustainability personnel   *8 38.9% progress (FY2024) on a consolidated basis, including major overseas subsidiaries   *9 A more accurate acquisition rate based on the timing of acquisition (internal regulations)   *10 As of June 2025   *11 Ratio indicating aspiration for higher positions among women employees

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

CHRO Message

expansion of MUFG's human capital and how this has led to improved employee well-being.

Key Initiatives

(1) Alignment of business and human resources strategies
The external environment surrounding us is changing rapidly, and the quality and quantity of human resources required to execute business strategies are constantly changing. When people think of human resources of a financial company, they often associate it with traditional and somewhat rigid images such as "seniority-based systems" and a "generalist orientation." However, in order to survive in these rapidly changing times, I feel a strong sense of urgency to break away from such a uniform image.

Recently, we strengthened the alignment of human resources departments and business divisions and expanded professional career courses at Group companies to secure the human resources necessary to execute business strategies. At the same time, we are steadily improving our infrastructure, further clarifying the necessary human resources requirements for each business area. We will continue to step up our hiring efforts and retention and training systems to accelerate the linkage between human resources and business divisions.

(2) Driving DEI on a Group/global basis
From the perspective of human capital management, DEI is often talked about from the perspective of a free and open culture, but when you face DEI as an individual, you gain awareness from a different angle.

To give an example, let me discuss my real experience at my daughter's school event. When I joined the PTA, I found that most of the other members were women and at first I felt a little uncomfortable, but as we had many discussions together while respecting different opinions and perceptions, we came up with a wide range of innovative ideas for school events. In another example, when I was posted overseas, I was surprised by the unexpected words and behaviors of local employees

who grew up with different historical backgrounds and cultures. Yet, as we deepened our understanding of each other's differences, I made many new and innovative discoveries. It was stressful at first when I came into contact with the different worlds, so to speak, but these instances proved successful that led to unprecedented ideas after we exchanged honest opinions with respect and enthusiasm.

These experiences convinced me that DEI is the source of differentiation when we provide value and services that exceed the expectations of society and our customers. This year, MUFG will continue to actively drive DEI by particularly the support measures for gender equality, including initiatives such as 'co-parenting' support.

For MUFG employees around the world to continue to thrive while maintaining diverse backgrounds and values, it is essential to promote seamless initiatives on a Group/global basis. Our Group companies will work to develop human resource management systems, while mutually referring to good practices on a global basis in the selection of successors and expansion of training programs. This approach will enable us to operate human resources management that embody the purpose of the MUFG Way: Committed to empowering a brighter future.

(3) Embedding a culture of healthy working
Physical and mental health are the foundation for fulfilling activities both on and off. MUFG has published a Declaration of Health Management and a strategy map to define measures to address physical and mental health issues and is working on these measures. Coordination between information and measures between our Group companies has generated a synergistic effect, leading to tangible results, including some of them having been selected as Certified Health & Productivity Management Organization (White 500) and other rewards. Looking ahead, we will strive to deepen measures to promote health and productivity management, which is the foundation for enriching employee activities and creating job satisfaction.

To Our Stakeholders

To increase MUFG's corporate value over the medium to long term, we need to continue working to expand human capital by addressing our four key initiatives. This requires not only the various systems provided by the company, but also the passion of the employees who use these systems to grow themselves. As CHRO, I will work to expand contact points with employees of Group companies using the *Human Capital Report* to ignite their passion.

The belief that I value the most is to "surpass what I was yesterday." We must move forward even a little every day to be committed to empowering a brighter future. And then we can push the world forward even just a little. That is what I want to do, but there is a limit to the ability of myself alone. That is why I believe it is important to gain even one more ally each day and move forward together and continue to have stronger passion than yesterday.

My mission as Group CHRO is to listen to the voices of our diverse colleagues, continue to innovate so that they can work in a better state, and create today's environment that surpasses what it was yesterday. Even if each step is small, small effort made every day will eventually make a big difference, and it will surely become a passionate force to build a better society than yesterday.

I will strive to realize this dream with a strong sense of purpose and passion.

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Acceleration of Agility Transformation



Progress of major KPIs (FY2024 results ▶ FY2026 targets)

"Agility" score

73% ▶ **A level improved from the current status**

Progress of key strategies

In FY2024, we added Challenge and Agility to the MUFG Way Values. We have begun working on agile management, aiming to foster a culture in which each employee independently thinks, decides, and acts immediately, and create an organization that adapts quickly and flexibly to changes in the environment. Its unique features are the formation of cross-functional teams that transcend organizational boundaries, delegation of authority and responsibility, and building of achievements in short PDCA cycles.

The Agility Transformation Promotion Office, established within the Corporate Planning Division, serves as the command tower and supports the development of strategies and frameworks and the introduction of agile operations. In areas where agile operations have already been introduced, its impact is beginning to be felt. For example, the periods before initial service releases have been significantly shorter than before, and there have been many reported improvements in organizational coordination and employee engagement.

Going forward, we will work to promote corporate transformation, including the mindset of executives and employees, while strengthening the development of agile talent and expanding the scope of application.

Introduction of agile management

Purpose Evolve into an organization capable of responding swiftly to environmental changes

Launch phase FY2024 Achievements ▶ **Expansion phase** FY2025 Direction

Established **Agility Transformation Promotion Office**	**Develop strategies and frameworks** for expansion
Over 300 training participants including management	**Strengthen the development** of agile talent
Agility operation started in **two leading areas**	**Expand** additional **applicable areas**

Topic

Culture reform that makes employees shine

Agility transformation is the central theme of the culture reform in the current MTBP, but MUFG has been working on the Challenge and Agility culture reform since the previous MTBP. We have defined the elements that form culture as (1) working environment provided by the company, such as business infrastructure and HR frameworks, (2) mindset of employees taking ownership of purpose, and (3) opportunities to practice, in which this mindset is put into action. By combining these, we aim to create an organization in which employees can take on challenges autonomously and voluntarily.

Under this framework, we have continued activities such as the MUFG Way Employee Sessions, in which the employees discuss the intersection between personal beliefs and values and the MUFG Way, the MUFG Way Boost Project, in which volunteering employees disseminate the MUFG Way, the MUFG Soul social contribution program participated by employees, and the Spark X new business incubation program. In FY2024, we expanded the initiatives further.

Regarding numerous internal procedures necessary to deliver secure and safe services, for example, we are not only reforming work processes by using employee inputs, but also working on projects to make these procedures easier to find, understand, and use by utilizing generative AI. We have also provided training programs in which employees think about their careers and wellbeing, as well as programs to enhance the managers' capability to develop their team members. We are committed to initiatives aimed at helping everyone reach their full potential.

These efforts led to increases in the Agility Score to 73% (up 2%), the Engagement Score to 76% (up 3%), and the Challenge Score to 78% (up 3%) in the FY2024 MUFG Employee Survey.

Working environment	Mindset	Opportunities to practice
Project to review procedures and rules	**MUFG Way Boost Project**	**MUFG SOUL** About 10,000 participated in Japan and overseas
Self-presentation training for employees	**JCIB Business Group Activity Award**	**Financial and economic education** Over 300 volunteer employee lecturers dispatched
Welcome Day for mid-career hires		**Spark X** • Started commercialization of a maternity wear subscription service through a partner company • Launched Challenged Bank that supports employment of people with disabilities



A scene from the first half of FY2024



To achieve our purpose, JCIB promotes the development of industries and businesses together with clients and held an event to share best practices



Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Enhance AI/Data Infrastructure



Progress of major KPIs (FY2024 results ▶ FY2026 targets)

Number of implemented AI use cases

73 ▶ More than **250**
(in FY2024)   (FY2024-FY2026 cumulative total)

Number of BI users[*1]

12,000 ▶ **17,000**

*1 Business intelligence. Solution to visualize data and utilize for management and operations. The number of users figure is monthly active users, or MAU

Progress of key strategies

In April 2024, we established Digital Strategy Division to integrate digital technology-related functions including AI and data and have been promoting the utilization of AI and data across the company, strengthening the infrastructure to support this, collaborating with other companies, and building a human resource portfolio. In particular, with the support of the in-house consulting function, we have achieved 200 or more cases of business implementation. Of these, the number of implemented AI use cases has reached 73[*2], showing steady progress. BI is now used widely, and the utilization rate among bank relationship managers has increased to approximately 90%. In response to the progress, we reviewed KPIs and changed them to indicators that are easier to measure in practice on a group basis.

In addition, we have set up a project team to promote AI utilization, including generative AI, across the Group, and are studying and developing more than 60 use cases centering on the three areas shown in the figure below. Furthermore, in FY2025, we started activities to promote the use of AI among employees.

To support these initiatives, we are stepping up our intelligence activities to search for and verify the latest technologies in Japan and overseas, as well as efforts to increase resources through hiring and training of AI specialists.

*2 The number of AI projects supported reached 83 in FY2024.



Initiatives to transform into AI-native organization

Employee work style reforms	• Expand utilization of Copilot, support internal operation
Data-driven sales	• Improve productivity/ quality of sales activity
Business model transformation	• Introduce latest technologies including AI agents

Group-wide AI penetration initiative
Hello♥ AI @MUFG

Use cases of generative AI: Procedure search

Since the Bank introduced the in-house ChatGPT "AI-bow" in 2023, we have continued to improve it by incorporating employee feedback. Now one in every two employees at the headquarters uses it. For employees, it has become a reliable partner in their work— supporting tasks such as summarizing and translating materials, creating sentences and programs, aggregating and analyzing numbers, and generating ideas.

Furthermore, the "Procedure Search Support System," partially released in July 2025, now enables cross-sectional referencing of procedures for deposits, internal exchange, payment solutions, and more, allowing responses to be obtained with approximately 90% accuracy.

About 70% of the employees who tried the system feel that it can reduce by half the time spent on procedure searches, which previously averaged 65 minutes per day. Going forward, we will expand the scope to cover procedures with over a hundred thousand files. In addition, we are working to improve user literacy by providing all employees with e-learning programs on topics such as the evolution of generative AI, the expansion of in-house system capabilities, and measures to address false outputs (hallucinations).

With the goal of transforming into an AI-native company, we are actively promoting AI utilization across the entire Group through educational content and competitions designed to encourage employees to engage with AI and enhance their AI proficiency.

Roundtable discussion on the use of generative AI at MUFG

In April 2025, CEO Kamezawa and six employees in charge of system development had a round-table discussion at the Nakano office of MUIT[*3]. In addition to topics such as AI use cases in system development, cost reduction impact, and the potential for human evolution through the introduction of AI, they exchanged opinions on the desirable mindset for leaders and enhancement of AI skills within the MUFG Group. At the end of the session, CEO Kamezawa expressed his hopes for employees to keep in mind the use of generative AI to transform the process itself and expand human capabilities.



*3 Mitsubishi UFJ Information Technology, Ltd.   https://www.it.mufg.jp/english/

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Enhance Human Capital



Progress of major KPIs (FY2024 results ▶ FY2026 targets)

Engagement Score

76% ▶ Improved vs. FY2023

Ratio of female managers (Japan)

24.0% ▶ 27.0%



Progress of key strategies

① **Employee enablement and progression:** Business units and HR have been working together to clarify the number of required personnel and the requirements for personnel, and the expansion of personnel has been progressing through hiring, training, and assignment of senior talent to active roles. In some areas, there has been progress in the work to develop specialized human resources courses and improved treatment for the goal of securing human resources with a high level of expertise.

② **Improving employee engagement:** Each Group company is expanding opportunities for employees to take on challenges, including open-application systems and side jobs, to support their autonomous career development. There has been progress in improvement in remuneration, benefits, and the work environment, which have included wage hikes and expanded benefits.

③ **DEI workforce:** While strengthening the Group/global structure for promoting DEI, such as the first global joint holding of DEI Month, we have achieved targets for the ratio of women in management positions and the ratio of employment of people with disabilities.

④ **Embedding a culture of healthy working:** After we issued the MUFG Declaration of Health Management to strengthen group collaboration, the results of the Survey on Health and Productivity Management significantly improved for each Group company, and group collaboration measures have expanded.

MUFG's Approach to Human Capital Management

Target
A global financial group making a positive social impact and fostering a culture where our employees thrive
HCM core pillars
Strengthening business competitiveness
Employee Holistic Well-being
Create an agile culture empowering employees to tackle challenges
HCM Four key Initiatives
1 Employee enablement and progression: Employee & skills development
2 Improving employee engagement: Career fulfillment
3 DEI workforce: Empowered & supported to succeed
4 Embedding a culture of healthy working: Physical, mental & emotional well-being
Reinvestment in human capital
Embedding the desired culture
HCM foundation and structure

Increase System Development Capability

Progress of major KPIs (FY2024 results ▶ FY2026 targets)

Systems investment

¥280 bn (in FY2024) ▶ ¥900 bn (FY2024-FY2026 cumulative total)

Ratio of enhancement of strategies / infrastructure

25% ▶ Over 30%

Progress of key strategies

- As an initial plan, we budgeted ¥800 billion of system investment in the MTBP for the entire Group, and plan to increase that amount to ¥900 billion during the period.
- The increased amount will be used for generative AI and architecture strategies as an investment to the "enhancement of strategies / infrastructure." It will also be invested in both offensive and defensive aspects, including enhancement of cybersecurity.
- We also aim to increase development capacity through recruitment and expansion of training programs in line with increases in investment. We are making steady progress in recruiting new graduates and mid-career hires, and securing expert personnel.
- In addition, under the architecture strategy introduced in FY2022, we are continuously working to update and consolidate IT assets to create a stable and competitive system. This will enable us to reduce the number of systems and their maintenance costs over the medium to long term and increase our strategic investment capacity.



Enhancement of strategies/infrastructure
Others
(¥ bn)
700
750
800
900
up ¥100 bn
Over 30%
MTBP before the previous
Previous MTBP
Current MTBP (initial)
Current MTBP (after change)



Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Mid-Career Hires Round Table



Participant (first time)
Hiroshi Mori
Senior Managing Corporate Executive
Group CLO
Mitsubishi UFJ Financial Group, Inc

Facilitator
Akiko Shikimori
Chief Corporate Branding Officer
Managing Director,
Head of Corporate Planning Division
Mitsubishi UFJ Financial Group, Inc.

Participant
Shoko Kuwatsuka
Senior Manager
Carbon Neutral Line, Corporate
Administration Division
MUFG Bank

Participant
Eiji Shokatsu
Senior Manager
Investment Product Development
Division
Mitsubishi UFJ Trust and Banking

Participant (first time)
Akane Watanuki
Managing Director and General Manager
Solutions Division,
Global Markets Business Unit
Mitsubishi UFJ Morgan Stanley Securities

Divisions and job titles are as of the time of the round table

Cultural Reform Update: MUFG Awakens through "Diversity" and "Communication"

MUFG is undertaking cultural reforms to continuously increase its corporate value even in times of uncertainty. What are the progress and results of this effort, and what are the challenges to be addressed going forward? To further explore the theme of last year's roundtable discussion, participants had discussion from the perspectives of both the frontline workers and management.

Experiences so far

Shikimori: This round-table discussion is an opportunity for us, who have worked for other companies, to exchange opinions about our expectations and issues for MUFG. Shokatsu-san and Kuwatsuka-san participated last year. Joining us for the first time are Watanuki-san and Mori-san. Since Mori-san joined us as Chief Legal Officer (CLO), we hope to hear insights from a management perspective. First of all, please introduce yourselves and tell us about your experiences at MUFG.

Shokatsu: I take advantage of my experience at a life insurance company to propose high-quality hedge funds to clients and manage the assets under management. Over the past year, I have been working to improve the performance of our products, and I have been able to achieve a reasonable level of success. Also, I feel that I was able to contribute to the sharing of knowledge within my team by holding study sessions on new academic papers, etc.

Kuwatsuka: I was transferred to a carbon neutral team in the Corporate Administration Division, which promotes MUFG's own carbon neutrality initiatives. Last year in this round table, I said I wanted to provide solutions through sustainable engagement. In my previous division, I was given the opportunity to be involved in customers' sustainability promotion in the capacity as a consultant. While doing this, I began to have a desire to face issues from the same perspective as customers. In my current team, I would like to be more deeply involved in business co-creation with customers by promoting our own initiatives.

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Mid-Career Hires Round Table



Also, I would like to take on the challenge of cross-regional and cross-industry initiatives together with our customers.

Watanuki (first time participating): Previously, I was involved in investments and loans and M&A using company funds at securities companies and global financial institutions. Since joining MUFG, I have consistently been doing the work to structure financing in the private credit field and provide investment and loan opportunities for our client investors. I feel that MUFG is an organization with dynamism and to maximize this strength, I try to make proposals from new perspectives that leverage my experience.

Mori (first time participating): I joined the company in 2019 after working as a bank employee for 16 years and as a lawyer for 14 years. I joined because I was invited to "bring an outside perspective to transform management." I found it rewarding to be involved in the management of MUFG, a company that supports the Japanese economy.

There are two events that stand out in my memory. The first is the revision of the HR framework. I suggested that we should be a company that rewards those who take on challenges, and in just three months, the Human Resources Division changed the system to better encourage employees to step out of their comfort zones. I was surprised at the speed of response for the company of this size. The second is the formulation of purpose.

(For more information on CLO Mori, visit the following site.)
https://legal-agent.jp/attorneys/humanhistory/humanhistory_vol91/
From Vol. 91 of Attorney's Magazine   *Japanese only



The company already had a great philosophy, but it was too long to remember. So, after some discussion, we summarized the thought into a simple phrase, "Committed to empowering a brighter future." I think it's become a purpose that each employee can always keep in mind and serves as a guide for them when thinking and acting on their own.

Evaluation of corporate transformation and future challenges

Shikimori: The first theme is corporate transformation. We are promoting agility transformation to change our corporate culture into one in which all employees make decisions independently and work in an agile manner. Are there any changes you have noticed at MUFG or any challenges you feel need to be addressed in the future?

Watanuki: I feel the impact of the agility transformation through visualization, verbalization, and systematization. We also introduced rules that call for shortening meeting time, for example. On the other hand, many manuals and procedures are complex, and the time required to respond continues to be an issue.

Mori: There are efforts underway to create a system that is easy to understand and use not only for homegrown talents but also for mid-career hires, and that contributes to revitalizing organizations. For example, we are trying to reform procedures in a different way than before, making it easier to search using AI, in addition to simplification. I think MUFG's approach to AI is advanced.

Shokatsu: I notice the convenience of AI, too. As a result of allocating assets based on AI-powered hedge fund performance analysis, I was able to improve the performance of the products I was responsible for. Last year, I said we were taking on the challenge of strengthening quantitative analysis, and I feel that we have seen results over the past year. In terms of professionalism, there is, I think, a shortage of talents well-versed in the market. First of all, we need to focus on developing talent within the company.

It is essential to have a framework that supports the growth of young people, encouraging them to acquire qualifications from an early stage, for example.

Mori: Mid-career hires have a role to play in accelerating such reforms. I believe that a strong organization is one where people with diverse backgrounds are appropriately placed. Is communication improving within your departments?

Kuwatsuka: The MUFG Way Employee Session is a very good initiative. It increased opportunities to talk about the purpose in a way that is relevant to us as individuals, I feel that MUFG's fundamental principles, such as the purpose and the priority issues, have become more widespread within the company over the past few years. Solving social issues is an area for MUFG as a whole to tackle, and accordingly, I think that communication is becoming increasing important.

Shikimori: When deciding to change jobs, mid-career hires think seriously about the purpose of working and why they are moving there. From the standpoint of a person in a position to promote MUFG's cultural reforms, I think it's important to have all employees think afresh about the essential aspects of themselves. And I believe that this will overlap with MUFG's purpose to make us a better company.

What do you think about the future of your career?

Shikimori: Last year, we also discussed the pursuit of expertise. What are your thoughts on the roles of specialists versus

Strategies to Improve Corporate Value | Accelerate Transformation & Innovation

Mid-Career Hires Round Table

generalists, particularly in relation to your future career?

Kuwatsuka: In the future, I would like to gain experience in areas related to investment, financing and business cocreation in the sustainability and environmental fields, and also take on the challenge of managerial positions. My perspective has changed after I participated in training programs for women organized by the Human Resources Division.

Watanuki: I joined the company in a generalist position and later transitioned to a specialist role. In the past, employees in specialist roles or positions tended to not be in management roles, but that has changed gradually, and I am in a position to supervise a team as the head. It's important to enhance professionalism in a team, but I feel that an organization with a good mix of professionals and generalists has advantages in terms of diversity.

Shokatsu: My current department has diverse professionals, and it's easy to communicate information among ourselves, and I feel that there are many things I can learn. Going forward, I would like to take advantage of the knowledge I have gained so far and demonstrate my strengths as a portfolio manager. But I would also like to be involved in talent development.

Mori: MUFG offers a broad field, making it easy to find new opportunities for success both within specialized areas and their surrounding domains. It also has the potential to expand it out globally. Of course, it is up to you to make full use of it.



▍What it takes to awaken MUFG

Shikimori: In order for a large organization like MUFG to awaken, it is essential for each individual to think, decide, and act independently. Keywords such as agility, specialist expertise, and leveraging MUFG's fields have emerged for this purpose, but are there any other keywords that might be considered?

Watanuki: Cultural diversity is an important factor. Synergies will be created by combining talent with diverse backgrounds. I think that an organization will become stronger if the thoughts and behaviors of both mid-career and homegrown talents are blended successfully.

Mori: Financial industries used to hire and train mostly men for career-track positions and women for clerical positions, and this practice continued for many years. As a result, percentage of women in managerial positions remains low. But when half of the customers who visit our bank branches are women, it can't be ideal for us to have the management team comprised mostly of men. I think that mid-career hires play a significant role in transforming this situation.

Watanuki: I think that diversity will be accepted more widely if a culture in which mid-career hires serve in management positions is established. On the other hand, when you want to get your organization into action, what would be the most efficient way? Who should you reach out to? Where should you approach? That's where the advantage of homegrown talents comes in handy. They have the network for that.





▍Communication, the driving force for awakening

Shikimori: Finally, please share your thoughts on what kind of support is needed for mid-career hires.

Kuwatsuka: As Watanuki-san has just said, in a large organization like MUFG, the network of homegrown talents can help mid-career hires realize their ideas. In addition, I feel that we need to take measures to facilitate networking beyond departments and throughout MUFG.

Shokatsu: Last year, there was a social event for mid-career hires. That was a simple idea, but when you get acquainted with more people, things tend to go more smoothly. It would be great if we have the opportunity to get to know people from other departments.

Mori: There is also an event called welcome day, which is a welcoming ceremony for mid-career hires. Going forward, I would like to increase networking opportunities not only for mid-career hires but also for the entire company, and create opportunities to encourage active participation by employees. Let's think together about how we can use our organization to realize our potential, and how to make ourselves a company "Committed to empowering a brighter future."

Shikimori: Active communication stimulates the revitalization of an organization. Information and knowledge scattered throughout the company can then be shared, creating organic connections. This will lead to organizational reform and strengthening, and to the awakening of MUFG, not just the growth of each employee. That's what I felt after listening to your comments. I would like you to share what we discussed today with your colleagues. Thank you very much.

Foundation Supporting the Corporate Value

CONTENTS



Mitsubishi UFJ Information Technology Nakano office

Foundation Supporting the Corporate Value

Dialogue between Outside Directors



Post-meeting conversation
The outside directors had conversation after the small meeting with investors.

David Sneider
Outside Director

Keiko Honda
Outside Director

Reminded again of investor expectations at outside directors' small meeting

Sneider: I am usually stationed in the United States, but I do regularly check the local news for MUFG's presence and its evaluation by the market. The outside directors' small meeting with institutional investors held in March 2025 was a very meaningful occasion, where we could directly confirm the investors' opinions and expectations on MUFG.

Honda: It was my first time to participate in the small meeting since 2021 and I appreciate having the opportunity to engage in direct conversation with investors. We confirmed that one of the biggest interests of the investors is improvement in capital efficiency. It was very meaningful that we were able to accurately grasp what the investors consider as problems and feed that back to the Board of Directors. It is important that we continue to generate returns exceeding capital cost while taking appropriate risks to maximize shareholder values.

Sneider: I keenly felt the investors' expectations regarding the role of outside directors of supervising the management of MUFG. There also were questions related to reduction of equity holdings and sustainability culture. It was clear that investors were interested in these initiatives.

Honda: We have repeated discussions regarding equity holdings at the Board of Directors meetings. The pace of reduction has been increasing and the frontline employees as well as executives are also making efforts, working closely with the customers.

Sneider: At the same time, there was a major misconduct at MUFG in 2024 and we discussed this also at the small meeting. I take this very seriously as an outside director. We need to reflect on this and sincerely strive to build trust and confidence once again.

Honda: The misconduct was truly regrettable and I also take it very seriously. We spent lots of time discussing agenda items related to the misconduct also at the Board of Directors meetings. We will ensure implementation of MUFG's group-wide measures to prevent recurrence and closely monitor business process improvement.

To fulfill outside directors' responsibility of supervising management

Honda: I believe that the shareholder perspective is important to fulfill the responsibility as an outside director. After my appointment as outside director in June 2020, I have been advocating improvement in capital productivity. I had requested the Group to set an ROE target, break down ROE's components, and improve the earnings power to achieve that, followed by clarification of the risk appetite based on a medium- to long-term perspective and appropriate capital allocation to Business Groups. The executives are taking these requests seriously and taking actions. I was also involved in the decision-making process of measures anticipating changes such as the sale of MUFG Union Bank (MUB).

Sneider: You have been raising points that reflect the expectations of shareholders and investors regarding equity holdings at the Board of Directors meetings. The sale of MUB was a major decision from the business transformation perspective. At the same time, it was also a necessary step for building a business portfolio unique to MUFG. That happened before I was appointed as outside director of MUFG, and was talked about a lot also in the United States. I recall investors expressing their approval of the decision at that time. I also feel the potential of MUFG from the fact that the earning power of its US business grew even after the MUB sale. I would like to continue closely monitoring its overseas strategy including Asia and Europe as well as deepening of the alliance with Morgan Stanley.

Honda: I would like MUFG to define its strengths as a global financial institution and leverage its advantages such as enhancement of the Morgan Stanley alliance and promotion of the CIB business on a global scale. The reports we receive at the Board of Directors meetings are not limited to its business. We were also briefed that utilization of information is making progress globally in the generative AI and cybersecurity fields. These foundation-related initiatives are indispensable for the maintenance and stabilization of the financial system. The importance of cybersecurity, especially, will increase further.

Sneider: In 2024, outside directors had the opportunity to visit the frontlines and we inspected sites engaged in the group-wide cybersecurity systems and cyber monitoring (see page 65). From the exchange of opinions with employees engaged in the work on site, I felt that the trust in MUFG

Dialogue between Outside Directors

MUFG is supported by the initiatives and efforts of individual employees in frontlines. We need to continue monitoring whether management resources are being distributed appropriately.

Honda: I feel the same way. The Board of Directors has been discussing what should be positioned as material factors from the non-financial aspect and whether to raise their priority in management. The next task is to pursue further investments in systems and utilize the latest digital technologies including generative AI not only for internal control but also for customer touchpoints.

For the next leap and further improvement in corporate value

Honda: In March 2024, MUFG's PBR recovered to 1. Ever since my appointment as outside director, I have been concerned about the low PBR of MUFG and have repeatedly discussed improvement of ROE at the Board of Directors meetings. My remarks as an outside director may be sometimes harsh but the executives are listening.

Sneider: I am paying attention also to the relationship between the board members as well as between execution and supervision. We started off strongly in fiscal year 2024, which is the first fiscal year of MTBP, but uncertainties including the US trade policy, etc. have been growing since the beginning of fiscal year 2025. We need another round of strategic discussions toward the future that contributes to further improvement in corporate value of MUFG, and we will make recommendations while monitoring.



Honda: While information regarding matters such as changes in internal and external environment is being shared smoothly with the directors, the supervising side also needs to pay close attention. The Group has set forth a medium- to long-term ROE target of about 12% (TSE definition), which means MUFG has to take on a target that is higher than ever before. I believe human

capital is one of the essential factors for the growth strategy. Majority of MUFG's employees works overseas and all these employees, including the local management staff, will be the force driving MUFG forward in the future.

Sneider: The Group has been pursuing governance focused on harmony also with local partner banks and has been discussing the importance of human capital for some time now. I think MUFG is transforming into a company where diverse human resources can play active roles globally irrespective of the gender, age, or nationality with the CHRO and management taking the lead. I would like to support that initiative as an outside director.

Honda: I also hope the Group would go forward with the conviction that maximizing the value of human capital would directly lead to improvement in corporate value, which probably is a universal concept. Even when there are major changes in the world, the importance of human capital will remain as it is.

Sneider: MUFG will need to steadily implement its strategy to achieve its new medium- to long-term ROE goal. As an outside director, I would be focusing especially on strengthening of retail digital business, growth of APAC business and platform, and maximization of synergies in the alliance with Morgan Stanley. Though the global economy is on the verge of entering a phase of instability, I would like to provide support to take on challenges for improving the corporate value.

Honda: I agree. While it is not exactly easy to achieve sustainable growth in an increasingly uncertain business environment, I am convinced that MUFG can raise its corporate value further by leveraging its uniquely diverse business portfolio. Each and every one of its employees around the

world should come together as one to bring out the Group's comprehensive strength, engage with customers with a sense of urgency, involve themselves in realizing the future that customers are aiming for and grow along with them. Through my role as an outside director, I hope I can be of some help in making that grand project a success.



Foundation Supporting the Corporate Value

Messages from Outside Directors



Retired

Mariko Fujii
Period in office:
June 2019 to June 2025

Expectations on growth as a global financial group

In the past six years, MUFG has achieved growth, raised management efficiency, pursued transformation of corporate culture to realize speed and take on challenges, and evolved its governance. The operation of the Board of Directors has improved with each passing year and I feel it is now engaging in more efficient deliberations focused on material issues.

Looking back, sale of MUFG Union Bank (MUB) was one proposal for which we especially held repeated discussions. Also, outside directors were involved in the discussions related to the current MTBP from an early stage compared to the previous time. We were able to get a deeper understanding of the thoughts regarding the implementation and the issues through the process of formulation of the plan. I was in charge of matters related to the Risk Committee and remember the active discussions on reports to the Board of Directors that led to revision and gave a boost to strengthening the framework. I expect MUFG to develop further by promoting its Asian business even more, brushing up its strength as a global financial group, and increasing the sense of urgency.



Retired

Kaoru Kato
Period in office:
June 2019 to June 2025

Governance that supports decisions

At the start of my term, I was flustered by the extensive materials, overly detailed explanations, and unclear key points. Continuous efforts by the executives led to more active and focused discussions, smoother communication between outside directors and the executives, and a relationship of trust that supported sound governance.

Sale of MUB is one proposal that has left an impression. Given the aging systems and accumulating issues in MUB, it was evident to me that the Group needed to withdraw. Active discussions at the Board of Directors meetings, CEO's decisions and the executives' tenacious negotiations resulted in an effective sale.

MUFG currently faces issues that could undermine trust, the foundation of financial institutions. With strong business performance, now is the ideal time for the Group to reassess its position without preconceptions. Combining excellence with determination, I envision MUFG evolving into a group that drives global progress through constant innovation and youthful energy.

Activities of Outside Directors

Small meetings with investors

Small meetings of institutional investors and outside directors were held in December 2024 and March 2025. Directors Kuwabara and Tsuji attended the December 2024 meeting while Directors Honda and Sneider attended the March 2025 meeting. The participants had lively exchange of views regarding progress of MTBP (including reduction of equity holdings) as well as MUFG's governance including sustainability initiatives and monitoring of improvement measures regarding misconducts.

 

Small meeting held in December 2024   Small meeting held in March 2025

Please refer to our website for overview of questions and answers from the small meetings.
https://www.mufg.jp/english/ir/presentation/2024/index.html

Site inspections in Japan

The Board of Directors offers opportunities to outside directors for information sharing with the aim of enhancing the deliberations. In February 2025, they visited the cyber security base located in Nakano, Tokyo. There, the directors were given a demonstration of predictive detection of cyberattacks, which are getting increasingly elaborate and sophisticated nowadays. The outside directors were also briefed on the Group-wide initiatives. The opportunity to converse with executives and employees at the frontline enabled the directors to deepen their understanding of the business and the associated management issues behind the strategic discussions at the Board of Directors meetings.



Visit to cyber security base
(Outside directors receiving explanation regarding predictive detection demonstration)

Foundation Supporting the Corporate Value

Corporate Governance

Basic Policy

We have positioned properly developing and operating our corporate governance as one of the most important issues. MUFG has built a stable and effective corporate governance structure with an emphasis on external oversight. The holding company adopted the "company with three committees" structure to secure separation between supervision and execution, thereby strengthening the oversight function of its Board of Directors. Through these measures, we endeavor to develop a more effective and efficient governance system that will enable us to gain the understanding of stakeholders.

Board of Directors

The Board of Directors decides key management policies and is responsible for management oversight. Decisions other than matters stipulated by laws and regulations shall, in principle, be delegated to corporate executives.

MUFG's Board of Directors consists of 16 directors equipped with diverse knowledge and expertise. The composition of the outside directors is focused on diversity in terms of nationality, gender, and other attributes[1] .

[1] Agreeing with the "Challenge Initiatives for 30% of Executives to be Women by 2030" led by the Nippon Keidanren, MUFG is proactively promoting inclusion and diversity initiatives.

Independence and Diversity of Directors



11/16
68.8%
Non-Executive Directors

Female directors **4**/16
Foreign nationals **2**/16

9/16
56.3%
Independent Outside Directors

Securing independence and diversity

Management Structure

General Meeting of Shareholders

Independent Auditors

Mitsubishi UFJ Financial Group, Inc.

Oversight

Board of Directors

Non-Executive Directors (11)

Executive Directors (5)

Statutory Committees

Nominating and Governance Committee

Compensation Committee

Audit Committee

Risk Committee | U.S. Risk Committee[1]

*1 Established based on the U.S. Prudential Regulation

- Internal Directors
- Outside Directors
- Internal, Non-Executive Directors
- ★ Chairperson

Reporting Evaluation

Execution

Global Advisory Board | **Executive Committee** | Committees, etc.

President & Group CEO

Officers in Charge
Business Groups

Officers in Charge
Corporate Staff Units

Officers in Charge
Corporate Risk Management Units

Officers in Charge
Internal Audit Division

Audit

Reporting Instruction

Accounting Audit

MUFG Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd., etc.

* Independent Auditors appointed by each entity

General Meeting of Shareholders

Board of Directors | Audit & Supervisory Committee

Cooperation

Foundation Supporting the Corporate Value

Corporate Governance

MUFG's directors have been selected with a view to ensuring a well-balanced composition and include individuals boasting in-depth knowledge of its business operations, as well as specialists in finance, financial accounting, risk management, legal compliance, and other diverse areas of strength. In addition, MUFG has secured human resources with experience in "global" fields, "IT/digital" and "sustainability," all of which are deemed to be matters of growing importance for its business operations.

The Board of Directors identified themes requiring particular priority and follow-up monitoring from among issues specified via mapping that encompassed all agenda items to be handled by the Board of Directors. At the same time, the Board operated effectively and efficiently by continuing a PDCA cycle according to the annual schedule.

Fiscal year 2024 marked the first year of the Medium-Term Business Plan, which is positioned as the period for actively pursuing growth. Throughout the year, the Board not only monitored the progress of key initiatives—such as the refinement of growth strategies, solutions to social challenges, and acceleration of organizational transformation—but also discussed MTBP targets, including ROE, reduction of equity holdings, and shareholder return policies. In addition, the Board exercised its oversight function by engaging from the planning stage of measures to prevent recurrence following the administrative action by the Financial Services Agency and a misconduct case. The Board also monitored how those measures were implemented and how deeply they had been embedded throughout the organization.

For details, see "Annual Securities Report" Pages 90-92 "Board of Directors and the Directors" (only in Japanese)

Fiscal 2024 Initiatives Undertaken by the Board of Directors

(Number of meetings: 13, Attendance ratio (all directors): 100%, Attendance ratio (outside directors): 100%)

Agenda Items Discussed by the Board of Directors

Key Strategies under the Medium-Term Business Plan (MTBP)
- Progress of the MTBP, formulation of FY2025 annual business plan
- Sustainability priority issues initiatives
- Address social issues, MUFG Climate Report 2025
- Progress in corporate cultural reforms
- Digital Transformation strategy
- Asia business
- Asset management business
- Partnership with Morgan Stanley, etc.

Financial
- Performance targets and capital strategy
- Management conscious of capital costs and stock prices

Governance
- Reports from CRO, CCO and other C-Suite
- Reports from the Nominating and Governance Committee, Compensation Committee, Audit Committee, and the Risk Committee
- Status of the response to administrative actions, etc.
- Status of compliance-related initiatives, including the Code of Conduct
- Measures to reduce equity holdings
- Evaluation of the Board of Directors' effectiveness

Length of Board of Directors Meetings



(Hours) ■ Presentations on agenda items ■ Deliberation

	2019	2020	2021	2022	2023	2024 (FY)
Deliberation	54%	49%	55%	61%	55%	53%
Presentations on agenda items	46%	51%	45%	39%	45%	47%
Number of meetings	10	10	10	10	9	13
Length of meetings	38:14	25:41	31:23	25:57	24:36	27:40

Outline of Committees and Their Fiscal 2024 Initiatives

Nominating and Governance Committee
(number of meetings held: 23; attendance ratio for all members: 100%; attendance ratio for outside directors: 100%)
Main Agenda Items
- Proposals to be submitted to the General Meeting of Shareholders with regard to the nomination of Director candidates
- Matters related to candidates for major management positions in the holding company and major subsidiaries
- Corporate governance policies and frameworks
- Annual evaluation of the Board of Directors and Committees under the Board of Directors, etc.

Compensation Committee
(number of meetings held: 12; attendance ratio for all members: 100%; attendance ratio for outside directors: 100%)
Main Agenda Items
- Review of compensation systems for officers at the holding company and major subsidiaries
- Verification and review of policies for the determination of compensation
- Compensation market status
- Evaluation of bonuses for the President and CEO, etc., for fiscal year 2023 and setting of targets for fiscal year 2024
- Individual compensation for Directors and Corporate Executives

Audit Committee
(number of meetings held: 23; attendance ratio for all members: 100%; attendance ratio for outside directors: 100%)
Main Agenda Items
- Allowance for credit losses, asset impairment risks, financial reporting process
- Risk management systems, cyber security, crisis events, Group/global internal control, sustainability responses
- Compliance risk events
- Group/global internal audit systems
- Independent auditors report (Key audit matters, etc.)

Risk Committee
(number of meetings held: 4; attendance ratio for all members: 94%; attendance ratio for outside directors: 100%)
Main Agenda Items
- Credit cost control status
- Climate change responses Cybersecurity responses
- Development of AI governance system
- Enhancement of third party risk management

Reference: Overview of each committee
https://www.mufg.jp/english/profile/governance/committees/

Foundation Supporting the Corporate Value

Corporate Governance

Election Policy for Directors

For election of directors, the Nominating and Governance Committee sets forth director election standards focused on the following and nominates persons who meet such standards as director candidates.

Qualities of Directors as Entrusted Managers	Have the qualities required to be able to appropriately fulfill their duty of loyalty and duty of care in the execution of their duties and to contribute to the sustainable growth and the increase of corporate value over the medium- to long-term.
Qualities of Independent Outside Directors	Have a wealth of knowledge and experience in the fields of corporate management, finance, financial accounting and law and the qualities required for oversight of the execution of duties by management from an independent and objective standpoint, meeting the independence standards of MUFG.
Capabilities of Executive Directors	Executive directors shall have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG Group.

Roles Outside Directors Are Expected to Fulfill

At MUFG, independent outside directors are expected to fulfill the following six roles.

1	Supervise executives' duties from an independent and objective standpoint
2	Exercise the oversight of conflicts of interest that may occur between MUFG and top management executives or MUFG and controlling shareholders
3	Provide advice and other assistance to top management executives based on their experience and expertise
4	Contribute to the sustainable growth and the increase of corporate value over the medium- to long-term.
5	Make timely and appropriate decisions on investment and other management matters based on the reasonable collection of information.
6	Thoroughly review reports and proposals from management and request explanations or express opinions as necessary for discussion.

List of Directors

	Name	Roles[1]	Gender	Knowledge, expertise and experience						
				Corporate management	Finance	Finance & Accounting	Legal affairs	Global	IT/digital	Sustainability
Outside directors 1	Keiko Honda	Audit	Female		●			●		●
2	Satoko Kuwabara	Nominating, Compensation*	Female				●	●		●
3	Hirofumi Nomoto	Nominating*, Compensation	Male	●					●	●
4	Mari Elka Pangestu	Risk	Female		●			●		●
5	Hiroshi Shimizu	Risk*	Male	●	●				●	●
6	David Sneider	Audit, Risk	Male				●	●		
7	Miyuki Suzuki	Nominating, Compensation	Female	●	●			●	●	●
8	Koichi Tsuji	Audit*	Male			●		●		
9	Teruhisa Ueda	Nominating, Compensation	Male	●				●	●	●
Internal directors 10	Ryoichi Shinke	Audit	Male					●		
11	Takayuki Yasuda	Audit	Male					●		
12	Kanetsugu Mike		Male			Internal directors have extensive knowledge of MUFG Group's business and the ability to appropriately perform management of MUFG Group		●	●	●
13	Hironori Kamezawa	Nominating, Compensation	Male					●	●	●
14	Junichi Hanzawa		Male							●
15	Makoto Kobayashi		Male					●		●
16	Hiroshi Kubota		Male					●		●

*1 Nominating: Nominating and Governance Committee, Compensation: Compensation Committee, Audit: Audit Committee, Risk: Risk Committee

Foundation Supporting the Corporate Value

Corporate Governance

● Type and Number of MUFG Shares Owned as of March 31, 2025 (Dilutive Shares: The number of corresponding vested points in the stock compensation system using a trust structure.)
■ Attendance at Board of Directors Meetings (FY2024)

Outside directors

For career summary of outside directors, please see the website.   https://www.mufg.jp/english/profile/overview/management/index.html



Keiko Honda
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Five years
● Ordinary Shares: 0 ■ 13/13
Former Chief Executive Officer of Multilateral Investment Guarantee Agency, World Bank Group



Satoko Kuwabara
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Four years
● Ordinary Shares: 0 ■ 13/13
Partner, Gaien Partners



Hirofumi Nomoto
Member of the Board of Directors (Lead Independent Outside Director)

Tenure as an Outside Director: Six years
● Ordinary Shares: 25,000 ■ 13/13
Chairman & Representative Director, TOKYU CORPORATION



Mari Elka Pangestu
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: One year
● Ordinary Shares: 0 ■ 11/11[*1]
Former Managing Director, Development Policy & Partnership, THE WORLD BANK



Hiroshi Shimizu
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: One year
● Ordinary Shares: 0 ■ 11/11[*1]
Chairman, Nippon Life Insurance Company



David Sneider
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Two years
● Ordinary Shares: 0 ■ 13/13
Attorney at law



Miyuki Suzuki (New)
Member of the Board of Directors (Outside Director)

● Ordinary Shares: 100 ■ –/–
Former President Asia-Pacific, Japan and China, Cisco Systems



Koichi Tsuji
Member of the Board of Directors (Outside Director)

Tenure as an Outside Director: Four years
● Ordinary Shares: 0 ■ 13/13
Certified Public Accountant



Teruhisa Ueda (New)
Member of the Board of Directors (Outside Director)

● Ordinary Shares: 0 ■ -/-
Representative Director, Chairman of the Board, SHIMADZU CORPORATION

Directors



Ryoichi Shinke
Member of the Board of Directors
Audit Committee Member
Tenure as a Director: Two years
● Ordinary Shares: 1,100
   Dilutive Shares: 0
■ 13/13



Takayuki Yasuda (New)
Member of the Board of Directors
Audit Committee Member
● Ordinary Shares: 72,500
   Dilutive Shares: 142,734
■ –/–



Kanetsugu Mike
Member of the Board of Directors
Chairman (Corporate Executive)
Tenure as a Director: Eight years
● Ordinary Shares: 398,362
   Dilutive Shares: 148,194
■ 13/13
Outside Director of MITSUBISHI MOTORS CORPORATION
Outside Auditor of Tokyo Kaikan Co., Ltd.



Hironori Kamezawa
Member of the Board of Directors
President & Group CEO (Representative Corporate Executive)
Tenure as a Director: Six years
● Ordinary Shares: 247,339
   Dilutive Shares: 426,209
■ 13/13
Member of the Board of Directors of MUFG Bank, Ltd.
Director of Morgan Stanley



Junichi Hanzawa
Member of the Board of Directors
Tenure as a Director: Four years
● Ordinary Shares: 236,500
   Dilutive Shares: 233,884
■ 13/13
President & CEO of MUFG Bank, Ltd.



Makoto Kobayashi
Member of the Board of Directors
Tenure as a Director: Three years
● Ordinary Shares: 287,958
   Dilutive Shares: 48,312
■ 13/13
President & Global CEO of Mitsubishi UFJ Securities Holdings Co., Ltd.
President & CEO of Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.



Hiroshi Kubota (New)
Member of the Board of Directors
● Ordinary Shares: 53,364
   Dilutive Shares: 111,349
■ -/-
President & CEO, Mitsubishi UFJ Trust and Banking Corporation

*1 Attendance rate for Board of Directors meetings held since assuming office in June 2024.

Corporate Governance

Evaluation Framework of the Board of Directors' Operations

Every year since 2013, MUFG has retained external consultants to evaluate the Board of Directors. These consultants conduct questionnaire surveys and interviews with all of the Directors regarding the purpose, composition/expertise, agendas/discussions, and the promotion of reform of the Board, as well as self-assessment of each Director. The results of these questionnaire surveys and interviews are reported to and discussed by the Nominating and Governance Committee and the Board.

The fiscal year 2024 evaluation confirmed that the effectiveness of the Board continues to be ensured as a result of continuing to work to improve its operations and frameworks, etc., which were issues that had been identified in fiscal year 2023, based on the recent initiatives. Also in fiscal year 2024, the Board discussed important themes such as mapped material issues and items requiring particular priority (such as the management plans, risk management, compliance, and sustainability) and held extensive discussions based on the knowledge, expertise and experience of each Director, incorporating external viewpoints. In addition to discussing the key strategies under the Medium-Term Business Plan and other important agenda items, the Board made focused deliberations on specific issues that occurred during fiscal year 2024 and supervised the improvement measures. As for the operations, we achieved improvement of the quality of the Board of Directors' discussions through continued holding of the Executive Sessions limited to the Chairman, CEO and Outside Directors and other measures. In addition, we supported activities for Directors to understand the Company's business and other matters, mainly by holding study sessions for Directors inviting external experts of climate change and AI and conducting monitoring visits to offices.

MUFG has identified these efforts as being firmly connected to improving effectiveness, and based on the determination that the existing framework will function as intended in the fiscal year 2025, will continue to work on improvements to further enhance functions of the Board.

Initiatives to Enhance the Effectiveness of the Board of Directors' Operations

Fiscal 2023 evaluation	Fiscal 2024 initiatives	Fiscal 2024 evaluation
Evaluation Efficiency of the Board of Directors' operations has improved and the effectiveness continued to be ensured		
Issues Continuous improvement for further enhancement of the Board functions (operations, systems, improving efficiency, etc.)	• As the first year of the Medium-Term Business Plan, discussed important agenda items such as the progress of the business plan and sustainability. Extraordinary Board of Directors meetings, and other meetings were also held for focused deliberation on specific issues. • Continued executive sessions limited to the chairman of the Board, CEO and Outside Directors • Solidified the effective use of pre-briefing sessions before meetings and feedback on discussions at Board of Directors meetings of the Bank, the Trust Bank and Securities • Conducted on-site visits by Outside Directors and held study sessions inviting external experts (related to AI and sustainability)	**Evaluation** • Confirmed that the Board continued to sufficiently function effectively for fiscal 2024 as a result of years of commitment to improve effectiveness • The Board of Directors' monitoring functioned effectively as sufficient discussions were held not only on key strategies, but also on the malfeasance incident that occurred in fiscal 2024 • Communication and mutual understanding among directors were deepened and the quality of the Board of Directors' discussions improved
		Issues • Continuous improvement for further enhancement of the Board functions (operations including setting of agenda items, systems, etc.)

Evaluation Process of the Board of Directors' Operations



Evaluation Process	Key survey items
Survey response by all directors	☑ **Purpose of the Board of Directors** • Whether the discussions and resolutions contribute to corporate value enhancement, etc. ☑ **Composition/expertise** • Number of directors, sufficiency of expertise and experience ☑ **Agendas/discussion** • Appropriateness of agenda selection, etc. ☑ **Promotion of transformation** • Response to effectiveness enhancement measures based on issues identified in fiscal year 2024 ☑ **Self-evaluation by the directors, etc.**
Interview by a third party	
Receipt of the result of third party evaluation	
Prepare MUFG's evaluation and policy based on the result of third party evaluation	
Reporting and deliberation at the Nominating and Governance Committee and the Board of Directors	

Corporate Governance

Global Advisory Board

MUFG has established the Global Advisory Board to function as advisory bodies to the Executive Committee, and the Board holds regular meetings. The Global Advisory Board is made up of members from the Americas, Europe, Asia, and Japan who are external experts in areas such as corporate management, financial regulation, and government policy. They provide advice and recommendations on group-wide management, global governance, business strategy, and other management issues from an independent standpoint.

Fiscal 2024 Activities

For fiscal 2024, MUFG held its annual meeting in January. The event, taking the form of an in-person & online hybrid meeting, was attended by the Global Advisory Board members and MUFG directors / senior management. Main topics of discussion were geopolitics, generative AI and growth strategy, which are global themes, and various opinions were exchanged on the roles and measures to be taken by MUFG in the changing environment.

In the geopolitics session, discussions were held on the global affairs after the establishment of the new U.S. government. In the generative AI session, discussions ranged from the direction of AI development, investment returns, and our approach, and insights were gained on how to extract economic value from generative AI. In the growth strategy session, the significance of Japan was confirmed with interest rates normalizing and overcoming deflation. Discussions were also held on how to approach future growth opportunities and social issues.

As the environment surrounding MUFG is changing significantly, MUFG will continue to operate the Global Advisory Board in a flexible and effective manner to quickly respond to the changes.

Reference: Global Advisory Board
https://www.mufg.jp/english/profile/overview/advisory_board/index.html

Americas



Professor Merit E. Janow

Dean Emerita, School of International and Public Affairs, Columbia University
Former Member of Appellate Body, World Trade Organization



Mr. William Coen

Former Chairman, IFRS Foundation's Advisory Council
Former Secretary General of the Basel Committee on Banking Supervision



Ms. Virginia M. Rometty

Former Chairman, President and Chief Executive Officer, IBM

Europe



Ms. Anne Le Lorier

Former First Deputy Governor at Banque de France (Central Bank of France)



Mr. John M. Flint

Chief Executive, National Wealth Fund
Former Group Chief Executive, HSBC

Asia



Mr. George Yeo

Former Singaporean Minister for Foreign Affairs



Mr. Andrew Tung

Managing Partner, QBN Capital
Former Chief Executive Officer, Orient Overseas Container Lines

Japan



Professor Emi Osono

Dean, Professor, Hitotsubashi Business School, School of International Corporate Strategy



Mr. Masamichi Kono

Former Deputy Secretary General of OECD
Former Vice Minister for International Affairs, Financial Services Agency, Japan

Foundation Supporting the Corporate Value

Corporate Governance

Succession Plans and Selection Process for Group CEO and Other Corporate Leader Candidates

The Roles of the Nominating and Governance Committee and Succession Plans for Group CEO and Other Corporate Leaders

At MUFG, the Nominating and Governance Committee is engaged in ongoing discussion regarding ways of nurturing candidates for major management positions at the holding company and its major subsidiaries. To this end, the Committee has defined desirable traits for managements (e.g. desirable competencies, skills, backgrounds and other attributes according to position). Based on these traits, candidates are identified and grouped by generation. In nominating candidates for Group CEO and other leading positions, the Committee examines candidates in terms of their personalities, executional skills, career records and performance while referring to the 360-degree assessment conducted by an external agency. Based on the findings of these examinations, the Committee deliberates on the aptitude of each candidate. Lastly, the Committee interviews each individual and prepares proposals on the nomination of candidates that are, in turn, submitted to and finalized by the Board of Directors.

Equity Holdings Policy

Basic Policy and Examination of Significance and Economic Rationale of Equity Holdings

MUFG and the Group Banks[*1] have adopted, in view of shareholding risk, capital efficiency, and international financial regulations, a basic policy of reducing the amount of shares held for the purpose of strategic investment, following sufficient consultation with the relevant corporate business clients. The target over the three-year period from FY2024 to FY2026 is to divest equity holdings worth ¥700.0 billion (simple sum of the Bank and the Trust Bank on an acquisition-cost basis) and to reduce the ratio of the balance of equity holdings to consolidated net assets on a market value basis to below 20%.

equity holdings will be examined for their significance and economic rationale from the perspectives of our corporate business clients' growth and earnings and the strengthening of business relations. We shall proceed with divesting those shareholdings with insufficient rationale, after securing an understanding of the relevant clients.

Even where there is sufficient significance and economic rationale, we will continue the negotiations for divestment in accordance with our basic policy of reducing equity holdings, taking into account, among other things, the market environment and our business and financial strategy.

Economic rationale is examined based on overall business RORA[*2] target value, which is set based on MUFG's capital costs. The results of the March 31, 2024 examinations show that the overall business RORA of all of the examinations targets exceeded 1.4 times of the target value. 76% of the business partners exceeded the target value on company number basis, the sum total of these shareholdings accounts for 76% on book value basis and 74% on market value basis.

*1 "Group Banks" refers to our consolidated subsidiaries, MUFG Bank Ltd. and Mitsubishi UFJ Trust and Banking Corporation.

*2 Overall business RORA (Return on Risk-Weighted Assets) is calculated by dividing Profit (Income from banking and trust banking transactions with a concerned business partner group as well as stock dividends from the said group – Expected loss – Expenses etc.) by risk assets (total value of credits and shares) which are based on the IRB approach in comply with the capital adequacy requirements. In addition, risk asset shares are calculated based on market values.

Standards with Respect to the Exercise of Voting Rights

We will make comprehensive decisions on every proposal for the agenda of a shareholders meeting after confirming the following two points.

1. Will it increase the mid- to long-term corporate value and lead to continuous growth, including sustainability elements of the relevant corporate business client?
2. Will it increase the mid- to long-term economic profits of MUFG and the Group Banks?

Significant agenda[*3] will be determined through communication with the relevant corporate business client, etc. as necessary. The status of the exercise of voting rights of the most important equity holdings will be reported to MUFG's Board of Directors.

*3 Agenda on disposal of surplus, election of directors or corporate auditors, election of outside directors or outside corporate auditors, retirement benefits for corporate auditors, organizational restructure, takeover defense, etc.

For details, see: Corporate Governance Report, p1, "Strategic shareholdings policy"

Process of examination of significance and economic rationale of shareholdings


Confirmation of Status of Acquisition of Agreement for Divestment
Hasn't reached agreement for selling all shares
Has reached agreement for selling all shares
Examination of Significance of Holding
○Significant
×Insignificant
Examination of Significance of Holding
○Sufficient
×Insufficient
Negotiate for Sale
(In principle) Sell

Foundation Supporting the Corporate Value

Corporate Governance

Executive Compensation System

Executive compensation has been designed to encourage efforts by Officers and others to fulfill MUFG's Purpose and the management policy, strengthen business resilience and competitiveness, enable sustainable growth and the medium- to long-term enhancement of the corporate value of the MUFG Group as well as further enhance sustainability management, and raise the motivation of Officers to contribute to the short-term and also the medium- to long-term improvement of financial results, while preventing excessive risk-taking as a financial business, thereby providing an appropriate incentive for each Officer in line with his or her role and responsibility.

Composition of Compensation

In principle, compensation is comprised of three types: "annual base salary (fixed)," "performance-based stock compensation" (based on share price and medium/long-term business performance) and "cash bonuses" (based on short-term business performance). The proportion of each compensation type is properly specified based on the philosophy and objective above as well as the contents of the duties of Officers, etc.

As for the proportion of each compensation type in the President & CEO's compensation, the three compensation types are balanced with each other at the following ratio: "annual base salary: performance-based stock compensation: cash bonuses = 1: 1: 1". (Case in which the standard amount is paid with respect to performance-based stock compensation and cash bonuses).

The composition of compensation for officers by position is determined in accordance with the following rules: The President & CEO's compensation has the highest percentage of performance-based portion (meaning performance-based stock compensation + cash bonuses in this context) (approximately 67%) and the percentage decreases gradually from there based on position in the order of the chairman, deputy chairman and deputy president (approximately 60%), senior managing corporate executive (approximately 57.5%), managing corporate executive (approximately 55%), and non-senior officers (approximately 50%).

Overview of the Executive Compensation System

Type of compensation	Linkage with performance	Performance-based range	Standards for payment		Weight	Time of payment	Payment method
Annual base salary	Fixed	—	• Paid based on positions, etc. • Includes Director Allowance, Committee and Chair Allowance, Housing Allowance, Overseas Representative Allowance, etc.			Monthly	Cash
Stock compensation	Non-performance-based	—	Base amount by position			At the time of retirement of executives	50% in shares 50% in cash
	Medium- to long-term performance-based	0-150%	Base amount by position ×	Performance factor (MTBP achievement evaluation)	<55%>	At the end of the MTBP	

				Target attainment rate of indices below in MTBP
				(1) Consolidated ROE
				(2) Consolidated expense ratio ┐ ❶
				(3) ESG assessment ❷
				  • Reduction of GHG emissions from own company
				  • MUFG Employee survey score
				  • Ratio of women in management
				  • Ratings granted by ESG rating agencies
				(4) TSR ❸
					30%
					10%
					10%
					
					(2.5% each)
					
					5%		

				Performance factor (competitor comparison evaluation)	<45%>		
				Comparison of year-on-year growth rate of indices below with competitors ❹ (1) Consolidated net operating profits (2) Profits attributable to owners of parent	25% 20%		
Cash bonuses	Short-term performance-based	0-150%	Base amount by position ×	Performance factor (quantitative evaluation factor applied to the Group CEO)	<60%>	Annually	Cash
				Rate of year-on-year change and target attainment rate of indices below (1) Consolidated net operating profits (2) Profits attributable to owners of parent (3) Consolidated ROE (4) Consolidated expense ratio	20% 10% 20% 10%		
				Status of individual execution of duties (qualitative evaluation factor applied to Group CEO)			
				• Expand & refine growth strategies • Drive social & environmental progress • Accelerate transformation & innovation • Optimize resource & portfolio management • Enhance stakeholder value, etc.	<40%>		

*❶-❹ will be explained in the next page

Subject to malus (confiscation) and clawback (restitution claim)

Proportion of compensation by position



	Annual base salary	Stock compensation	Cash bonuses
President & CEO	33.3%	33.3%	33.3%
Chairman, Deputy Chairman, Deputy President	40%	30%	30%
Senior Managing Corporate Executive	42.5%	28.8%	28.8%
Managing Corporate Executive	45%	27.5%	27.5%
Corporate Executives, Executive Officers	50%	25%	25%
Non-Executive Directors, Outside Directors	100%		

Performance-based compensation

Foundation Supporting the Corporate Value

Corporate Governance

❶To incentivize efforts to improve MUFG's earnings power, capital efficiency and profit structure, each of which is considered a management issue requiring the utmost priority, the degree of achievement vis-à-vis target levels stipulated in the Medium-Term Business Plan (MTBP) regarding consolidated ROE and consolidated expense ratio is determined on an absolute evaluation basis.

❷MUFG has set 50% reduction of Group/Global GHG emissions from own operations vs FY2020; improvement of the employee survey scores vs FY2023 (73 points); and raising of the ratio of women in management to 27.0% (FY2023: 22.0%) in FY2026 as unique ESG self-assessment metrics, to support the further enhancement of sustainability management. Additionally, to assess the extensive initiatives toward ESG of MUFG from an objective standpoint, a relative evaluation is carried out on the degree of improvement (3-year) of third-party assessments by the five major ESG assessment agencies (MSCI, FTSE Russell, Sustainalytics, S&P Dow Jones and CDP).

❸For medium- to long-term enhancement in corporate value and sharing interests with our shareholders, MUFG will conduct relative (3-year) TSR assessments compared to TOPIX (including dividends) and our major competitors.

❹Relative comparisons with competitors are made with Mizuho Financial Group and Sumitomo Mitsui Financial Group.

Image of Performance-Based Compensation (e.g., consolidated ROE/consolidated expense ratio)


Performance factor
Limit: 150%
100%
50%
0%
MTBP targets

Compensation for Directors and Corporate Executives

(Millions of yen)

Classification	Number of recipients	Total compensation, etc.	Total amount of compensation, etc. by compensation types			
			Annual base salary	Cash bonuses	Stock compensation	
			Cash	Cash	Non-cash	
			Non-performance-based	Performance-based	Non-performance-based	Performance-based
Directors (excluding outside directors)	5	1,135	373	281	84	394
Corporate executives	17	2,891	1,038	630	522	699
Outside directors	10	241	241	—	—	—

(Notes) 1. The figures represent the total amount of compensations, etc. paid by the holding company and consolidated subsidiaries, etc.
2. The compensation, etc. paid to corporate executives who concurrently serve as Members of the Board of Directors is described in the column of corporate executives.
3. On July 1, 2016, the Company introduced a performance-based stock compensation plan using a structure called Board Incentive Plan as Non-cash compensation. Total stock compensation in the table above includes expenses associated with the right to receive shares granted under the plan and the amounts of compensation provided during fiscal year 2023. (Includes payment based on the achievement ratio of performance targets under the previous MTBP (FY2021-FY2023))

Targets for Indices Set under the Performance-Based Stock Compensation and the Ratio of Their Achievement

Type of evaluation	Performance indices	Weight	Targets, etc.	Achievement ratio					
				Fiscal 2024		Fiscal 2025		Fiscal 2026	
				Per index	Total evaluation	Per index	Total evaluation	Per index	Total evaluation
Comparison with competitors	Consolidated net operating profits	25%	Determined based on comparisons with competitors	60%	77%	—	—	—	—
	Profits attributable to owners of parent	20%		100%		—		—	
Target attainment rate of indices in MTBP	Consolidated ROE (based on MUFG's standard)	30%	Fiscal 2026 MTBP targets	—					
	Consolidated expense ratio	10%		—					
	ESG assessment	10%	Absolute and relative assessment on the degree of improvement (3-year)	—					
	TSR	5%	Relative assessments compared to TOPIX/ competitors.	—					

Performance Evaluation Conducted to Determine Cash Bonuses (Group CEO)

Performance indices	Weight	Fiscal 2022 bonuses		Fiscal 2023 bonuses		Fiscal 2024 bonuses	
		Fiscal 2021 achievement	Payment ratio	Fiscal 2022 achievement	Payment ratio	Fiscal 2023 achievement	Payment ratio
Total evaluation	100%	106.4%	125.0%	102.3%	112.5%	104.3%	112.5%
Quantitative evaluation (combination of four indices, including consolidated ROE)	60%	117.3%	—	103.8%	—	113.8%	—
Qualitative evaluation	40%	90.0%	—	100.0%	—	90.0%	—

(Notes) 1. Each quantitative evaluation indicator is determined by placing equal weight on the year-on-year increase (decrease) and the ratio of accomplishments vis-à-vis targets.
2. Qualitative evaluation is determined using an eight-grade rating system, while comprehensive evaluation (the combination of quantitative and qualitative evaluation) is determined using a nine-grade rating system.
3. All evaluation results are determined solely by independent outside directors in the Compensation Committee.

Foundation Supporting the Corporate Value

Risk Management

Basic Policy

MUFG aims to strengthen its Group risk management through the diffusion of a risk culture that strengthens the structure of Group business management as well as enterprise risk management. Our goal is effective risk governance that is consistent across regions, subsidiaries and the holding company.

Risk Management Framework

The Risk Committee under the Board of Directors comprises outside directors and external experts. The committee deliberates various matters related to risk management, reports to the Board of Directors and submits recommendations. Based on the deliberations at the committee, the Board decides management and operational policies related to various risks. The holding company decides basic policies for the entire Group, while each Group company develops its own management systems and manages risks in line with these policies. The Group CRO reports to the Board of Directors periodically regarding the status of risks and the Group's initiatives in various risk areas.

Risk Appetite Framework

MUFG clarifies its risk appetite (types and amount of risk that it is willing to accept) to achieve its business strategy and financial plan. This is called the "Risk Appetite Framework," which is introduced to increase management transparency and generate more profit opportunities in an environment where risk is properly controlled.

Enterprise Risk Management

Enterprise risk management is the framework of risk management and operation to recognize the risk that emerges in the course of business execution and assess them according to uniform criteria while maintaining business stability and maximizing shareholder value. MUFG adopts three main strands of enterprise risk management: the capital allocation system, stress tests and top risk management.

For details, see Risk Management
https://www.mufg.jp/english/profile/governance/risk/index.html

Risk Management System


Holding Company
(Mitsubishi UFJ Financial Group, Inc.)
Risk Committee
Board of Directors
U.S. Risk Committee
Risk Management Committee (including crisis management)
Executive Committee
Credit & Investment Management Committee
Risk management divisions
Credit Committee

Risk Appetite Framework


Business Plan
Financial Plan
• Net operating profits
• Net income
• ROE
• RORA
• Expense ratio
• Common Equity Tier 1 capital ratio, etc.
Organic Correlation
Business Strategy
• Group business strategy
Risk Appetite
• Capital allocation plan and RWA plan
Capital strategy and distribution based on risk
• Funding liquidity risk, etc.
Risk appetite for difficult-to-quantify risk
Risk Culture

Cyber Security

Basic Policy

MUFG is well aware of its social responsibilities regarding securing the assets entrusted to it by its customers and its obligation to provide secure and stable financial services. MUFG has positioned risk and threats posed by cyber-attacks and other relevant events as one of the Top Risks and enacted the Cyber Security Management Declaration with the intention of strengthening the cyber security measures under the direct supervision of top management.

Cyber Security Management Structure

MUFG has established cyber security standards that refer to international standard guidelines and is engaged in the development of relevant strategies and organizational structures as well as the planning and implementation of initiatives aimed at enhancing its cyber security measures.

Furthermore, MUFG has set up the MUFG-CERT as an umbrella organization to prepare for the occurrence of a cyber security incident and act in cooperation with the Computer Security Incident Response Teams (CSIRTs) of Group companies.

MUFG is also involved in collaborative activities with government agencies, other companies in the financial industry and security communities, including the Financials ISAC Japan.

Main Initiatives to Counter Cyber Security Threats

MUFG has set up a dedicated team focused on threat intelligence to centralize such related activities as impact analysis for vulnerabilities or cyber attacks, and remediation for those impacts on a group-wide basis. In addition, the cyber security organization participates from the early stages of systems planning and design and works with the development team to realize both safety and innovation in digital transformation. To nurture security specialists that support these initiatives, Cyber Security Division strives to enhance expertise of the team members and implement group-wide education programs.

For details, see: Cyber Security
https://www.mufg.jp/english/csr/governance/riskmanagement/#jump02

Foundation Supporting the Corporate Value

Compliance

Basic Policy

We have established the MUFG Group Code of Conduct as a set of guidelines for how the Group's officers and employees should make decisions and act on a daily basis to realize the MUFG Way. The Code of Conduct expresses our commitment to complying with laws and regulations globally, to acting with honesty and integrity, and to behaving in a manner that supports and strengthens the trust and confidence of society. In addition, as we expand the geographic scope of our business globally, we are committed to keeping abreast of developments in laws and regulations of the jurisdictions in which we operate, including anti-money laundering and antibribery rules as well as competition laws, while paying close attention to trends in financial crimes.

Ensuring Thorough Compliance

We engage in ongoing efforts to ensure that each employee embraces proper action principles in accordance with the Code of Conduct. These efforts include providing e-learning for all employees, disseminating messages from management, holding compliance training sessions that discuss case studies of external compliance incidents and call employee attention to real-life compliance issues, and implementing periodic tests to confirm training results. In these ways, we strive to help employees raise their compliance literacy and awareness. We also assess the level of compliance awareness among our workforce via the annual Group Employee Survey and update the content of the Code of Conduct every year with reference to the results of this survey as well as changes in both internal and external environment. In fiscal 2025, we reflected on the incident that occurred within the MUFG Group, and enhanced the statement on the significance of social trust and confidence, and compliance with laws and regulations. Furthermore, we reflected the pursuit of the best interest of the customer in response to the enforcement of new and revised laws and regulations. To further ensure that officers and employees understand and implement the Code of Conduct, we are implementing workplace communication measures and discussion-format training. The effects of these measures were confirmed through the result of the above stated Group awareness survey, and reported to the Board of Directors. Through these ongoing efforts, we strive to ensure thorough compliance.

For details see: Compliance
https://www.mufg.jp/english/profile/governance/compliance/index.html
https://www.mufg.jp/dam/ir/presentation/2024/pdf/slides2503_en.pdf

Enhancement of Global Financial Crimes Compliance Framework

MUFG has established the Global Financial Crimes Division (GFCD) to maintain a global framework to prevent, detect, and deter financial crimes effectively across the firm.

Headquartered in New York, GFCD is responsible for Anti-Money Laundering, Counter-Terrorist Financing, Sanctions Compliance, and Anti-Bribery and Corruption efforts (collectively referred to as "financial crimes" or "FC"). Since its inception in 2017, GFCD has supported consistent and efficient operations through the creation of shared services functions, investment in its FC experts, and, more recently, the promotion of offshoring. In addition, GFCD is upgrading its FC compliance systems and data warehouse to bolster MUFG's FC compliance program. This enhancement will help the Bank detect more complex and sophisticated forms of financial crimes.

Further, MUFG, through the Bank, is a member of the Wolfsberg Group,[1] and is proud to collaborate with other global financial institutions to develop frameworks and guidance for FC risk management. The membership also enables proactive responses to evolving trends in global regulations and regulatory expectations.

We continue our efforts to enhance FC compliance and promote societal trust and confidence by aligning with the requirements and expectations of international organizations, country-specific regulators, and the Financial Action Task Force (FATF)[2].

For more information : Global Financial Crimes
https://www.mufg.jp/english/csr/governance/financialcrimes/index.html

[1] The Wolfsberg Group is an association of twelve global banks which aims to develop frameworks and guidance for the management of financial crime risks.
[2] FATF: Financial Action Task Force on money laundering. Inter-governmental body that advocates for taking a coordinated international response in AML and counterterrorist financing.

Internal Audit

Basic Policy

To enhance the ability to create, preserve, and maintain MUFG Group's value, Internal Audit Division provides independent, risk-focused, and objective assurance and advisory services. Internal audit results are reported to senior management. Additionally, internal audits suggest ways to help audited departments improve or rectify any issues identified. We adopted the "MUFG Internal Audit Activity Charter," which defines our basic policies for internal audits, including the missions to conduct audits that contribute to improve the Group's corporate value and realize the MUFG Way.

Implementing Effective and Efficient Internal Auditing

To ensure that internal audit processes use available resources with optimal effectiveness and efficiency, the internal audit divisions implement risk-focused internal audits in which the nature and magnitude of the associated risks are considered in determining audit themes and the frequency and depth of internal audit activities. At the same time, through the off-site monitoring, internal auditors attend key meetings, collect important internal control documents and implement other necessary measures to assess any changes in risk status. In addition, audit quality is being improved through audit reviews conducted by a dedicated quality assessment/assurance team comprising of veteran auditors.

Conducting Group-wide, Cross-Regional Audits

As we strive to deliver solutions to our clients by leveraging our functions across the Group, and to promote business operations on a global basis, we pursue a group-wide, cross-regional approach to raise the effectiveness and efficiency of internal audit.

We have a global resource exchange program and conduct group-wide, cross-regional integrated audits in areas such as IT, cyber security, finance, and global financial crime, where sophisticated specialist expertise is required. Through these efforts, we are striving to unify our standards for audits and enhance audit quality.

For details, see: Internal Audit
https://www.mufg.jp/english/profile/governance/audit/index.html

Foundation Supporting the Corporate Value

Initiatives for Practicing a Customer-Oriented Approach: Pursuing Customers' Best Interests

Basic Policy

With the aim of ensuring the thoroughgoing practice of customer-oriented approach, the MUFG Group Code of Conduct addresses the importance of "Customer Focus" in Chapter 1, while the MUFG Basic Policy for Fiduciary Duties is publicized to provide unified guiding principles for the Group. In line with this policy, all Group entities are committed to practicing customer-oriented approach and endeavor to improve their products and services.

For details, see the MUFG Basic Policy for Fiduciary Duties.
https://www.mufg.jp/english/profile/governance/fd/index.html

Operational Structure

MUFG works to strengthen its operational structure for ensuring a customer-oriented approach by, for example, holding periodic Fiduciary Duty Promoting Committee ("FD Promoting Committee") meetings while pushing ahead with sharing best practices and other across-the-board endeavors to improve its business operations on a group-wide basis. The details are regularly reported to the Group Executive Committee and other relevant bodies.

The FD Promoting Committee invites external advisors to obtain proposals and advice from external perspectives. Overall activities concerning customer-oriented approach are also evaluated by the Compliance Division and Internal Audit Division, promoting discussion from various perspectives. The Investment Management Strategy Office, an organization at the holding company level, is committed to further enhancing governance by sharing information across the group and providing the insights from the information gathered to group companies.

For details of specific initiatives, please see the following:
https://www.bk.mufg.jp/kigyou/policy/pdf/status_initiatives.pdf
*Japanese only

Pursuing Customers' Best Interests

The MUFG Group believes that the further improvement of its products and services in order for customers to "save, increase, protect, and inherit" their valuable assets according to their own goals leads to realizing customers' best interests, and will therefore always act honestly and fairly, based on its high ethical standards and expertise.

Main Initiatives in Financial Products Sales

Based on the MUFG Basic Policy for Fiduciary Duties, we declared our five commitments and engage in customer-oriented asset management proposals. In accordance with the MUFG investment management Business Policy (internal guidelines that the headquarters of MUFG Group companies must comply with for instilling customer-oriented approach in operations), we are committed to pursuing our customers' best interests by striving to improve their investment performance while applying the "MUFG Investment Management Advice Chain Model[*1]" to secure "discipline," "transparency," and "consistency," which are critical to investment management and providing value-added advice and appropriate information under the goals-based approach.

Main Initiatives in Financial Product Development

We established the Product Governance Policy, which puts together our core belief and focus from the three aspects of product value, asset management, and disclosure by attaching importance to customer perspectives. Under this policy, we will further strive to improve quality in pursuit of customers' best interests.

For details of the Product Governance Policy, please see the following:
https://www.am.mufg.jp/corp/policy/houshin.html
*Japanese only

Reference: MUFG Investment Advice Chain Model



1 Research and strategy
2 Product strategy (Product management)
3 Sales system (Advice model)
4 Follow-up on results
• Establish the House View
• Asset allocation based on the House View Example: Establish the model portfolio
• Establish the product strategy based on the House View
• Fund screening
• Cost and return analysis, suitability review
• Create and instill the proposal story for the advice based on the House View
• Risk-based portfolio proposal
• Provide information corresponding to the change in environment, etc.
• Product performance monitoring
• Portfolio monitoring
House View
IPAT*2/product management during the fiscal period
Promote product line-up, etc.
Portfolio management/ risk control
Model Portfolio
Product governance
Portfolio proposal
Follow-up system
Platform
Advice × Technology

*1 A comprehensive framework incorporating research, investment strategy, product strategy, sales system, and follow-up in results. *2 Investment Product Analysis Team

Data Section

Ten-Year Summary of Major Financial Data

(Billions of Yen)

	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020[1]	FY2021	FY2022	FY2023	FY2024
Currency exchange rate (US$/JPY) (yen)	112.68	112.19	106.24	110.99	108.83	110.71	122.39	133.53	151.41	149.52
Statement of income data:										
Gross profits before credit costs for trust accounts	4,143.2	4,011.8	3,854.2	3,725.7	3,986.3	3,920.9	3,964.0	4,503.0	4,732.5	4,819.3
Net interest income	2,113.5	2,024.4	1,906.8	1,922.7	1,892.9	1,905.1	2,043.6	2,907.5	2,457.8	2,876.5
Trust fees excluding credit costs+Net fees and commissions	1,437.5	1,450.4	1,449.6	1,429.2	1,472.0	1,398.1	1,574.7	1,695.4	1,820.6	2,090.2
Net trading profits + Net other operating profits	591.9	536.7	497.5	373.5	621.1	617.5	345.5	(999)	453.9	(147.4)
Net gains (losses) on debt securities	132.9	56.8	6.7	29.9	492.9	119.0	(140.4)	(884.6)	(450.7)	(991.4)
General and administrative expenses	2,585.2	2,593.5	2,621.4	2,647.1	2,801.8	2,672.5	2,747.2	2,908.7	2,888.7	3,228.1
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,557.9	1,418.2	1,232.8	1,078.5	1,184.4	1,248.4	1,216.7	1,594.2	1,843.7	1,591.1
Total credit costs	(255.1)	(155.3)	(46.1)	(5.8)	(222.9)	(515.5)	(331.4)	(674.8)	(497.9)	(108.7)
Net gains (losses) on equity securities	88.3	124.9	133.1	112.6	31.3	130.2	332.6	288.0	371.2	592.5
Gains (losses) on sales of equity securities	113.6	127.4	140.1	125.9	92.1	138.3	343.8	303.9	381.4	643.5
Losses on write-down of equity securities	(25.3)	(2.5)	(7.0)	(13.3)	(60.8)	(8.0)	(11.1)	(15.9)	(10.1)	(50.9)
Equity in earnings of equity method investees	230.4	244.4	242.8	284.3	277.2	321.7	441.5	425.8	531.8	596.9
Other non-recurring gains (losses)	(82.0)	(271.4)	(100.3)	(121.7)	(34.2)	(131.3)	(121.9)	(612.5)	(120.9)	(2.4)
Ordinary profits	1,539.4	1,360.7	1,462.4	1,348.0	1,235.7	1,053.6	1,537.6	1,020.7	2,127.9	2,669.4
Net extraordinary gains (losses)	(40.7)	(57.5)	(53.0)	(202.7)	(406.3)	(11.5)	(47.7)	549.1	(77.8)	(118.8)
Total taxes	460.2	342.1	313.4	195.5	220.8	185.0	283.4	369.6	478.3	609.1
Profits attributable to owners of parent	951.4	926.4	989.6	872.6	528.1	777.0	1,130.8	1,116.4	1,490.7	1,862.9
Earnings per share (EPS) (yen)	68.51	68.28	74.55	66.91	40.95	60.50	88.45	90.73	124.65	160.02
Balance sheet data:										
Total assets	298,302.8	303,297.4	306,937.4	311,138.9	336,571.3	359,473.5	373,731.9	386,799.4	403,703.1	413,113.5
Loans and bills discounted	113,756.3	109,005.2	108,090.9	107,412.4	109,114.6	107,183.0	110,426.2	109,146.2	116,825.6	121,436.1
Securities	69,993.8	59,438.8	59,266.1	64,262.4	65,555.1	77,122.0	79,560.5	86,746.9	86,878.5	86,125.3
Total liabilities	280,916.1	286,639.0	289,642.3	293,877.2	319,715.6	341,757.2	355,743.6	368,526.6	382,956.1	391,385.3
Deposits	160,965.0	170,730.2	177,312.3	180,171.2	187,623.5	211,521.2	215,427.2	213,609.5	224,035.0	228,512.7
Total net assets	17,386.7	16,658.3	17,295.0	17,261.6	16,855.7	17,716.2	17,988.2	18,272.8	20,746.9	21,728.1

*1 From the beginning of the fiscal year ended March 31, 2022, expenses related to credit cards, which were previously recorded as general and administrative expenses, are recorded as fees and commissions expenses.
Accordingly, the financial information for the fiscal year ended March 31, 2021 have been retroactively restated.

Data Section

Performance Comparison with Competitors[1]

Market Capitalization



(Trillions of yen)

(Calculated based on data available as of March 31, 2025. Source: Bloomberg)

*1: Overseas competitors used for performance comparisons are European and U.S. firms subject to a G-SIB buffer (announced in 2024) of 1.5% or more

Credit Ratings[2]

S&P

Holding Company Ratings	Japanese Firms			U.S. Firms			European Firms	
A					JP Morgan			
A-	MUFG	SMFG	Mizuho FG			Bank of America	HSBC	BNP Paribas
BBB+				Goldman Sachs	Citigroup		Barclays	
BBB							Deutsche Bank	
BBB-								

Moody's

Holding Company Ratings	Japanese Firms			U.S. Firms		European Firms
A1	MUFG	SMFG	Mizuho FG	JP Morgan	Bank of America	
A2				Goldman Sachs		
A3			Citigroup	HSBC		
Baa1					BNP Paribas	Barclays / Deutsche Bank
Baa2						

(Ratings as of May 2025, based on data disclosed by each firm)

*2: BNP Paribas and Deutsche Bank: Non-preferred senior ratings.
    Others: Issuer ratings or long-term foreign currency denominated debt ratings.

Data Section

Company Overview

Company Information (As of March 31, 2025)

Company Name	Mitsubishi UFJ Financial Group, Inc.
Head Office	4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo 100-8330, Japan
Date of Establishment	April 2, 2001
Amount of Capital	¥2,141.5 billion
Common Stock (Issued)	12,067,710,920 shares
Stock Listing	Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
Ticker Symbol Number	8306 (Tokyo Stock Exchange, Nagoya Stock Exchange) MUFG (New York Stock Exchange)

Ownership and Distribution of Shares[1]



Securities: **4.58%**

National and local governments: **0.02%**

Corporations: **10.27%**

Foreign institutions, etc.: **35.50%**

Individuals and others: **17.34%**

Financial institutions: **32.26%**

[1] Excludes treasury shares and fractional shares

Main Subsidiaries and Affiliates (As of March 31, 2025)

Mitsubishi UFJ Financial Group, Inc.   ● Consolidated subsidiary   ◆ Equity method investee

MUFG Bank, Ltd.

- ● MUFG Bank, Ltd.
- ● WealthNavi Inc.
- ● Mitsubishi UFJ eSmart Securities Co,. Ltd.
- ● Kanmu, Inc.
- ◆ JACCS CO., LTD.
- ◆ BOT Lease Co., Ltd.
- ● MUFG Americas Holdings Corporation
- ● Bank of Ayudhya Public Company Limited
- ● PT Bank Danamon Indonesia, Tbk.
- ● PT Mandala Multifinance Tbk.
- ◆ Vietnam Joint Stock Commercial Bank for Industry and Trade
- ◆ Security Bank Corporation

Mitsubishi UFJ Trust and Banking Corporation

- ● Mitsubishi UFJ Trust and Banking Corporation
- ● Mitsubishi UFJ Real Estate Services Co., Ltd.
- ● Japan Shareholder Services Ltd.
- ● The Master Trust Bank of Japan, Ltd.
- ● Mitsubishi UFJ Real Estate Asset Management Co., Ltd.
- ● Mitsubishi UFJ Alternative Investments Co., Ltd.
- ● Human Resources Governance Leaders Co., Ltd.
- ● Mitsubishi UFJ Baillie Gifford Asset Management Limited
- ● Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A.
- ● MUFG Lux Management Company S.A.
- ● Mitsubishi UFJ Asset Management (UK) Ltd.
- ● MUFG Investor Services Holdings Limited
- ● First Sentier Investors Holdings Pty Ltd
- ● MUFG Pension & Market Services Holdings Pty Limited

Mitsubishi UFJ Securities Holdings Co., Ltd.

- ● Mitsubishi UFJ Securities Holdings Co., Ltd. (Securities Holding Company)
- ● Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
- ◆ Morgan Stanley MUFG Securities Co., Ltd.
- ● MUFG Securities EMEA plc
- ● MUFG Securities Asia Limited
- ● MUFG Securities (Canada), Ltd.

Others

- ● Mitsubishi UFJ NICOS Co., Ltd.
- ● ACOM CO., LTD.
- ● Japan Digital Design, Inc.
- ● MUFG Innovation Partners Co., Ltd.
- ● Mitsubishi UFJ Asset Management Co., Ltd.
- ◆ Mitsubishi HC Capital Inc.
- ◆ Mitsubishi Research Institute DCS Co., Ltd.
- ◆ Morgan Stanley

 **Website**

For more detailed information, please refer to our website.
URL: https://www.mufg.jp/ (Japanese)
URL: https://www.mufg.jp/english/ (English)

Committed to empowering a brighter future.

In these unprecedented times,
companies worldwide are constantly
navigating the rapidly changing environment
to transition to the next stage of growth.

At MUFG, we will make every effort
to help realize these goals.
This will be our unchanging purpose now,
and into the future.

Mitsubishi UFJ Financial Group, Inc.

4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo 100-8330, Japan
Telephone: +81-3-3240-8111
URL: https://www.mufg.jp/english/